As filed with the Securities and Exchange Commission on January 26, 2015

Registration No. 333-201309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nexvet Biopharma public limited company

(Exact name of registrant as specified in its charter)

Ireland	2834	98-1205017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

National Institute for Bioprocessing

Research and Training

Fosters Avenue, Mount Merrion

Blackrock, Co. Dublin, Ireland

+353 1 215 8100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marjorie Sybul Adams

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

Tel: (212) 335-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marjorie Sybul Adams Bruce Jenett Andrew Ledbetter DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 335-4500	Mark B. Weeks John T. McKenna Andrew S. Williamson Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Tel: (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Ordinary Shares, $0.125 nominal value per share	4,600,000 shares	$16.00	$73,600,000	$8,553

(1)	Includes additional ordinary shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $6,972 in connection with a prior filing of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion. Dated January 26, 2015

4,000,000 Shares

Ordinary Shares

Nexvet Biopharma public limited company is offering 4,000,000 ordinary shares. This is our initial public offering and no public market currently exists for our ordinary shares. We anticipate that the initial public offering price of our ordinary shares will be between $13.00 and $16.00 per share.

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “NVET.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should read carefully the discussion of material risks of investing in our ordinary shares under the heading “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section of this prospectus titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 600,000 ordinary shares to cover over-allotments. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

Entities affiliated with Farallon Capital Management, L.L.C., which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares on or about                    , 2015.

BofA Merrill Lynch	Cowen and Company

Piper Jaffray	JMP Securities

The date of this prospectus is                     , 2015.

Prospectus

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the section of this prospectus titled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Nexvet,” “Nexvet Biopharma plc” or the “Company” refer to Nexvet Biopharma public limited company and its consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on transforming the therapeutic market for companion animals by developing and commercializing novel, species-specific biologics based on human biologics. Biologics are therapeutic proteins derived from biological sources. As a class, biologics have transformed human medicine in recent decades and represent some of the top-selling therapies on the market today. Our proprietary platform, which we refer to as “PETization,” is an algorithmic approach that enables us to rapidly create monoclonal antibodies that are designed to be recognized as “self” or “native” by an animal’s immune system, a property we refer to as “100% species-specificity.” PETization is also designed to build upon the safety and efficacy data from clinically tested human therapies to create new therapies for companion animals, thereby reducing clinical risk and development cost.

Biologics generally include monoclonal antibodies, or mAbs, which are targeted antibodies derived from identical, or clonal, cells, and fusion proteins, which are proteins created by joining two or more genes coded for separate proteins. Our first product candidate, NV-01, is a mAb that is a nerve growth factor, or NGF, inhibitor for the control of pain associated with osteoarthritis in dogs. NGF is a protein involved in growing and maintaining neural pathways and in neural signaling, including pain signals. NGF inhibitors seek to interrupt those signals to reduce pain. Our second product candidate, NV-02, is a mAb that is an NGF inhibitor for the control of pain associated with degenerative joint disease in cats. We expect data from our pivotal safety and efficacy studies for NV-01 by the end of 2015 and for NV-02 in 2016. Our third product candidate, NV-08, is a fusion protein that is a tumor necrosis factor, or TNF, inhibitor for the treatment of chronic inflammatory diseases, including atopic dermatitis, in dogs. TNF is a protein that causes inflammation, and TNF inhibitors suppress this inflammation. If our proof-of-concept safety and efficacy studies for NV-08 are successful, we will progress this product into formal development. In addition, using PETization, we are seeking to advance one new product candidate into development per year, commencing in the second half of 2015.

Veterinary care is one of the fastest growing industries in the overall U.S. companion animal market and is estimated to reach $15.3 billion in 2014. We are targeting the companion animal therapeutics segment of the veterinary care industry. We estimate that in 2013 consumers spent $2.3 billion on companion animal therapeutics. This segment is currently dominated by synthetic chemical drugs commonly referred to as “small molecule” drugs. The size and growth of the veterinary care industry reflects many factors, including higher rates of companion animal ownership, improved quality of veterinary care, and the increasingly important role of companion animals in our lives, who are often considered members of our families. We believe these factors, together with the introduction of our product candidates with their favorable safety and compliance profiles, will increase overall demand for companion animal therapeutics.

Product Pipeline

We have identified three lead product candidates, NV-01, NV-02 and NV-08. We submitted an investigational new animal drug application, or INAD, with the U.S. Food and Drug Administration, or the FDA, for NV-01 in 2012, for NV-02 in 2013 and for NV-08 in 2014.

(1)	Our proof-of-concept studies include four sequential studies: pharmacokinetics (P), preliminary safety (PS), immunogenicity (I) and safety and efficacy (SE).
(2)	We have completed clonal cell manufacturing for NV-01, and we have accelerated and completed clonal cell manufacturing for NV-02 in order to rapidly advance its development. Material from manufactured clonal cells, from which biologics are created, is used in pivotal studies and is intended to be used later for commercial supply. The production of a high-yielding clonal cell line facilitates budgeting for commercial production.
(3)	FDA protocol concurrence means the Center for Veterinary Medicine within the FDA fundamentally agrees with the design, execution and analyses proposed in the protocol and there is a commitment that it will not later alter its perspective on these issues unless public or animal health concerns appear that were not recognized at the time of the protocol assessment. We have obtained protocol concurrences to commence our pivotal safety and efficacy studies for NV-01.

Development of companion animal therapeutics is typically faster and less expensive than human drug development. It requires fewer clinical trials, requires fewer subjects and pre-clinical work and can be conducted directly in the target species. According to Pharmaceutical Commerce, companion animal therapeutics can obtain U.S. regulatory approval in under six years. We expect the costs to complete the development and manufacturing scale-up of each of our three lead product candidates to be approximately $13.0 to $15.0 million per candidate. In contrast, receipt of regulatory approval for human therapeutics may take 12 to 13 years and development can cost hundreds of millions of dollars per drug.

Our PETization Platform

Our PETization platform is a proprietary algorithmic approach that has demonstrated a reduction in the time and cost typically associated with the development of mAbs using conventional interspecies conversion methods. By applying our algorithms to analyze large data sets from our proprietary complementary deoxyribonucleic acid, or cDNA, library, PETization is designed to determine the minimal number of changes required in the mAb framework region to generate a 100% species-specific mAb that preserves the attraction between a biologic and its target, a property known as affinity. We have used PETization to successfully convert human and rodent mAbs into 100% species-specific canine, feline and equine mAbs, thereby leveraging their safety and efficacy profile for our companion animal therapies in development.

Using PETization, we are seeking to advance one new product candidate into development per year commencing in the second half of 2015. Our internal research team is studying mAbs that bind to canine, feline and equine targets relevant to pain, inflammation, cancer and other chronic conditions. We have also recently completed a survey of specialist veterinarians in the United States and the European Union, or the EU, to identify key areas of unmet medical need where mAbs could have a significant impact. The results of this survey are guiding our product development priorities.

We believe our PETization platform offers the following important advantages over other approaches to the design, discovery and development of mAbs in the veterinary care industry:

•	Rapid creation of new products. PETization is designed to substantially reduce the time involved in the discovery process for new mAbs with high affinity, when compared to conventional discovery techniques.

•	Cost efficiencies in production. mAbs with higher affinity require less active pharmaceutical ingredient to achieve a therapeutic dose, leading to lower cost of goods.

•	Efficient development pathway. Harnessing existing donor mAb manufacturing, safety and clinical efficacy data can significantly reduce costs, time-to-market and regulatory and clinical risk.

•	Scalability across species. PETization enables us to rapidly identify new product candidates for many indications across multiple species.

•	Proprietary cDNA approach to mAb identification. Our proprietary cDNA library of mAb sequences allows us to use the natural variations found in mAbs to generate novel, species-specific mAbs.

We believe that our PETization platform will create differentiated, high-value companion animal therapies with better health outcomes through the following characteristics:

•	Efficacy. PETized mAbs are designed to retain the efficacy of the donor mAbs.

•	Safety. PETized mAbs match the structure of the target species more successfully than conventional approaches, thereby reducing the risk of immunogenicity.

•	Ease of compliance. PETized mAbs are designed to be injected every four to six weeks, as compared to small molecule treatments, which can require daily or more frequent injections or oral dosing.

We believe that these product characteristics align favorably with veterinarian preferences and will contribute to the widespread market adoption of PETized mAbs.

We may also develop biologics outside of our PETization platform, such as NV-08. NV-08 is a proprietary fusion protein we have identified using internal research that has shown NV-08 to be a potent inhibitor of the inflammatory response.

Companion Animal Therapeutic Market Overview

The U.S. companion animal market, which includes veterinary care, food, supplies and over-the-counter medications, live animal purchases and services such as grooming and boarding, is estimated to exceed $58.5 billion in sales in 2014. Veterinary care, which includes sales of companion animal therapeutics, parasiticides and vaccines and other medical expenses for veterinarian visits, is one of the fastest growing industries in the overall U.S. companion animal market. We are targeting the companion animal therapeutics segment of the veterinary care industry. We estimate that in 2013 consumers spent $2.3 billion on companion animal therapeutics. This segment is currently dominated by small molecule drugs. Although a few have received conditional licensure in the United States, there are currently no mAbs for the management of pain or inflammation in companion animals approved for marketing in the United States or the EU. Biologics, including mAbs, have grown to be the largest class of therapeutics within the top ten best-selling drugs for humans. We believe that mAbs will drive a similar trend in the companion animal therapeutics market.

Historically, most companion animal therapeutics have been in areas overlapping with livestock health, notably vaccines, parasiticides and anti-infectives. Similar to human therapeutics, and given the safety and efficacy profile of biologics, we see opportunities for biologic therapies for companion animals in the areas of pain, inflammation, oncology, dermatology, allergy and gastrointestinal disease. We expect the market for companion animal biologic therapies to increase primarily due to:

•	Higher standards and better care. Because owners are increasingly regarding their companion animals as important members of their families, owners are demanding better care and treatment options for their companion animals. In a 2011 survey by Kelton Research, 81% of respondents considered their dogs to be true family members. According to the American Pet Products Association, approximately 78% of U.S. dog owners treated their dogs with medications in 2010, as compared to 50% in 1998. In a 2010 poll by Associated Press, 35% of companion animal owners indicated they were willing to spend $2,000 to treat their companion animal for a serious medical condition.

•	Aging companion animal population. Companion animals are living longer, leading to increased incidence of diseases commonly associated with aging, such as arthritis, diabetes, tumors and kidney disease. According to a 2013 report by Banfield Pet Hospital, the average lifespan of dogs increased from 10.5 years in 2002 to 11 years in 2012, and the average lifespan of cats increased from 11 years in 2002 to 12 years in 2012.

We believe these favorable demographics create a significant opportunity for companion animal biologic therapies.

Limitations of Current Standard of Care and the Promise of Biologics

Despite the growing market for veterinary care and favorable market dynamics, there are few treatment options approved for use in companion animals relative to the diversity of available human therapeutics. Current approved therapeutics for the management of many conditions, including pain, inflammation and cancer, are predominantly small molecule drugs. In recent years, particularly in inflammation and cancer, human drug development has increasingly focused on biologics, such as mAbs, which generally offer safety and efficacy profiles that make them attractive alternatives to small molecule drugs for many indications. We believe this creates a significant opportunity for us to develop first-in-class therapeutics for the unmet medical needs of companion animals utilizing our proprietary PETization platform.

Our Strategy

We strive to be at the forefront of companion animal therapeutic innovation by developing and commercializing a portfolio of biologics for companion animals. To achieve this goal, we intend to:

•	leverage our proprietary PETization platform and experience to develop multiple companion animal therapeutics;

•	focus on common conditions impacting the quality of life of companion animals to make a positive impact on their health;

•	commercialize our lead product candidates with a direct sales force and distributors in the United States and through strategic alliances in international markets;

•	educate veterinarians about the benefits of biologics compared to conventional treatments; and

•	collaborate with leaders in human and veterinary biologics to bring to market the next generation of companion animal therapeutics.

Risks Associated with Our Business

Our business is subject to the risks and uncertainties discussed more fully in the section of this prospectus titled “Risk Factors” immediately following this summary. In particular:

•	We have a limited operating history, are not profitable and may never become profitable.

•	We will require substantial additional financing to achieve our goals, and if we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development, product portfolio expansion, other operations or commercialization efforts.

•	Our success depends largely upon our ability to advance our product candidates through the various stages of development, especially through pivotal safety and efficacy studies. If we are unable to successfully advance or develop our product candidates, our business will be harmed.

•	The discovery, development and manufacturing of biologics involves relatively novel technologies and an expensive and lengthy process with uncertain outcomes.

•	The results of our proof-of-concept studies for our product candidates may not be predictive of the results in any future pivotal safety and efficacy studies, and we may not be able to obtain any regulatory approvals.

•	We may be unable to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization efforts and adversely impact our potential to generate revenue, our business and our results of operations.

•	If any of our product candidates are approved but do not gain meaningful market acceptance, we are not likely to generate significant revenue.

•	Our product candidates, if approved, will face competition, and our failure to effectively compete may prevent us from achieving significant market penetration.

•	Our commercial success will depend, in part, on obtaining and maintaining intellectual property protection for our product candidates.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and therefore we intend to take advantage of reduced disclosure and regulatory requirements in contrast to those otherwise generally applicable to public companies, including presenting only two years of audited financial statements and related financial disclosure, not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these reduced disclosure and regulatory requirements until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Corporate Information

Nexvet Australia Pty Ltd, formerly known as Nexvet Biopharma Pty Ltd, or Nexvet Australia, was incorporated in Australia in February 2010. In September 2014, Nexvet Biopharma Limited, a newly-formed Irish private company, became the parent company of Nexvet Australia and its subsidiaries pursuant to a transaction in which all of the holders of ordinary shares, preference shares, restricted share units and options and warrants to purchase ordinary shares of Nexvet Australia exchanged their holdings for equivalent ordinary shares, preference shares, restricted share units or options or warrants to purchase ordinary shares, as applicable, of Nexvet Biopharma Limited. We refer to this transaction as the “Irish Exchange.” Nexvet Biopharma Limited then re-registered as an Irish public limited company in September 2014. We refer to this re-registration as the “Re-registration” and we refer to the Irish Exchange and the Re-registration collectively as the “Irish Reorganization.” Nexvet Biopharma plc became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma plc and its subsidiaries as a continuation of the predecessor.

Unless otherwise indicated or the context otherwise requires, all dollar amounts presented in this prospectus are in U.S. dollars ($). This prospectus translates certain Australian dollar amounts into U.S. dollars at the exchange rates for A$ into US$. For assets and liabilities, the exchange rate at the balance sheet date is used. For revenue and expenses and gains and losses, a weighted-average exchange rate for the period is used to translate those elements. For transactions effected in Australian dollars, the exchange rate on the date of the transaction is used. Information not in U.S. dollars is identified by “€” for Euro-denominated amounts and “A$” for Australian dollar-denominated amounts.

Our principal executive offices are located at National Institute for Bioprocessing Research and Training, or NIBRT, Fosters Avenue, Mount Merrion, Blackrock, Co. Dublin, Ireland, and our telephone number is +353 1 215 8100. Our internet address is www.nexvet.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus and references to our website in this prospectus are inactive textual references only.

PETization, PETisation, Nexplora, Nexvet, our logo and our other registered or common law trademarks, trade names or service marks appearing in this prospectus are owned by us. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

The Offering

Ordinary shares we are offering	4,000,000 ordinary shares

Ordinary shares to be outstanding immediately after this offering	11,079,996 ordinary shares

Option to purchase additional ordinary shares	600,000 ordinary shares

Use of proceeds	We intend to use the net proceeds from this offering to complete the development and manufacturing scale-up of each of our three lead product candidates, to establish our sales force infrastructure in the United States for any approved products and for anticipated promotional and launch costs. We also intend to fund research to develop our pipeline of product candidates. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“NVET”

Entities affiliated with Farallon Capital Management, L.L.C., or Farallon, which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering.

The number of ordinary shares to be outstanding immediately after the completion of this offering is based on 7,079,996 ordinary shares outstanding as of September 30, 2014 and excludes:

•	1,766,998 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2014, with a weighted-average exercise price of $8.50 per ordinary share;

•	358,553 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2014, with a weighted-average exercise price of $2.64 per ordinary share, and 141,792 ordinary shares issuable upon the exercise of options issued after September 30, 2014, with an exercise price of the nominal value of $0.125 per ordinary share;

•	50,454 ordinary shares issuable upon the conversion of restricted share units outstanding as of September 30, 2014 and 16,427 ordinary shares issuable upon the conversion of restricted share units issued after September 30, 2014, with a conversion price of the nominal value of $0.125 per ordinary share;

•

32 ordinary shares, including 12 ordinary shares issuable upon the conversion of Series A investment preference shares and 10 ordinary shares issuable upon the conversion of Series B preference shares, outstanding following the November 2014 four-for-five share consolidation, which represent certain shares that would have become fractional shares in the consolidation and new issuances to prevent any fractional shares as a result of the consolidation, all of which shares are being held in trust pending their redemption or sale;

•	201,960 ordinary shares reserved for future issuance under our 2013 Long Term Incentive Plan as of September 30, 2014; and

•	1,280,000 ordinary shares reserved for future issuance under our 2015 Equity Incentive Plan, to be effective upon the completion of this offering.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects and assumes:

•	the one-for-four share consolidation that occurred in August 2014 prior to the Irish Exchange, the completion of the Irish Reorganization in September 2014 and the four-for-five share consolidation that occurred in November 2014 following the completion of the Irish Reorganization;

•	the automatic conversion of all of our outstanding preference shares as of September 30, 2014 into 5,937,138 ordinary shares upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 600,000 ordinary shares.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. We derived the summary consolidated statements of operations data for the years ended June 30, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended September 30, 2013 and 2014 and the balance sheet data as of September 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and, in the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of those financial statements. Our fiscal year ends on June 30, and references to any fiscal year are to our year ended June 30 in that year. You should read the following summary consolidated financial data in conjunction with the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

Nexvet Biopharma plc became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma plc and its subsidiaries as a continuation of the predecessor.

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue
License and collaboration	$244	$—	$—	$—
Other	85	13	—	25

Total revenue	329	13	—	25
Operating expenses
Research and development	2,722	5,617	1,240	2,539
General and administrative	2,103	4,426	568	2,818

Total operating expenses	4,825	10,043	1,808	5,357

Loss from operations	(4,496)	(10,030)	(1,808)	(5,332)
Other income (expense)
Research and development incentive income	1,135	2,337	503	741
Government grant income	108	1,317	318	297
Exchange (loss) gain	—	(375)	(30)	1,984
Interest income	12	41	1	13

Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)

Net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(3.62)	$(6.70)	$(1.02)	$(2.13)

Weighted-average ordinary shares outstanding, basic and diluted(1)	894,794	1,000,872	1,000,000	1,078,166

Pro forma net loss attributable to ordinary shareholders, basic and diluted(1)		$(6,710)		$(2,297)

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)		$(2.07)		$(0.33)

Pro forma weighted-average ordinary shares outstanding, basic and diluted(1)		3,242,004		7,015,321

(1)	See Notes 2 and 11 to our consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to ordinary shareholders and pro forma net loss per share attributable to ordinary shareholders.

	September 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash	$26,388	$26,388	$77,493
Total assets	28,740	28,740	79,845
Total liabilities	2,693	2,693	2,693
Convertible preference shares	33,826	—	—
Total shareholders’ (deficit) equity	26,047	26,047	77,152

(1)	The pro forma column reflects the conversion of all outstanding preference shares into 5,937,138 ordinary shares upon the completion of this offering.
(2)	The pro forma as adjusted column further reflects the sale of 4,000,000 ordinary shares in this offering at an assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets and total shareholders’ (deficit) equity on a pro forma as adjusted basis by approximately $3.7 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount. Similarly, each increase (decrease) of 1,000,000 in the number of ordinary shares we are offering would increase (decrease) each of cash, total assets and total shareholders’ (deficit) equity on a pro forma as adjusted basis by approximately $13.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may have similar adverse effects on us.

Risks Related To Our Business

We have a limited operating history, are not profitable and may never become profitable.

We are a clinical-stage biopharmaceutical company focused on the therapeutics segment of the companion animal market, with a limited operating history. Since our formation in February 2010, our operations have been limited to the identification of product candidates and to the research and development of our lead product candidates, which primarily target pain associated with osteoarthritis in dogs (NV-01), pain associated with degenerative joint disease in cats (NV-02) and chronic inflammatory diseases, including atopic dermatitis, in dogs (NV-08). As a result, we have limited historical operations upon which you can evaluate our business and prospects, and we have not yet demonstrated an ability to successfully overcome the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in companion animal therapeutics. We do not have any products approved for sale, have not generated any revenue from product sales since our inception and do not expect to generate any revenue from product sales in the near future. We have incurred significant net losses since our inception. We incurred net losses of $3.2 million, $6.7 million, $1.0 million and $2.3 million for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, and as of September 30, 2014 we had an accumulated deficit of $14.1 million. This accumulated deficit has resulted principally from costs incurred in connection with research and development of our product candidates and general and administrative costs associated with our operations.

We expect to continue to incur net losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates and begin commercialization activities in anticipation of regulatory approval. We will not be able to commercialize any product candidates until we successfully complete the required studies and they are approved by applicable regulatory authorities. In the United States, these authorities include the Center for Veterinary Medicine within the FDA and the Center for Veterinary Biologics within the Animal and Plant Health Inspection Service within the U.S. Department of Agriculture, or the USDA. In Europe, these authorities include the European Medicines Agency, or the EMA. We refer to the FDA, the USDA and the EMA collectively as the “Regulatory Authorities.” Even if we succeed in developing and commercializing one or more product candidates, we expect to continue to incur net losses for the foreseeable future, and we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If we fail to achieve or maintain profitability, it would adversely affect the value of our ordinary shares.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, product portfolio expansion, other operations or commercialization efforts.

Completing the development and obtaining regulatory approval of our product candidates will require substantial funds. We believe our cash balance of $26.4 million as of September 30, 2014, together with the net proceeds from this offering, will be sufficient to fund our anticipated level of operations for at least the next 24 months. Our operating plan may change as a result of many factors currently unknown to us, and we may seek additional funds sooner than planned through public or private equity or debt financings or other sources such as strategic collaborations. We have no current agreements or arrangements with respect to any such financings or collaborations, and any such financings or collaborations may result in dilution to our shareholders, the imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business or the value of our ordinary shares. Even if we believe we have sufficient funds on hand for our current or planned future business and operations, we may seek from time to time to raise additional capital based upon favorable market conditions or strategic considerations such as potential acquisitions.

Since our inception, nearly all of our resources have been dedicated to the research and development of our lead product candidates. We believe that we will continue to expend substantial resources for the foreseeable future for the development of our lead product candidates and any future product candidates we may choose to pursue. Because the outcome of our development activities is uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development of any of our current or future product candidates and, if approved, successfully commercialize them.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our current or future product candidates, including conducting proof-of-concept and pivotal safety and efficacy studies;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

•	the number and characteristics of the product candidates we pursue;

•	whether we acquire or license any other companies, assets, intellectual property or technologies in the future;

•	the cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our current and future product candidates and any approved products we successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, if any arise, including litigation costs and the outcome of such litigation.

In addition, we may also have unanticipated costs. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate one or more of our product development, product portfolio expansion, other operations or commercialization efforts.

Our success depends largely upon our ability to advance our product candidates through the various stages of development, especially through pivotal safety and efficacy studies. If we are unable to successfully advance or develop our product candidates, our business will be harmed.

We currently have no products approved for commercial distribution and are focused primarily on the development of our lead product candidates, NV-01, NV-02 and NV-08. None of our product candidates have completed pivotal safety and efficacy studies and their commercial viability will depend on the success of these studies, receipt of regulatory approvals and the viability of manufacturing processes. For our first lead product candidate, NV-01, we have completed proof-of-concept studies, and we have commenced our pivotal efficacy study and expect to commence our pivotal safety study in the first quarter of 2015, both of which we expect to be complete by December 2015. For our second and third lead product candidates, NV-02 and NV-08, we have completed proof-of-concept studies for pharmacokinetics, preliminary safety and immunogenicity, and we expect our final proof-of-concept study, for efficacy, to be completed by mid-2015 for NV-02 and our preliminary proof-of-concept studies for safety and efficacy to be completed by the end of 2015 for NV-08.

The success of our business ultimately depends upon our ability to advance the development of our product candidates from proof-of-concept studies through pivotal safety and efficacy studies in a manner that meets extensive regulatory requirements, establish facilities capable of consistently manufacturing them in accordance with strict specifications and regulations, obtain approval for their sale by the Regulatory Authorities, and ultimately have our product candidates successfully commercialized by us or a strategic partner or licensee. The results of our ongoing research and development activities, including pivotal safety and efficacy studies, may not support or justify the continued development of our product candidates, and we may not receive approval from the Regulatory Authorities to advance the development of our product candidates. Failure to advance the development of one or more of our product candidates may have an adverse effect on our business.

Our product candidates must satisfy regulatory standards of purity, safety, potency and efficacy, and standards related to manufacturing, before we can advance or complete their development or they can be approved for sale. To satisfy these standards, we must engage in expensive and sometimes lengthy proof-of-concept and pivotal safety and efficacy studies and develop acceptable and cost effective manufacturing processes. Despite these efforts, our product candidates may not:

•	offer therapeutic or other medical benefits over existing drugs or other product candidates in development to treat the same animal population;

•	be proven to be safe and effective in pivotal safety and efficacy studies;

•	have the desired effects;

•	be free from undesirable or unexpected effects;

•	meet applicable regulatory standards (for example, be shown to be pure, safe, potent and effective);

•	be capable of being formulated and manufactured in commercially suitable quantities and at an acceptable cost; or

•	be successfully commercialized by us or by our collaborators.

Even if we demonstrate favorable results in proof-of-concept studies for NV-01, NV-02 or NV-08, the results of pivotal safety and efficacy studies may not be sufficient to support the continued development of our product candidates. The development of companion animal therapeutics is subject to significant delays, setbacks and failures in all stages of development, including pivotal safety and efficacy studies, even after achieving promising results in proof-of-concept studies.

Accordingly, results from completed proof-of-concept studies of our product candidates may not be predictive of the results we may obtain in pivotal safety and efficacy studies. Furthermore, even if the data collected from proof-of-concept studies and pivotal safety and efficacy studies involving any of our product candidates demonstrate a satisfactory safety and efficacy profile, such results may not be sufficient to obtain regulatory approval from the Regulatory Authorities, which is required to market and sell a product.

The discovery, development and manufacturing of biologics involves relatively novel technologies and an expensive and lengthy process with uncertain outcomes.

While many biologics have been approved for use in humans, apart from vaccines, relatively few recombinant proteins or antibodies have been approved for use in animals. There are unique risks and uncertainties associated with biologics, the discovery, development and manufacturing of which are subject to regulations that are complex and extensive. In addition, we develop biologics for companion animals using our proprietary PETization platform, which is a new platform that has not resulted in any commercialized products. Identification, optimization and manufacturing of biologics, including companion animal therapeutics, is a relatively new field in which unanticipated difficulties or challenges could arise. For example, there are no established practices or regulatory standards for pre-launch batch size manufacturing scale-up of a companion animal biological product candidate to commercial levels, which may cause our estimated manufacturing costs to materially increase due to unforeseen requirements from regulators or our third party manufacturer. Success in preliminary safety, proof-of-concept and prior target animal studies or pivotal studies, or success in studies of products similar to our product candidates but conducted in humans, does not ensure that our target animal studies or pivotal studies will be successful, and the results of development efforts by other parties may not be indicative of the results of our target animal studies, pivotal studies and other development efforts. We may be unable to identify biologics suitable for development or to achieve the potency and stability required for use in target animals. In particular, canine, feline and equine antibodies represent novel types of product candidates that may be difficult to identify through PETization or develop successfully.

Development of biologics, including companion animal therapeutics, is expensive and can take many years to complete, its outcome is inherently uncertain, and our development activities may not be successful. To gain approval to market an animal therapeutic for a particular species of animal, we must incur substantial expense for, and devote significant time to, pivotal safety and efficacy studies and provide the Regulatory Authorities with data that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication applied for in the new animal drug application, or NADA, product license or other regulatory filing. We rely on contract research organizations, or CROs, and other third parties to ensure the proper and timely conduct of our studies and development efforts, but we have limited influence over their actual performance. Pivotal safety and efficacy studies require adequate supplies of material and sufficient target animal enrollment. Delays in target animal enrollment can result in increased costs and longer development times that threaten the ability to complete the study. Pivotal safety and efficacy studies can be delayed or discontinued for a variety of reasons, including delays in or failure to:

•	reach agreement on acceptable terms with study sites, which can be subject to extensive negotiation and may vary significantly among different sites;

•	complete pivotal safety and efficacy studies due to deviations from study protocol or the occurrence of adverse events;

•	address any safety concerns that arise during the course of testing;

•	address any conflicts with new or existing laws or regulations;

•	add new study sites; or

•	manufacture sufficient quantities of formulated biologics of adequate quality for use in studies.

Even if we successfully complete pivotal safety and efficacy studies for our product candidates, we might not file the required regulatory submissions in a timely manner and may not receive regulatory approval for the product candidate. As a result, our product candidates may not successfully progress further through the drug development process or result in a commercially viable product.

In addition, manufacturing biologics, especially in large quantities, is complex and may require the use of technologies that we may need to develop ourselves or in conjunction with third-party collaborators. Small changes in the manufacturing process can have a significant impact on product quality, consistency and yield. Such manufacturing requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also usually costly to manufacture. Manufacturing biologics may be more technically challenging, time-consuming and expensive than we anticipate or subject to other regulatory uncertainties. For example, human nerve growth factor inhibitor product candidates have been subject to classwide partial clinical holds imposed by the FDA in recent years due to the emergence of safety signals in humans, including rapidly progressive osteoarthritis, as a result of co-administration with non-steroidal, anti-inflammatory drugs. Classwide adverse effects may be seen in companion animals with the PETized product candidates we seek to manufacture and result in clinical holds or protocol revisions or otherwise cause delays or increased costs. We may be unable to manufacture biologics at full commercial scale and at an economical cost, if at all.

The results of our proof-of-concept studies for our product candidates may not be predictive of the results in any future pivotal safety and efficacy studies, and we may not be able to obtain any regulatory approvals.

Our product pipeline includes species-specific formulations of our lead product candidates. The results of our proof-of-concept studies, other initial development activities and any previous studies in animals conducted by us or conducted in humans by third parties may not be predictive of future results of our pivotal safety and efficacy studies. Proof-of-concept studies involve relatively small numbers of animals compared to pivotal studies. For example, our proof-of-concept study completed for the efficacy of NV-01 involved 26 dogs, while our pivotal efficacy study being conducted for NV-01 will involve approximately 200 dogs. Similarly, some of our proof-of-concept studies for NV-02 and NV-08 have involved as few as four animals. Failure can occur at any time during the conduct of these studies and other development activities. Even if our species-specific pivotal safety and efficacy studies and other development activities are completed as planned, the results may not be sufficient to pursue a particular line extension for any of our product candidates. Further, even if we obtain promising results from these studies, we may not successfully commercialize any particular product candidate. Because our product candidates are developed for a particular species, our ability to leverage our experience from the development of our lead product candidates into product candidates for other species will be limited.

We may be unable to obtain regulatory approval for our existing or future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization efforts and adversely impact our potential to generate revenue, our business and our results of operations.

Our product candidates are in various stages of development, and our business currently depends entirely on their successful development, regulatory approval and commercialization. We currently have no products approved for sale, and we may never obtain regulatory approval to commercialize any of our current or future product candidates. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of animal therapeutic products are subject to extensive regulation by the FDA (which regulates the manufacturing and distribution of animal drugs and pharmaceuticals), the USDA (which regulates the manufacturing and distribution of veterinary biological products to prevent, diagnose, and treat animal diseases), the EMA and other regulatory authorities, and regulations differ for each Regulatory Authority and from country to country.

Any delay or failure in obtaining applicable regulatory approval from any Regulatory Authority for the intended indications of our product candidates would delay or prevent commercialization of such product candidates and would adversely impact our business and prospects. Even if an approved product reaches market, circumstances could result in the need to withdraw a product from the market.

In order to market any product outside of the United States, including in the European Economic Area, or EEA (which is composed of 27 of the 28 member states of the EU, plus Norway, Iceland and Liechtenstein), and many other foreign jurisdictions, separate regulatory approvals are required. For example, in the EEA, companion animal therapeutics can only be commercialized after obtaining a marketing authorization. Before granting a marketing authorization, the EMA or the competent national authorities of the member states of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain approval from the Regulatory Authorities. Animal studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or the USDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or in the United States. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining approval in the United States. We may not be able to file for regulatory approvals or to do so on a timely basis and, even if we do file them, we may not receive necessary approvals to commercialize our lead product candidates in any market.

If any of our product candidates are approved but do not gain meaningful market acceptance, we are not likely to generate significant revenue.

Even if we obtain approvals from the Regulatory Authorities, our current or future product candidates may not achieve market acceptance among veterinarians and animal owners, and may not be commercially successful. Market acceptance of any of our current or future product candidates for which we receive approval depends on a number of factors, including:

•	the safety of our lead product candidates and the prevalence and severity of adverse side effects as demonstrated in our pivotal safety and efficacy studies;

•	the indications for which our lead product candidates are approved;

•	the acceptance by veterinarians and animal owners of the product as a safe and effective treatment;

•	the proper training regarding, and administration of, our lead product candidates by veterinarians;

•	the relative convenience and ease of administration of our lead product candidates;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments and willingness to pay for our lead product candidates, if approved, on the part of veterinarians and animal owners;

•	the willingness of animal owners to pay for our lead product candidates, relative to other discretionary items, especially during economically challenging times;

•	the effectiveness of our sales and marketing efforts and those of our collaborators and distributors; and

•	the willingness of veterinarians to prescribe or administer our lead product candidates to the intended target animal population.

The market for therapeutic veterinary biologics such as our product candidates is very limited at present and will require education and outreach efforts to establish a therapeutic biologics market among veterinarian practices. If our lead product candidates do not achieve meaningful market acceptance, or if the market for our lead product candidates proves to be smaller than anticipated, we may never generate significant revenue.

The commercial potential of a product candidate in development is difficult to predict. The market for our product candidates is uncertain and may be smaller than we anticipate, which could significantly and negatively impact our revenue, results of operations and financial condition.

It is difficult to estimate the commercial potential of any of our product candidates because of the emerging nature of the companion animal therapeutics segment of the veterinary care industry. This segment continues to evolve, and it is difficult to predict the market potential for what we believe to be the unmet medical needs of companion animals. This market potential will depend on important factors such as safety and efficacy compared to other available treatments, changing standards of care, preferences of veterinarians, the willingness of animal owners to pay for such products, and the availability of competitive alternatives that may emerge either during the product development process or after commercial introduction. In addition, our efforts to influence veterinarian preferences by educating them about the benefits of biologics compared to currently available treatments may not be successful. If the demand for our product candidates is less than we anticipate due to one or more of these or other factors, it could negatively impact our business, financial condition and results of operations. Further, the willingness of animal owners to pay for our product candidates, if approved, may be less than we anticipate and may be negatively affected by overall economic conditions.

Our product candidates, if approved, will face competition, and our failure to effectively compete may prevent us from achieving significant market penetration.

The companion animal therapeutics segment of the veterinary care industry is highly competitive and characterized by rapid technological change. Key competitive factors in our segment include, among others, the ability to successfully advance the development of a product candidate through pivotal safety and efficacy studies, the timing and scope of regulatory approvals, if ever achieved, average selling price of competing products and animal therapeutic products in general, the availability of raw materials, contract manufacturing and manufacturing capacity, manufacturing costs, establishing and maintaining intellectual property and patent rights and their protection, and sales and marketing capabilities.

We believe our main competitors are animal health companies that are developing products for use in companion animals, such as Aratana Therapeutics, Inc., Kindred Biosciences, Inc. and Zoetis, Inc. In addition, there are a number of large biopharmaceutical companies with animal health divisions, such as Bayer AG; Boehringer Ingelheim GmbH; Eli Lilly and Company (Elanco division); Merck & Co., Inc.; Sanofi S.A. (Merial division); and Novartis AG. If approved, we expect NV-01 and NV-02 will face competition from Deramaxx, marketed by Novartis; Metacam, marketed by Boehringer Ingelheim; Previcox, marketed by Merial; and Rimadyl, marketed by Zoetis, as well as from generic Meloxicam and Carprofen and other pain-treating products. We believe that Aratana and Kindred are developing, and that other companies may develop, similar profile products as well. In addition, private-label products may compete with our lead product candidates. If companion animal therapeutics customers increase their use of new or existing private-label products, our operating results and financial condition could be adversely affected.

We are a clinical-stage biopharmaceutical company with a limited operating history and many of our competitors have substantially more resources than we do, including financial, technical and sales resources. In addition, many of our competitors have more experience than we have in the development, manufacture, regulation and worldwide commercialization of companion animal therapeutics. We are also competing with academic institutions, governmental agencies and private organizations that are conducting research in the field of companion animal therapeutics. Our competition will be determined in part by the potential indications for which our lead product candidates are developed and ultimately approved by the Regulatory Authorities. Additionally, the timing of market introduction of some of our future products or of competitors’ products may be an important competitive factor. Accordingly, we expect the speed with which we can develop our product candidates, complete pivotal safety and efficacy studies and approval processes, and supply commercial quantities to market to be important competitive factors.

If we are unable to attract or retain key employees, advisors or consultants, we may be unable to successfully develop our product candidates in a timely manner, if at all, or otherwise manage our business effectively.

As of September 30, 2014, we had 21 full-time employees, and we anticipate the need to increase the size of our organization, which will require us to hire, train, retain, manage and motivate current and additional employees, consultants or advisors with experience in a number of disciplines, including research and development, sales, finance, and manufacturing. Our success depends in part on our ability to attract and retain highly qualified key management, personnel and directors to develop, implement and execute our business strategy and operations, and oversee the activities of our consultants and vendors, as well as academic and corporate advisors or consultants that assist us in this regard. We are currently highly dependent upon the efforts of our management team to accomplish this, specifically including Mark Heffernan, our co-founder and Chief Executive Officer, David Gearing, our co-founder and Chief Scientific Officer, and Damian Lismore, our Chief Financial Officer. We do not have any “key man” insurance.

Although we have successfully attracted and retained key personnel in the past, we may not be able to continue to do so in the future on acceptable terms, if at all. In addition, competition for qualified personnel in the companion animal therapeutics segment of the veterinary care industry is intense, because there are a limited number of individuals who are trained or experienced in the field. We may also face difficulty in expanding and enhancing our operational, financial and management systems as we grow. If we lose any key employees, or are unable to attract or retain qualified key personnel, directors, advisors or consultants, the development of our product candidates could be significantly delayed or discontinued.

We rely on a single third-party manufacturer for supplies of our lead product candidates, and we intend to rely on third-party manufacturers for commercial quantities of any of our product candidates that may be approved.

We currently have no internal capability to manufacture the formulated product candidates for use in our studies or commercial supplies of any of our product candidates that may be approved, and we are entirely dependent upon third-party manufacturers for such supplies. We currently have a relationship with only one contract manufacturer, Lonza Sales AG, or Lonza, for the manufacturing of our lead product candidates for clinical testing purposes. Lonza may terminate the agreements we have entered into with them by, among other ways, prior written notice if the services cannot be completed due to technical or scientific reasons, subject to certain conditions. If Lonza does not perform as agreed or terminates our agreements, we may be required to replace Lonza, and we may be unable to do so on a timely basis, on similar terms or at all.

We also expect to rely upon third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining the necessary regulatory approvals. We may be unable to identify and reach agreement with a third-party manufacturer for our product candidates in a timely manner on commercially reasonable terms, or at all. Any delay in our ability to identify and contract with these third-party manufacturers on commercially reasonable terms, or at all, would have an adverse impact upon our current product development activities and future commercialization efforts.

The facilities used by Lonza or other third-party manufacturers we engage to manufacture the active pharmaceutical ingredients and formulated biologics will be subject to inspections by the Regulatory Authorities that will be conducted after we submit our NADA to and obtain approval by the FDA, or during a potential USDA licensing process for future product candidates or the EMA approval process. Among other things, these inspections may consider whether Lonza or other third-party manufacturers are following strict procedures associated with pharmaceutical manufacturing operations. We also expect our third-party manufacturers to produce supplies in conformity to our specifications and regulatory requirements and to maintain quality control and quality assurance practices and not to employ disqualified personnel. If our third-party manufacturers’ facilities or quality control and quality assurance practices do not comply with regulatory requirements, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Minor deviations in our manufacturing processes, such as temperature excursions or improper package sealing, could result in delays, inventory shortages, unanticipated costs, product recalls, product liability or regulatory action. In addition, a number of factors could cause production interruptions, including:

•	equipment malfunctions;

•	shortages of materials;

•	changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations;

•	labor problems;

•	natural disasters or power outages;

•	terrorist activities; and

•	the outbreak of any highly contagious diseases near our production sites.

These interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or otherwise adversely affect our operating results.

In accordance with good manufacturing practice, changing manufacturers may require the re-validation of manufacturing processes and procedures and may require further studies to show comparability between the materials produced by different manufacturers. Changing our current or future third-party manufacturers may be difficult, if possible for us, and could be extremely costly, which could result in our inability to manufacture our product candidates for an extended period of time and therefore a delay in the development or marketing of our product candidates. Further, in order to maintain our development timelines in the event of a change in our third-party manufacturer, we may incur significantly higher costs to manufacture our product candidates.

We currently rely on third parties to conduct all of our pivotal safety and efficacy studies and certain other development efforts. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our current or future product candidates.

We currently do not conduct our pivotal safety and efficacy studies, and we rely on CROs to conduct these studies. The third parties with whom we contract for the execution of our studies play a significant role in the conduct of these studies and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our studies, we remain responsible for ensuring that each of our studies is conducted in accordance with the development plan and protocol. Moreover, the Regulatory Authorities require us to comply with good laboratory practices and good clinical practices for conducting, monitoring, recording and reporting the results of our studies to ensure that the data and results are scientifically credible and accurate.

In addition, the execution of pivotal safety and efficacy studies and the subsequent compilation and analysis of the data produced requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Many of our agreements with these third parties may be terminated by these third parties upon as little as 30 days’ prior written notice of a material breach by us that is not cured within 30 days. Many of these agreements may also be terminated by such third parties under certain other circumstances, including our insolvency or our failure to comply with applicable laws. In general, these agreements require such third parties to reasonably cooperate with us at our expense for an orderly winding down of services of such third parties under the agreements. If the third parties conducting our pivotal safety and efficacy studies do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our development protocols or good clinical practices, or for any other reason, we may need to enter into new arrangements with alternative third parties, which could be difficult and costly, and our pivotal safety and efficacy studies may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, the regulatory approval for and commercialization of the product candidate being tested in such studies may be delayed or require us to utilize additional resources.

We currently have no direct sales organization. If we are unable to establish sales capabilities on our own, or maintain or establish new distribution relationships with third parties, we may not be able to market and sell our current or future product candidates, if approved, or generate product revenue.

We currently do not have a direct sales organization. In order to commercialize any of our current or future product candidates, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make or maintain arrangements with third parties to perform these services, and we may not be successful in doing so. We expect to establish a direct sales organization in the United States and to utilize distributors to commercialize our lead product candidates, which will be expensive and time-consuming. In jurisdictions outside of the United States, we intend to utilize companies with an established commercial presence to market our lead product candidates in those jurisdictions, but we may be unable to enter into or maintain such arrangements on acceptable terms, if at all.

We entered into a master collaboration, supply and distribution agreement, and a specific distribution agreement for NV-01, with Virbac S.A., or Virbac, an animal health pharmaceutical company, in November 2014. Pursuant to these agreements, we appointed Virbac as our sole and exclusive distributor of NV-01 and any other products for which we enter into a specific distribution agreement with Virbac in the veterinary field worldwide except for the United States and Canada (and for NV-08, also except for Japan, South Korea, Taiwan, the Philippines, Malaysia, Singapore, the People’s Republic of China, Indonesia, Thailand, India, Vietnam and Myanmar, because of pre-existing distribution rights). Virbac must provide clinical, regulatory, marketing and sales input via a joint steering committee, advise us in the drafting of regulatory submissions in the countries within the applicable territory, sell our products, meet or exceed minimum annual net sales obligations for each product, manage local complaints and transfer drug safety data, not apply for the registration of any trademark that is the same as or similar to any of our trademarks and launch the product within a specified time period after marketing authorization. Virbac may terminate these agreements if, among other things, we do not timely obtain a marketing authorization for NV-01 in Europe, there is a material failure to comply with the target product profiles for NV-01, there is a material deviation from a development plan for NV-01 or the distribution of all products covered by these agreements is prevented in certain important countries specified in these agreements as a result of a potential infringement of a third party’s intellectual property rights. If Virbac does not perform as agreed or terminates our agreements, we may be required to replace Virbac, and we may be unable to do so on a timely basis, on similar terms or at all.

We have no prior experience in the marketing, sale and distribution of companion animal therapeutics, and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and motivate qualified individuals, generate sufficient sales leads, and effectively manage a sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. If we are not successful in commercializing any of our current or future product candidates, either on our own or through one or more distributors, we may never generate significant revenue and may continue to incur significant losses, which would adversely affect our financial condition and results of operations.

Consolidation of our customers could negatively affect the pricing of any of our approved products.

Veterinarians will be our primary customers for any approved products. In recent years, there has been a trend towards the consolidation of veterinary clinics and animal hospitals. If this trend continues, these large clinics and hospitals could attempt to leverage their buying power to obtain favorable pricing from us or standardize the products they offer within their clinics or hospitals. Any resulting decrease in prices could have an adverse effect on our operating results and financial condition.

Our revenue, expenses and results of operations may be subject to significant fluctuations, which will make it difficult to compare our operating results from period to period.

We expect that our operating results will also vary significantly from quarter-to-quarter and year-to-year as a result of the initiation and success or failure of proof-of-concept studies or pivotal safety and efficacy studies, the timing of the formulation and manufacture of our product candidates or other development related factors. In addition, we recognized research and development incentive income of $1.1 million, $2.3 million, $0.5 million and $0.7 million for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, under the AusIndustry research and development tax incentive program. This incentive, which constituted our largest source of income in fiscal years 2013 and 2014, may not continue in future years if we no longer meet the eligibility requirements for the tax incentive or if the program is modified or terminated. Accordingly, our revenue, expense and results of operations for any period may not be comparable to the revenue, expense or results of operations for any other period.

Risks Related to Intellectual Property

Our commercial success will depend, in part, on obtaining and maintaining patent protection for our lead product candidates.

We do not have any issued patents for our lead product candidates at this time. However, we have filed patent applications covering various aspects of our lead product candidates. Our patent applications may never result in the issuance of patents, or patents issued to us may be dominated by the patents of third parties, including, for example, patents issued to analogous human drug, drug targets or biological compositions and their usages. Furthermore, even if they are unchallenged by third parties, our patents, if issued, may not adequately protect our intellectual property or prevent others from designing around their claims. In order to commercialize our lead product candidates in one or more species, we could be required to enter into third-party licenses or, if a license is not available on terms that we consider reasonable, we could be required to cease development or commercialization of one or more of our lead product candidates. Thus, if we cannot obtain ownership of issued patents covering our lead product candidates, our business and prospects would be adversely affected.

It is possible that no patents will issue to us that cover our lead product candidates, or that we will have little to no commercial protection against competing products. In such cases, we would then rely solely on other forms of exclusivity, such as regulatory exclusivity provided by the Federal Food, Drug and Cosmetic Act, if available, which may provide less protection to our competitive position.

Our commercial success depends upon our ability to develop, manufacture, market and sell our lead product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. In the future, it may become necessary for us to use the patented or proprietary technology of a third party to commercialize our own technology or products, in which case we would be required to obtain a license from such third party. A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our lead product candidates. A license to such intellectual property may not be available on commercially reasonable terms, if at all. If we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies. Should we obtain a license, circumstances may arise where we are not able meet our obligations under the license, which could result in termination of the license agreement and impair our ability to develop or market our lead product candidates.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents that issue. In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or the USPTO, recently developed new regulations and procedures regarding aspects of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular the first-to-file provisions, only became effective in March 2013. The full effect of these changes are currently unclear as the USPTO has not yet adopted all pertinent final rules and regulations, and the courts have yet to address all of the new provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents that issue, all of which could have an adverse effect on our business and financial condition.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we might obtain in the future.

If a third party claims we are infringing on its intellectual property rights, we could incur significant expenses, or be prevented from further developing or commercializing our lead product candidates.

Our success will also depend on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” We work with our patent attorneys to review third party patents and patent applications that may affect our freedom to operate, and, when we think necessary, we take action to seek to limit or challenge claims made by patents or patent applications of third parties that may adversely affect our freedom to operate. However, the biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, interference proceedings and related legal and administrative proceedings, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming, and their outcome is highly uncertain. We may become involved in protracted and expensive litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether we have the freedom to operate with respect to the intellectual property rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. For example, as a result of searching patent literature in support of patent protection and otherwise evaluating the patent landscape, we are aware of third party patents or patent applications in territories where we intend to commercialize our anti-NGF products, which contain granted claims, pending claims or claims for which patent offices have issued a notice of intention to grant with coverage that could potentially be asserted with respect to NV-01 and NV-02. While we do not believe such assertions would be valid or enforceable or otherwise materially adversely affect commercialization of NV-01 and NV-02, we may be incorrect in this belief. If any third party patent were held by a court of competent jurisdiction to cover aspects of any of our product candidates or any method of use of any of our product candidates, the holder of any such patent may be able to block our ability to develop and commercialize such product candidate unless we obtain a license under the applicable patent or limit or modify the formulation or use, or until such patent expires or is finally determined to be invalid or unenforceable. If a license to a third-party patent is needed, such a license may not be available on commercially reasonable terms or at all. Any successful assertion by a third party that one of our product candidates infringes one or more issued patents could materially affect our commercialization of that product candidate if such product candidate is approved.

There may be patents already issued, of which we are unaware, that might be infringed by the commercialization of one or more of our product candidates. Moreover, it is also possible that patents may exist that we are aware of, but that we do not believe are relevant to our current or future product candidates, which could nevertheless be found to block our freedom to market these product candidates. Patent applications are, in most cases, maintained in secrecy until approximately 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to product candidates similar to ours may have already been filed by others without our knowledge. In the event that a third party has also filed a patent application covering our lead product candidates or other claims, we may have to participate in an adversarial proceeding, such as an interference or derivation proceeding in the USPTO or similar proceedings in other countries, to determine the priority of invention. In the event an infringement claim is brought against us, we may be required to pay substantial legal fees and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing the development and commercialization of a lead product candidate and may be subject to injunctions or awards for damages.

In the future, the USPTO or a foreign patent office may grant patent rights to our lead product candidates or other claims to third parties. Subject to the issuance of these future patents, the claims of which will be unknown until issued, we may need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize them.

Any required licenses may not be available to us on acceptable terms, if at all. If we need to obtain such licenses or sublicenses, but are unable to do so, we could encounter delays in the development of our lead product candidates, or be prevented from developing, manufacturing and commercializing our lead product candidates at all. If it is determined that we have infringed an issued patent and do not have the freedom to operate, we could be subject to injunctions, and compelled to pay significant damages, including punitive damages. In cases where we have in-licensed intellectual property, our failure to comply with the terms and conditions of such agreements could harm our business.

It is becoming common for third parties to challenge patent claims on any successfully developed product candidate or approved drug. Third-party preissuance submission of prior art to the USPTO, or post grant opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post grant proceedings in the United States or other jurisdictions provoked by third parties may be necessary to determine the priority of inventions with respect to our patent applications or future issued patents. An unfavorable outcome could require us to cease using the related technology and commercializing our lead product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and it may distract our management and other employees. We could be found liable for monetary damages if we are found to have willfully infringed a patent.

If we or our collaborators become involved in any patent litigation or other legal proceedings, we could incur substantial expense, and the efforts of our technical and management personnel could be significantly diverted. A negative outcome of such litigation or proceedings may expose us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. We may be restricted or prevented from developing, manufacturing and selling our lead product candidates in the event of an adverse determination in a judicial or an administrative proceeding, or if we fail to obtain necessary licenses.

If our efforts to protect the proprietary nature of the intellectual property related to any of our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

We intend to rely upon a combination of patents, trade secret protection, confidentiality and license agreements to protect the intellectual property related to our current product candidates and our development programs. Patents containing composition-of-matter claims on the active ingredients in pharmaceutical products, including companion animal therapeutics, are generally considered to be the strongest form of intellectual property protection, as such claims provide protection without regard to any particular method of use or manufacture. Patents containing claims directed to methods-of-use protect the use of a product for the specified methods. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. While our pending patent families contain pending composition-of-matter and method-of-use claims, our patents, if allowed, may not contain both types of claims.

The strength of patents in the field of companion animal therapeutics involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or for which we have not filed patent applications, processes for which patents are difficult to enforce and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

We require all of our employees to assign their inventions to us, and we endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we may not have executed such agreements with all parties who may have helped to develop our intellectual property or had access to our proprietary information, and our agreements may be breached.

Our trade secrets and other confidential proprietary information may be disclosed or competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We may be involved in lawsuits to protect or enforce any future patents issued to us, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe any patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use of any patents we may obtain, we may be required to file infringement claims, which can be expensive and time-consuming to litigate. In addition, if we or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering our current lead product candidates, or one of our future products, the defendant could counterclaim that the patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace grounds for a validity challenge and could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. There may be invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be unsuccessful, it could have an adverse effect on the price of our ordinary shares. Finally, we may not be able to prevent, alone or with the support of our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

We have filed trademark applications for our company name in the United States and certain other countries, and we have filed trademark applications for certain proprietary technology in the United States; however, registration is not yet complete for these filings and failure to finally secure these registrations could adversely affect our business.

We have current registered trademarks for our company name and the word PETisation in Australia. We have filed further trademark applications for our company name and the word PETization (and similar derivations) in Australia, the United States, the EU and nine other foreign jurisdictions. These applications may not result in registered trademarks. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our lead product candidates in the United States must be approved by the Regulatory Authorities, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names, and have in the past objected (and may in the future object) to applicants’ proposed product names. If the Regulatory Authorities object to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the Regulatory Authorities.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world could be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our lead product candidates in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is obtainable, or prior to us filing patent applications on inventions we may make from time to time. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on agreements that contain confidentiality and intellectual property assignment provisions with our corporate and academic partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors.

These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a third party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Obtaining and maintaining, if obtained, our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, the European Patent Office and various other foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which would have an adverse effect on our business.

Risks Related to Government Regulation

The regulatory approval process is uncertain, requires us to utilize significant resources and may prevent us from obtaining approvals for the commercialization of some or all of our lead product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of companion animal therapeutics are subject to extensive regulation by the Regulatory Authorities, and other regulatory authorities around the world whose regulations differ from country to country. We are not permitted to market any of our current or future product candidates in the United States until we successfully complete our product development and testing, demonstrate that we meet the standards for regulatory approval and receive approval of a NADA from the FDA, a product license from the USDA or foreign approval, as applicable. We have not submitted an application or received regulatory approval for any of our lead product candidates in any jurisdiction. Obtaining approval of a NADA from the FDA or a product license from the USDA is an uncertain process that requires us to utilize significant resources.

The Regulatory Authorities may delay, limit or deny approval of any of our lead product candidates for many reasons, including if:

•	our proof-of-concept studies or pivotal safety and efficacy studies are found to have failed to comply with applicable regulatory standards, causing regulators to deem the data unreliable;

•	we are unable to demonstrate to the satisfaction of the Regulatory Authority that the product candidate is safe and effective for the requested indication and meets all other regulatory standards;

•	the Regulatory Authorities disagrees with our interpretation of data from our pivotal safety and efficacy studies and other development efforts;

•	we are unable to demonstrate that the product candidate’s benefits outweigh any safety or other perceived risks;

•	the Regulatory Authority requires additional studies;

•	the Regulatory Authority does not approve of the formulation, the labeling or the specifications of the product candidate;

•	the Regulatory Authority fails to approve our manufacturing processes or facilities, or the manufacturing processes or facilities of third-party manufacturers with which we contract; and

•	the approval policies or regulations of the Regulatory Authority significantly changes in a manner rendering the data from our studies insufficient for approval.

Each Regulatory Authority employs different regulatory standards, so we may require multiple manufacturing processes and facilities for the same product candidate or any approved product. In addition, failure to comply with the requirements of the Regulatory Authorities may subject us to administrative or judicially imposed sanctions, including: warning letters, civil and criminal penalties, injunctions, withdrawal of approved products from the market, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NADAs or product licenses or supplements to approved NADAs or product licenses.

Regulatory approval of a NADA or supplemental NADA, or of a product license, is not guaranteed, and the approval process requires us to utilize significant resources, may take several years and is subject to the substantial discretion of the Regulatory Authorities. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat studies, or perform additional studies. If any of our current or future product candidates fails to demonstrate safety and efficacy in our studies, or for any other reason does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Our ability to market our lead product candidates, if approved, will be limited to use for the treatment of the indications for which they are approved, and if we want to expand the indications for which we may market our lead product candidates, we will need to obtain additional regulatory approvals, which may not be granted.

We expect to seek FDA approval in the United States for our lead product candidates for pain associated with osteoarthritis in dogs (NV-01), pain associated with degenerative joint disease in cats (NV-02) and chronic inflammatory diseases, including atopic dermatitis, in dogs (NV-08). If our lead product candidates are approved, we may only market or advertise them for the treatment of indications for which they are approved, which could limit their adoption by veterinarians and companion animal owners. We may attempt to develop, promote and commercialize new treatment indications and protocols for our lead product candidates in the future, but we may not receive the approvals required to do so on a timely basis or at all. In addition, we would be required to conduct additional pivotal safety and efficacy studies to support our applications, which would utilize additional resources. Our lead product candidates are species-specific and cannot be used in species other than those for which they are being developed or are approved. If we do not obtain additional regulatory approvals, our ability to expand our business will be limited.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing and expensive regulatory obligations, including continued review, labeling and manufacturing requirements and other restrictions. Failure to comply with these regulatory obligations or the occurrence of unanticipated problems with our current or future product candidates could result in significant penalties.

If the Regulatory Authorities approve any of our current or future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration, and product listing, as well as continued compliance with good manufacturing practice as well as good laboratory practices and good clinical practices for any studies that we conduct post-approval.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes and quality assurance, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;

•	fines, warning letters or holds on pivotal safety and efficacy studies;

•	refusal by the Regulatory Authorities to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	lawsuits from animal owners.

The Regulatory Authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our lead product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business.

Post-approval monitoring of products approved by the FDA is required by law, with reports to be provided to the FDA’s Surveillance and Compliance group. Reports of product quality defects, adverse events or unexpected results must be produced in accordance with the law. The USDA obtains information about adverse events via voluntary spontaneous reports and other surveillance activities. In the past, the USDA has proposed more stringent post-approval monitoring and reporting procedures for license holders, and it could do so in the future.

If approved, any of our current or future products may cause or contribute to adverse events that we are required to report to the Regulatory Authorities and, if we fail to do so, we could be subject to sanctions.

If we are successful in commercializing any of our current or future product candidates, the Regulatory Authorities will require that we report certain information about adverse events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe.

We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our lead product candidates. If we fail to comply with our reporting obligations, the Regulatory Authorities could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our lead product candidates or delay in approval or clearance of future products.

The misuse or extralabel use of our lead product candidates may harm our reputation or result in financial or other damages.

Our lead product candidates, if approved, will be limited for use under specific circumstances for the treatment of certain diseases and conditions in specific species. There may be increased risk of product liability if veterinarians, livestock producers, companion animal owners or others attempt extralabel use of our lead product candidates, including the use of our lead product candidates in species (including humans) for which they have not been approved. Furthermore, the use of our lead product candidates for indications other than those indications for which our lead product candidates have been approved may not be effective, which could harm our reputation and lead to an increased risk of litigation. If we are deemed by a governmental or regulatory agency to have engaged in the promotion of any of our lead product candidates for extralabel use, such agency could request that we modify our training or promotional materials and practices and we could be subject to significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. Any of these events could materially adversely affect our operating results and financial condition.

Legislative or regulatory reforms with respect to companion animal therapeutics may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our lead product candidates after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress or the EU that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, the Regulatory Authorities’ regulations and guidance are often revised or reinterpreted by the regulators in ways that may significantly affect our business and our lead product candidates. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the United States or in other countries may impose additional costs or lengthen review times of any of our current or future product candidates.

We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to regulatory criteria for approval;

•	changes to manufacturing methods;

•	recall, replacement, or discontinuance of certain products;

•	additional record keeping; and

•	additional reporting requirements.

Each of these would likely entail substantial time and costs and could harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

Our research and development relies on evaluations in animals, which may become subject to bans or additional regulations.

As a biopharmaceutical company with a focus on companion animal therapeutics, the evaluation of our existing and new products in animals is required to obtain marketing authorization for our lead product candidates. Animal testing in certain industries has been the subject of controversy and adverse publicity.

Some organizations and individuals have attempted to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, our research and development, and by extension our operating results and financial condition, could be adversely affected. In addition, negative publicity about us or our industry could harm our reputation.

If our use of hazardous materials results in contamination or injury, we could suffer significant reputational or financial loss.

Our research activities involve the controlled use of certain hazardous chemical and biological materials from time to time. Notwithstanding the various regulations controlling the use and disposal of these materials, as well as the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may negatively impact our operations, our financial resources or our ability to recruit new staff.

Future federal and state legislation may expose us to product liability claims.

Under current federal and state laws, companion animals are generally considered to be personal property of their owners and, as such, owners’ recovery for product liability claims involving their companion animals may be limited to the replacement value of the companion animals. Companion animal owners and their advocates, however, have filed lawsuits from time to time seeking non-economic damages such as pain and suffering and emotional distress for harm to their companion animal based on theories applicable to personal injuries to humans. If new legislation is passed to allow recovery for such non-economic damages, or if precedents are set allowing for such recovery, we could be exposed to increased product liability claims that could result in substantial losses to us if successful. In addition, some horses can be worth millions of dollars or more, and product liability for horses may be high.

Although we maintain product liability insurance and revise our coverage from time to time, we currently have a per-claim deductible of $5,000 on our global products liability policy, which may make the insurance of limited utility in many companion animal claims where the companion animal is valued at replacement value. Furthermore, the policy is subject to per-year policy limits of $20.0 million per year for non-U.S. jurisdiction claims and $5.0 million per year for U.S. jurisdiction claims, as well as other terms and conditions. Accordingly, it is possible that our insurance will not cover future product liability claims against us.

Risks Related to Taxation

We are a multinational organization faced with complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

We are an Irish-registered corporation and we currently have subsidiaries in Australia, Ireland, the United States and the United Kingdom. We have historically operated primarily in Australia, and we have recently commenced operations in Ireland and the United States. Depending on our ability to develop and commercialize our lead product candidates, we may have additional operations around the world. As a multinational organization, we may be subject to taxation in several different jurisdictions with complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in applicable tax law, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. Such changes could have an adverse effect on our liquidity and results of operations. In addition, the tax authorities in these jurisdictions could review our tax positions and disagree with the approaches taken or our tax returns submitted and seek to impose additional tax, interest and penalties on us. In addition, the tax authorities in those jurisdictions could claim that we have additional tax, withholding tax or other tax filing requirements or could assert that certain benefits of tax treaties are not available to us or our subsidiaries. Furthermore, the tax authorities in one or more jurisdictions in which we do not currently believe we have a taxable presence could assert that we do have a taxable presence in that jurisdiction and on that basis assert that we have tax payment, withholding tax or other tax filing requirements in that jurisdiction. Any such claim or assertion could impact us and our results of operations.

Changes in our effective tax rate may reduce our net income in future periods.

We are organized as an Irish company, in part, to improve our ability to maintain a competitive worldwide effective corporate tax rate. Our effective tax rate, however, depends on the tax policies of the jurisdictions in which we operate. In general, under current Irish tax legislation, a company is regarded as resident for tax purposes in Ireland if the company is “centrally managed and controlled” in Ireland, or, in certain circumstances, if the company is incorporated in Ireland. We expect that our company will be centrally managed and controlled from Ireland and accordingly will be treated as an Irish tax resident. However, as a multinational organization, it is possible that we may not be regarded as being centrally managed and controlled in Ireland and instead be treated as a tax resident in another jurisdiction. If such a situation were to arise, it could adversely impact our tax position and our effective tax rate.

Trading income of an Irish resident company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish resident company, such as interest income, rental income or other passive income, is taxable at a rate of 25%. It is possible that in the future, whether as a result of a change in law in any jurisdiction or the practice of any relevant tax authority or as a result of any change in our business, we could become, or be regarded as having become, tax resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on any gain inherent in our assets. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland, the United States, Australia and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate. In addition, the changes currently proposed by the OECD and their action plan on Base Erosion and Profit Shifting could adversely impact our tax position and our business operations.

A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in available tax credits, including the research and development tax credit in Australia;

•	changes in the taxation of share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	challenges to the transfer pricing policies related to our structure.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation of such laws, treaties or regulations by the tax authorities in Ireland, the United States, Australia and other jurisdictions as well as being affected by certain changes currently proposed by the OECD. Such changes may be become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. For example, a change in the Irish government’s stated policy of not increasing business taxation could cause a material and adverse change in our worldwide effective tax rate and we may have to take action, at potentially significant expense, to seek to mitigate the effect of such changes. In addition, any amendments to the current double taxation treaties between Ireland and other jurisdictions, including Australia and the United States, could subject us to increased taxation or irrecoverable withholding tax.

Failure to manage the risks associated with such changes, or misinterpretation of the laws relating to taxation, could result in costly audits, interest, penalties and reputational damage, which could adversely affect our business, results of our operations and our financial condition. In the normal course of business, we are currently open to inspection by the tax authorities in Ireland, Australia, the United States and the United Kingdom. We are not currently the subject of any ongoing tax audits.

Our ability to use existing tax loss carry forwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Our ability to use our net operating losses is subject to limitations and re-assessment due to ownership changes that have occurred or that may occur in the future under the laws of the jurisdictions in which we have net operating losses, which currently include Australia. In addition, use of net operating losses is restricted to income in those jurisdictions. For example, Nexvet Australia’s tax loss carry forwards comprised all $4.2 million and $7.1 million of our tax loss carry forwards as of June 30, 2014 and September 30, 2014, respectively. Given the change of ownership that occurred in September 2014 to Nexvet Australia, the Australian tax authorities could argue that there has been a change in the underlying business in Australia, which may result in these tax losses never being recoverable. Should this occur, future Australian taxable profits would be taxed at the full corporate rate, which is currently 30%. Depending on the actual amount of any limitation on our ability to use our tax loss carry forwards, a significant portion of our future taxable income could be taxable.

Additionally, tax law limitations may result in our net operating losses expiring before we have the ability to use them. In addition, financing and acquisition transactions that we may enter into in the future could significantly limit or eliminate our ability to realize any value from our net operating losses.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our overall tax liability.

Our parent company is based in Ireland and we currently have subsidiaries in Australia, Ireland, the United States and the United Kingdom. If we succeed in growing our business, we expect to conduct increased operations through our subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our parent company and subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities.

If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

We believe that we may be a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. Holders to adverse U.S. federal income tax consequences.

We believe that we may be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in our current taxable year and we may be a PFIC in other taxable years. A foreign corporation like us generally will be a PFIC if either at least (i) 75% of its gross income is “passive income” or (ii) 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. We refer to the passive income test as the “PFIC Income Test” and the asset test as the “PFIC Asset Test.” The proceeds from this offering would be a passive asset under these rules and, if substantial enough, may cause us to meet the PFIC Asset Test for our taxable year that includes this offering (and in later years if we are not deploying the cash at a rate that would allow us to avoid meeting the PFIC Asset Test in such later years). If we are a PFIC in any taxable year in which you hold shares and you are a “U.S. Holder” (as described in the section of this prospectus titled “Taxation—Material United States Federal Income Tax Consequences to U.S. Holders), we always will be a PFIC with respect to your share ownership (subject to the QEF election discussed immediately below) unless you make an election to “purge” PFIC status as of the beginning of the first taxable year that we are not a PFIC (a year in which do not meet the PFIC Income Test or the PFIC Asset Test) or the first taxable year that you make a QEF election, if such election is made after the first year in which you held our ordinary shares and in which we are a PFIC, all as discussed further below. If we are a PFIC and you are a U.S. Holder and do not make a Qualified Electing Fund election, or QEF election, with respect to us or a mark-to-market election with respect to our ordinary shares, you will be subject to adverse tax consequences, including deferred tax and interest charges with respect to certain distributions on our ordinary shares, any gain realized on a disposition of our ordinary shares and certain other events. The effect of these adverse tax consequences could be materially adverse to you.

If you are a U.S. Holder and make a valid, timely QEF election for us, you will not be subject to those adverse tax consequences, but could recognize taxable income in a taxable year with respect to our ordinary shares in excess of any distributions that we make to you in that year, thus giving rise to so-called “phantom income” and to a potential out-of-pocket tax liability. If we are a PFIC with respect to any tax year, we will provide information to all electing shareholders needed to comply with the QEF election in time for each electing shareholder to make and maintain a timely QEF election, taking into account available extensions. If you are a U.S. Holder and make a valid, timely mark-to-market election with respect to our ordinary shares, you will recognize as ordinary income or loss in each year that we are a PFIC an amount equal to the difference between your basis in our ordinary shares and the fair market value of the ordinary shares, thus also possibly giving rise to phantom income and a potential out-of-pocket tax liability. Ordinary loss generally is recognized only to the extent of net mark-to-market gains previously included in income. If one or more of our subsidiaries is a PFIC, U.S. Holders will also need to make the QEF election with respect to each such subsidiary in order to avoid the adverse tax consequences described above. We intend to provide on a timely basis all information necessary for U.S. Holders to make the QEF election with respect to any of our subsidiaries that may be classified as a PFIC in any tax year. U.S. Holders should also be aware that the mark-to-market election generally will not be available with respect to any of our subsidiaries that is a PFIC, rendering such election less beneficial to U.S. Holders than the QEF election. See the section of this prospectus titled “Taxation—Material United States Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Status and Related Tax Consequences.” We intend to determine on an annual basis whether we will be a PFIC with respect to any taxable year. As noted above, if we are a PFIC in any taxable year in which you own shares, you do not make a timely QEF election and you are a U.S. Holder, we will remain a PFIC with respect to your share ownership unless you make a “purging election.” The resulting liability from such an election could be substantial.

If the IRS determines that we are not a PFIC, and you previously paid taxes pursuant to a QEF election or a mark-to-market election, you may pay more taxes than you legally owe.

If the U.S. Internal Revenue Service, or IRS, makes a determination that we are not a PFIC and you previously paid taxes pursuant to a QEF election or mark-to-market election, then you may have paid more taxes than you legally owed due to such election. If you do not, or are not able to, file a refund claim before the expiration of the applicable statute of limitations, you will not be able to claim a refund for those taxes.

Risks Related to this Offering and Our Ordinary Shares

No active market for our ordinary shares exists or may develop, and you may not be able to resell your ordinary shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares, and an active public market for our ordinary shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our ordinary shares by arm’s-length negotiations, and the initial public offering price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our ordinary shares following this offering. In addition, an active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future, or impair our ability to in-license or acquire other product candidates, businesses or technologies using our ordinary shares as consideration.

The price of our ordinary shares could be subject to volatility related or unrelated to our operations and your investment in us could suffer a decline in value.

If a market for our ordinary shares develops following this offering, the trading price of our ordinary shares could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed elsewhere in this “Risk Factors” section of this prospectus and others, such as:

•	results from, and any delays in, our current and future proof-of-concept and pivotal safety and efficacy studies;

•	announcements of regulatory approval or disapproval of any of our current or future product candidates;

•	delays in the commercialization of our current or future product candidates;

•	manufacturing and supply issues related to our development programs and commercialization of our current or future product candidates;

•	quarterly variations in our results of operations or those of our competitors;

•	changes in our earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new product candidates, significant contracts, commercial relationships, acquisitions or capital commitments;

•	announcements relating to future development or license agreements including termination of such agreements;

•	adverse developments with respect to our intellectual property rights or those of our principal collaborators;

•	commencement of litigation involving us or our competitors;

•	changes in our board of directors or management;

•	new legislation in the United States relating to the prescription, sale, distribution or pricing of companion animal therapeutics;

•	product liability claims, other litigation or public concern about the safety of our lead product candidates or future products;

•	market conditions in the companion animal market in general, or in the companion animal therapeutics segment in particular, including performance of our competitors; and

•	general economic conditions in the United States and abroad.

In addition, the stock market in general, or the market for equity securities in our industry or industries related to our industry, may experience extreme volatility unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our ordinary shares. Any sudden decline in the market price of our ordinary shares could trigger securities class-action lawsuits against us. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management would be diverted from our business and operations. We also could be subject to damages claims if we are found to be at fault in connection with a decline in our share price.

If securities or industry analysts do not publish research or reports about our company, or if they issue adverse or misleading opinions regarding us or our ordinary shares, our share price and trading volume could decline.

We do not currently have research coverage by securities and industry analysts, and if no significant coverage is initiated or maintained following this offering, the market price for our ordinary shares may be adversely affected. Our share price also may decline if any analyst who covers us issues an adverse or misleading opinion regarding us, our business model, our intellectual property or our share performance, or if our pivotal safety and efficacy studies and operating results fail to meet analysts’ expectations. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline and possibly adversely affect our ability to engage in future financings.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

Upon the completion of this offering, based on shares outstanding as of January 26, 2015, our executive officers, directors, holders of five percent or more of our ordinary shares and their respective affiliates will beneficially own in the aggregate approximately 59.6% of our outstanding ordinary shares. In addition, entities affiliated with Farallon and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. The ownership percentage disclosed above does not reflect the potential purchase of any ordinary shares in this offering by such shareholders. As a result of their share ownership, these shareholders may have the ability to influence our management and policies and will be able to significantly affect the outcome of matters requiring shareholder approval such as elections of directors, amendments of our organizational documents or approvals of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may feel are in your best interest as one of our shareholders.

We will have broad discretion regarding use of the net proceeds from this offering, and we may use them in ways that do not enhance our operating results or the market price of our ordinary shares.

Our management will have broad discretion regarding the use of the net proceeds from this offering, and we could spend the net proceeds in ways our shareholders may not agree with or that do not yield a favorable return, if at all. We intend to use the net proceeds from this offering to complete the development and manufacturing scale-up of each of our three lead product candidates, to establish our sales force infrastructure in the United States for any approved products and for anticipated promotional and launch costs. We also intend to fund research to develop our pipeline of other product candidates. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or in-license additional product candidates or complementary assets or businesses; however, we currently have no agreements, commitments or understandings to complete any such transaction. Our actual use of these proceeds may differ substantially from our current intentions. If we do not invest or apply the proceeds from this offering in ways that improve our operating results or our prospects, our share price could decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our ordinary shares will be substantially higher than the pro forma net tangible book value per ordinary share before giving effect to this offering. Accordingly, if you purchase our ordinary shares in this offering, we estimate that you will incur immediate dilution of approximately $7.54 per ordinary share, representing the difference between the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per ordinary share as of September 30, 2014.

In addition, following this offering, and assuming our sale of 4,000,000 ordinary shares in this offering at the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, purchasers in this offering will have contributed approximately 58.3% of the total gross consideration paid by shareholders to us to purchase ordinary shares through September 30, 2014 but will own only approximately 36.1% of the ordinary shares outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional ordinary shares, our outstanding restricted share units are converted into ordinary shares or our outstanding options or warrants are exercised, you will experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

If we raise additional capital in the future, your level of ownership in us could be diluted or require us to relinquish rights.

Any issuance of securities we may undertake in the future to raise additional capital could cause the price of our ordinary shares to decline, or require us to issue shares at a price that is lower than that paid by holders of our ordinary shares in the past, which would result in those newly issued shares being dilutive.

Further, if we obtain funds through a debt financing or through the issuance of debt or preference securities, these securities would likely have rights senior to your rights as an ordinary shareholder, which could impair the value of our ordinary shares. Any debt financing we enter into may include covenants that limit our flexibility in conducting our business. We also could be required to seek funds through arrangements with collaborators or others, which might require us to relinquish valuable rights to our intellectual property or product candidates that we would have otherwise retained.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline. Based upon the number of ordinary shares outstanding as of September 30, 2014, upon the completion of this offering, we will have 11,079,996 ordinary shares outstanding, assuming (i) the conversion of all outstanding preference shares into 5,937,138 ordinary shares, which we expect to automatically occur upon the completion of this offering, (ii) no exercise of the underwriters’ option to purchase

600,000 additional ordinary shares and (iii) no exercise of options or warrants and no conversion of restricted share units outstanding as of September 30, 2014. Of these outstanding ordinary shares, the 4,000,000 ordinary shares sold in this offering will be freely tradable, except that any ordinary shares acquired by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, including any ordinary shares acquired by entities affiliated with Farallon and other existing holders of our ordinary shares that have indicated an interest in purchasing ordinary shares in this offering, may only be sold if registered under the Securities Act or if such registration is not required, such as in compliance with Rule 144.

The remaining 7,079,996 ordinary shares are subject to lock-up agreements. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The representatives of the underwriters, however, may permit our shareholders who are subject to these lock-up agreements to sell their ordinary shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, these 7,079,996 ordinary shares will be eligible for sale in the public market, 3,385,815 of which shares are held by directors, executive officers and other affiliates (not taking into account any shares that may be purchased in this offering by entities affiliated with Farallon and other existing holders of our ordinary shares) and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, ordinary shares that are issuable upon exercise of outstanding options, conversion of outstanding restricted share units or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

After this offering, the holders of 4,200,016 ordinary shares, or approximately 59.3% of our total outstanding ordinary shares as of September 30, 2014, and 1,574,998 ordinary shares issuable upon exercise of warrants outstanding as of September 30, 2014, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these shareholders could have an adverse effect on the trading price of our ordinary shares.

Participation in this offering by certain of our existing shareholders would reduce the available public float for our ordinary shares.

Entities affiliated with Farallon, which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering. If the entities affiliated with Farallon and other existing holders of our ordinary shares were to purchase all of the ordinary shares for which they have indicated an interest in purchasing, they, together with our executive officers, directors and other owners of 5% or more of our outstanding ordinary shares and their respective affiliates, would beneficially own, in the aggregate, approximately 63.8% of our outstanding ordinary shares after this offering, based on the number of shares outstanding as of January 26, 2015 and the assumed initial public offering price of $14.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

If the entities affiliated with Farallon and other existing holders of our ordinary shares were allocated and were to purchase all or a portion of the ordinary shares for which they have indicated an interest in purchasing in this offering, such purchases would reduce the available public float for our ordinary shares because such shareholders would be restricted from selling the shares by a lock-up agreement they have entered into with the underwriters and by restrictions under applicable securities laws. As a result, any purchase of ordinary shares by such shareholders in this offering may reduce the liquidity of our ordinary shares relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Your rights as a shareholder will be governed by Irish law and differ from the rights of shareholders under U.S. law.

We are a public limited company under the laws of Ireland. Therefore, the rights of holders of ordinary shares are governed by Irish law and by our memorandum and articles of association, or our Articles. These rights differ from the typical rights of shareholders in U.S. corporations. In certain cases, facts that, under U.S. law, would entitle a shareholder in a U.S. corporation to claim damages may not give rise to a cause of action under Irish law entitling a shareholder in an Irish company to claim damages. For example, the rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than under the civil liability provisions of the U.S. securities laws.

You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, judgments obtained in the U.S. courts under the U.S. securities laws. In particular, if you sought to bring proceedings in Ireland based on U.S. securities laws, the Irish court might consider:

•	that it did not have jurisdiction;

•	that it was not the appropriate forum for such proceedings;

•	that, applying Irish conflict of laws rules, U.S. law (including U.S. securities laws) did not apply to the relationship between you and us or our directors and officers; or

•	that the U.S. securities laws were of a penal nature or violated Irish public policy and should not be enforced by the Irish court.

You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States. For further information with respect to your rights as a holder of our ordinary shares, see the section of this prospectus titled “Description of Share Capital.”

You may have difficulty in effecting service of process within the United States or enforcing judgments obtained in the United States.

We and several members of our senior management and board of directors are residents of countries other than the United States. Substantially all of our assets are located in Australia. As a result, it may not be possible for you to:

•	effect service of process within the United States upon certain members of our senior management and board of directors and certain of the experts named in this prospectus or on us; or

•	obtain discovery of relevant documents or the testimony of witnesses.

There is no system of reciprocal enforcement in Ireland of judgments obtained in the U.S. courts. Accordingly, a U.S. judgment against any of those persons or us may only be enforced in Ireland by the commencement of a new action before the Irish court based on the judgment of the U.S. court. Summary judgment against any of those persons or us, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the U.S. judgment is for a definite sum of money;

•	the U.S. judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the U.S. judgment is final and conclusive;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the U.S. judgment is provided by a court of competent jurisdiction (as determined by Irish law);

•	the U.S. judgment remains valid and enforceable in the court in which it was obtained; and

•	the U.S. judgment is not obtained by fraud, did not violate Irish public policy, is not in breach of natural justice and is not irreconcilable with an earlier foreign judgment.

As a newly public company, we will incur significant additional costs, and our management will be required to devote substantial time and attention to our public reporting obligations.

As a publicly-traded company, we will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act and the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and The NASDAQ Stock Market, or Nasdaq, have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs substantially and lead to diversion of management time and attention from revenue-generating activities.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to “emerging growth companies” may make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, therefore, we may take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies, including presenting only two years of audited financial statements and related financial disclosure, not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these reduced disclosure and regulatory requirements until we are no longer an “emerging growth company.” We may remain an “emerging growth company” until as late as June 30, 2020 (the fiscal year-end following the fifth anniversary of the completion of this initial public offering), although we may cease to be an “emerging growth company” earlier under certain circumstances, including if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any December 31, in which case we would cease to be an “emerging growth company” as of the following June 30, or if our gross revenue exceeds $1 billion in any fiscal year. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we may not be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our ordinary shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may decline or become more volatile.

Our prior audit firm previously advised us that we lacked proper internal controls to develop reliable financial statements. If we are not able to develop and maintain effective internal control over financial reporting we may be unable to accurately and timely report our financial results and our business could be harmed.

Our prior auditor previously audited our financial statements in accordance with generally accepted auditing standards in Australia, or Australian GAAS, for fiscal years 2012 and 2013, which were prepared in accordance with international financial reporting standards generally accepted in Australia, or Australian IFRS. Our prior auditor did not previously conduct any audits for any period in accordance with auditing standards generally accepted in the United States or the standards of the Public Company Accounting Oversight Board of our financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP, or international financial reporting standards as issued by the International Accounting Standards Board.

Our prior auditor advised us that, through October 2013, the date of its report, there was a lack of (i) proper segregation of duties and (ii) competent and qualified financial reporting personnel for the development of policies and procedures relating to the financial reporting function and the preparation of reliable financial statements prepared in accordance with Australian IFRS.

Although we were not subject to Public Company Accounting Oversight Board requirements at the time, we believe that the conditions identified by our prior auditor constituted material weaknesses in our internal control over financial reporting during that period. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements may not be prevented or detected and corrected on a timely basis.

As of June 30, 2013, we only had six employees and primarily relied upon a third-party consultant to perform bookkeeping services and compile our financial statements. Subsequent to October 2013, we retained Damian Lismore, our Chief Financial Officer, as well as two other personnel within our financial reporting and accounting group, who collectively have experience in U.S. GAAP and the preparation of public company financial statements. Following Mr. Lismore’s retention we have implemented procedures to segregate duties within our financial reporting and accounting group; however, as a small company we are unable to completely segregate duties and must rely upon other controls. In addition, we have adopted accounting policies and procedures relating to the financial reporting function and we plan to further develop and formalize our financial reporting and accounting policies and procedures as we grow. As a result of these actions, we believe that we have remediated the above material weaknesses.

Although no material weaknesses were identified in connection with the preparation of our financial statements for fiscal year 2014, neither we nor our current independent registered public accounting firm conducted an evaluation of the operating effectiveness of our internal control over financial reporting as of June 30, 2014. We will be required to evaluate our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act for fiscal year 2016. In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

We will continue the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation or testing in a timely fashion. As we prepare for compliance with Section 404 of the Sarbanes-Oxley Act by implementing the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the compliance deadline imposed by the Sarbanes-Oxley Act for compliance. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we fail to achieve and maintain an effective internal control environment our business and share price could be harmed and our ability to report our financial results accurately and in a timely manner could be impaired.

We have never paid cash dividends, do not anticipate paying any cash dividends and our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law.

We have never declared or paid cash dividends on our ordinary shares and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends in the future will at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws (including the Irish Companies Acts, which require Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend). Accordingly, the only opportunity to achieve a return on your investment in our company is expected to be if the market price of our ordinary shares appreciates and you sell your ordinary shares at a profit. The price of our ordinary shares prevailing in the market after this offering may not exceed the price that you pay.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

The rate of stamp duty (when applicable) on the transfer of shares in an Irish-incorporated company is 1% of the price paid, or the market value of the shares acquired, whichever is greater. Payment of Irish stamp duty is generally a legal obligation of the transferee. We expect that most of our ordinary shares will be traded through Depositary Trust Company, or DTC, or through brokers who hold such shares on behalf of customers through DTC. As such, the transfer of ordinary shares should be exempt from Irish stamp duty based on established practice of the Irish Revenue Commissioners. We have received confirmation from the Irish Revenue Commissioners that a transfer of our ordinary shares held through DTC and transferred by means of a book-entry interest would be exempt from Irish stamp duty. We have also received confirmation from the Irish Revenue Commissioners that certain transfers of our ordinary shares into (or out of) DTC would be exempt from Irish stamp duty. However, if you hold your ordinary shares directly of record, rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares may be subject to Irish stamp duty. The potential for stamp duty to arise could adversely affect the price and liquidity of our ordinary shares. In addition, the terms of our eligibility agreement with DTC will require us to provide certain indemnities relating to Irish stamp duty to third parties. If liability were to arise as a result of the indemnities provided under the terms of the eligibility agreement, we may face unexpected costs that could adversely impact our results of operations.

Anti-takeover provisions in our Articles and under Irish law could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors and management team, and limit the market price of our ordinary shares.

Our Articles will contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of our ordinary shares, and adversely affect the market price of our ordinary shares and the voting and other rights of the holders of our ordinary shares. These provisions will include:

•	dividing our board of directors into two classes, with each class serving a staggered two-year term;

•	permitting our board of directors to issue additional preference shares, with such rights, preferences and privileges as they may designate; and

•	establishing an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors.

These provisions would apply even if the offer may be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management team by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

We are subject to the Irish Takeover Rules. Under the Irish Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our ordinary shares once our board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our board of directors has reason to believe an offer is or may be imminent. These provisions may give our board of directors less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors, including:

•	our ability to become profitable;

•	our expected uses of the net proceeds to us from this offering;

•	our expectation that our existing cash and the net proceeds from this offering will be sufficient to fund our anticipated level of operations for at least the next 24 months;

•	our ability to secure additional financing when needed on acceptable terms;

•	our expectation regarding the safety and efficacy of our lead product candidates;

•	our ability to advance our lead product candidates through various stages of development, especially through pivotal safety and efficacy studies;

•	our expectations regarding the future development of additional product candidates;

•	our ability to obtain regulatory approval for our current or future product candidates under applicable regulatory requirements;

•	the discovery, development and manufacturing of biologics involves relatively novel technology and an expensive and lengthy approval process with uncertain outcomes;

•	our reliance on third-party manufacturers to manufacture and supply our lead product candidates for us and on third-party distributors to distribute our product candidates, if approved;

•	the rate and degree of market acceptance and the successful commercial sale of our lead product candidates, if approved;

•	regulatory and legal developments in the United States and foreign countries;

•	the success of competing platforms or therapies that are or become available;

•	our ability to attract or retain key employees, advisors or consultants;

•	our expectations and statements regarding the potential size, opportunity and growth potential of the companion animal therapeutics market, and our ability to effectively compete and achieve significant market penetration;

•	our ability to obtain and maintain patent protection for our lead product candidates;

•	the implementation of our business model and strategic plans for our business, products and technology; and

•	developments and growth relating to our industry.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have included important factors in the cautionary statements included in this prospectus, particularly in the section of this prospectus titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from our own management estimates and research and primary market research commissioned by us, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. This information, however, involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause our future performance to differ materially from the projections, assumptions and estimates. See the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

The following reports present data, research opinions, or viewpoints published by each of the respective publishers thereof and are not representations of fact. Such reports speak as of their respective original publication dates (and not as of the date of this prospectus), and the opinions expressed in such reports are subject to change without notice. The industry publications, reports, surveys and forecasts containing the industry and market data cited in this prospectus are provided below:

•	The American Pet Products Association, Pet Industry Market Size & Ownership Statistics, 2014.

•	The AP-Petside.com Poll, conducted by GfK Roper Public Affairs & Media, 2010.

•	Banfield Pet Hospital, State of Pet Health 2013 Report, 2013.

•	Banfield Pet Hospital, State of Pet Health 2012 Report, 2012.

•	The European Food Industry Federation, Facts and Figures, 2012.

•	GfK Animal and Crop Health, Monoclonal Antibody (mAb) Opportunities: Overview report from qualitative study among key opinion leaders, June 2014. In total, 34 veterinarian specialists were interviewed (13 in the United States and seven in each of France, Germany and the United Kingdom).

•	GfK Animal and Crop Health, Pain management in cats and dogs: Concept test, December 2013. This study was conducted in November and December 2013. In total, 390 general veterinarian practitioners were interviewed online, using WorldOne platform (150 in the United States and 80 in each of France, Germany and the United Kingdom).

•	Kelton Research LLC, The Milo’s Kitchen Pet Parent Survey, 2011.

•	Pharmaceutical Commerce, Animal-health pharmaceuticals are jumping the “ethical channel,” May 2013.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 4,000,000 ordinary shares in this offering will be approximately $51.1 million, based on an assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $59.2 million, after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $3.7 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount. Similarly, each increase (decrease) of 1,000,000 in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $13.5 million, assuming the assumed initial public offering price stays the same, and after deducting the underwriting discount.

We intend to use the net proceeds from this offering to complete the clinical development and chemistry, manufacturing and controls development of each of our lead product candidates as follows:

•	$4.0 million to complete our pivotal safety and efficacy studies for NV-01, our lead product candidate for the control of pain associated with osteoarthritis in dogs, plus an additional $9.0 million for chemistry, manufacturing and controls studies ($5.0 million), stability studies ($2.0 million), and regulatory compliance and other miscellaneous costs ($2.0 million); and

•	$13.0 to $15.0 million to complete the development and manufacturing scale-up of each of NV-02, our lead product candidate for the control of pain associated with degenerative joint disease in cats, and NV-08, our lead product candidate for the treatment of chronic inflammatory diseases, including atopic dermatitis, in dogs, which includes for each lead product candidate pivotal safety and efficacy studies ($4.0 million), chemistry, manufacturing and controls studies ($4.0 to $5.0 million), stability studies ($2.0 million), costs for proof-of-concept related activities ($1.0 million) and regulatory compliance and other miscellaneous costs ($2.0 to $3.0 million).

Our estimates to complete development of NV-01, NV-02 and NV-08 are preliminary. Total costs to develop each lead product candidate will depend on, among other factors, the potency and yield of the selected cell lines, costs associated with increasing the batch size to commercial levels and to meet regulatory obligations, costs associated with gathering and responding to information obtained in proof-of-concept studies and costs associated with the number of animals enrolled in and the duration of pivotal safety and efficacy studies. We do not expect that amounts spent to develop any one product candidate will significantly overlap with or reduce the costs to develop any other product candidate.

We intend to fund research activities to develop our pipeline of other product candidates in an amount of $6.0 to $7.0 million per year. Assuming one or more of our lead product candidates is approved for marketing, we intend to establish our sales force infrastructure in the United States. We intend to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or in-license additional product candidates or complementary assets or businesses; however, we currently have no agreements, commitments or understandings to complete any such transaction.

Other than as set forth above, we have not yet identified the amounts we intend to spend on each of these areas or the timing of the expenditures. The expected uses of the net proceeds from this offering represent our intentions based on our current plans and business conditions and are approximations. Our actual use of these proceeds may differ substantially from our current intentions. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and any future acquisitions that we may propose. Accordingly, our management will have broad discretion regarding the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, interest bearing, investment-grade securities. We cannot predict whether these investments will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws (including the Irish Companies Acts, which require Irish companies to have profits available for distribution equal to or greater than the amount of the proposed dividend). We may require distributions from our subsidiary companies, particularly Nexvet Australia, in order to pay dividends, which may subject us to dividend income tax.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2014 on:

•	an actual basis;

•	a pro forma basis after giving effect to the automatic conversion of our outstanding preference shares into 5,937,138 ordinary shares upon the completion of this offering; and

•	a pro forma as adjusted basis to give further effect to our issuance and sale of 4,000,000 ordinary shares in this offering at the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

This table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share amounts)
Cash	$26,388	$26,388	$77,493

Shareholders’ (deficit) equity:
Euro deferred shares, €100 nominal value per share—400 shares issued and outstanding, actual; 400 shares issued and outstanding, pro forma and pro forma as adjusted	$13	$13	$13
Ordinary shares, $0.125 nominal value per share—1,142,858 shares issued and outstanding, actual; 7,079,996 shares issued and outstanding, pro forma; 11,079,996 shares issued and outstanding, pro forma as adjusted	142	885	1,385
Convertible preference shares, $0.125 nominal value per share—5,937,138 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	33,826	—	—
Additional paid-in capital	7,929	41,012	91,617
Accumulated other comprehensive income	(1,768)	(1,768)	(1,768)
Accumulated deficit	(14,095)	(14,095)	(14,095)

Total shareholders’ (deficit) equity	26,047	26,047	77,152

Total capitalization	$26,047	$26,047	$77,152

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets and total shareholders’ (deficit) equity on a pro forma as adjusted basis by approximately $3.7 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount. Similarly, each increase (decrease) of 1,000,000 in the number of ordinary shares we are offering would increase (decrease) each of cash, total assets and total shareholders’ (deficit) equity on a pro forma as adjusted basis by approximately $13.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Outstanding ordinary shares reflected in the discussion and table above is based on 7,079,996 ordinary shares outstanding as of September 30, 2014 and excludes:

•	1,766,998 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2014, with a weighted-average exercise price of $8.50 per ordinary share;

•	358,553 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2014, with a weighted-average exercise price of $2.64 per ordinary share, and 141,792 ordinary shares issuable upon the exercise of options issued after September 30, 2014, with an exercise price of the nominal value of $0.125 per ordinary share;

•	50,454 ordinary shares issuable upon the conversion of restricted share units outstanding as of September 30, 2014 and 16,427 ordinary shares issuable upon the conversion of restricted share units issued after September 30, 2014, with a conversion price of the nominal value of $0.125 per ordinary share;

•	32 ordinary shares, including 12 ordinary shares issuable upon the conversion of Series A investment preference shares and 10 ordinary shares issuable upon the conversion of Series B preference shares, outstanding following the November 2014 four-for-five share consolidation, which represent certain shares that would have become fractional shares in the consolidation and new issuances to prevent any fractional shares as a result of the consolidation, all of which shares are being held in trust pending their redemption or sale;

•	201,960 ordinary shares reserved for future issuance under our 2013 Long Term Incentive Plan as of September 30, 2014; and

•	1,280,000 ordinary shares reserved for future issuance under our 2015 Equity Incentive Plan, to be effective upon the completion of this offering.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per ordinary share and the pro forma as adjusted net tangible book value per ordinary share immediately after the completion of this offering. Net tangible book value per ordinary share dilution to new investors represents the difference between the amount per ordinary share paid by purchasers of our ordinary shares in this offering and the pro forma as adjusted net tangible book value per ordinary share immediately after the completion of this offering.

Our historical net tangible book value as of September 30, 2014 was $26.0 million, or $22.79 per ordinary share. Our pro forma net tangible book value as of September 30, 2014 was $26.0 million, or $3.68 per ordinary share, after giving effect to the automatic conversion of all of our outstanding preference shares into 5,937,138 ordinary shares upon the completion of this offering.

After giving further effect to our sale of 4,000,000 ordinary shares in this offering at the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $77.2 million, or $6.96 per ordinary share. This amount represents an immediate increase in our pro forma net tangible book value of $3.28 per ordinary share to existing shareholders and an immediate dilution of $7.54 per ordinary share to new investors purchasing our ordinary shares in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share		$14.50

Pro forma net tangible book value per ordinary share as of September 30, 2014, before giving effect to this offering	$3.68
Increase in pro forma net tangible book value per ordinary share attributable to new investors	3.28

Pro forma as adjusted net tangible book value per ordinary share after this offering		6.96

Dilution in net tangible book value per ordinary share to new investors in this offering		$7.54

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2014 by approximately $3.7 million, or approximately $0.34 per ordinary share, and would increase (decrease) dilution to investors in this offering by approximately $0.66 per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount.

Similarly, each increase (decrease) of 1,000,000 in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2014 by approximately $0.54 and $(0.64) per ordinary share, respectively, and would increase (decrease) dilution to investors in this offering by approximately $(0.54) and $0.64 per ordinary share, respectively, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discount. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase 600,000 additional ordinary shares in full, our pro forma as adjusted net tangible book value will be $85.2 million, or $7.30 per ordinary share, representing an increase to existing shareholders of $3.62 per ordinary share, and an immediate dilution of $7.20 per ordinary share to new investors, in each case assuming an initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table presents, on a pro forma as adjusted basis, as of September 30, 2014, the differences between existing shareholders and new investors purchasing ordinary shares in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid in cash and the average price paid per ordinary share. The calculation below is based on the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(millions)
Existing shareholders	7,079,996	63.9%	$41.4	41.7%	$5.85
Investors participating in this offering	4,000,000	36.1	58.0	58.3	14.50

Total	11,079,996	100.0%	$99.4	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by $4.0 million, $4.0 million and $0.36, respectively, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase 600,000 additional ordinary shares in full, the number of ordinary shares held by existing shareholders would be 7,079,996, or approximately 60.6% of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors would increase to 4,600,000, or approximately 39.4% of the total number of our ordinary shares outstanding after this offering.

The above discussion and tables are based on 7,079,996 ordinary shares outstanding as of September 30, 2014 and exclude:

•	1,766,998 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2014, with a weighted-average exercise price of $8.50 per ordinary share;

•	358,553 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2014, with a weighted-average exercise price of $2.64 per ordinary share, and 141,792 ordinary shares issuable upon the exercise of options issued after September 30, 2014, with an exercise price of the nominal value of $0.125 per ordinary share;

•	50,454 ordinary shares issuable upon the conversion of restricted share units outstanding as of September 30, 2014 and 16,427 ordinary shares issuable upon the conversion of restricted share units issued after September 30, 2014, with a conversion price of the nominal value of $0.125 per ordinary share;

•	32 ordinary shares, including 12 ordinary shares issuable upon the conversion of Series A investment preference shares and 10 ordinary shares issuable upon the conversion of Series B preference shares, outstanding following the November 2014 four-for-five share consolidation, which represent certain shares that would have become fractional shares in the consolidation and new issuances to prevent any fractional shares as a result of the consolidation, all of which shares are being held in trust pending their redemption or sale;

•	201,960 ordinary shares reserved for future issuance under our 2013 Long Term Incentive Plan as of September 30, 2014; and

•	1,280,000 ordinary shares reserved for future issuance under our 2015 Equity Incentive Plan, to be effective upon the completion of this offering.

To the extent any of these outstanding warrants or options to purchase ordinary shares are exercised or any of these restricted share units are converted into ordinary shares, there will be further dilution to new investors. If all of our outstanding warrants and options to purchase ordinary shares as of September 30, 2014 were exercised, and all of our outstanding restricted share units as of September 30, 2014 were converted to ordinary shares, our pro forma as adjusted net tangible book value per ordinary share would be $7.02 per ordinary share, representing an increase to existing shareholders of $3.34 per ordinary share, and an immediate dilution of $7.48 per ordinary share to new investors.

The foregoing discussion and tables do not reflect potential purchases by entities affiliated with Farallon, which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares that have indicated an interest in purchasing our ordinary shares in this offering as described in the section of this prospectus titled “Underwriting.”

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for fiscal years 2013 and 2014 and the balance sheet data as of June 30, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the three months ended September 30, 2013 and 2014 and the balance sheet data as of September 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and, in the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of those financial statements. You should read the following selected consolidated financial data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

Nexvet Biopharma plc became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma plc and its subsidiaries as a continuation of the predecessor.

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue
License and collaboration	$244	$—	$—	$—
Other	85	13	—	25

Total revenue	329	13	—	25
Operating expenses
Research and development	2,722	5,617	1,240	2,539
General and administrative	2,103	4,426	568	2,818

Total operating expenses	4,825	10,043	1,808	5,357

Loss from operations	(4,496)	(10,030)	(1,808)	(5,332)
Other income (expense)
Research and development incentive income	1,135	2,337	503	741
Government grant income	108	1,317	318	297
Exchange (loss) gain	—	(375)	(30)	1,984
Interest income	12	41	1	13

Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)

Net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(3.62)	$(6.70)	$(1.02)	$(2.13)

Weighted-average ordinary shares outstanding, basic and diluted(1)	894,794	1,000,872	1,000,000	1,078,166

Pro forma net loss attributable to ordinary shareholders, basic and diluted(1)		$(6,710)		$(2,297)

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)		$(2.07)		$(0.33)

Pro forma weighted-average ordinary shares outstanding, basic and diluted(1)		3,242,004		7,015,321

(1)	See Notes 2 and 11 to our consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to ordinary shareholders and pro forma net loss per share attributable to ordinary shareholders.

	June 30,		September 30,
	2013	2014	2014
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$483	$30,041	$26,388
Total assets	1,914	33,604	28,740
Total liabilities	1,231	8,735	2,693
Convertible preference shares	3,597	33,826	—
Total shareholders’ (deficit) equity	(2,914)	(8,957)	26,047

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Nexvet Biopharma plc became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma plc and its subsidiaries as a continuation of the predecessor. The information contained in this discussion and analysis and set forth elsewhere in this prospectus includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on transforming the therapeutic market for companion animals by developing and commercializing novel, species-specific biologics based on human biologics. As a class, biologics, which include mAbs and fusion proteins, have transformed human medicine in recent decades and represent some of the top-selling therapies on the market today. Our proprietary PETization platform is an algorithmic approach that enables us to rapidly create mAbs that are designed to be recognized as “self” or “native” by an animal’s immune system, a property we refer to as “100% species-specificity.” PETization is also designed to build upon the safety and efficacy data from clinically-tested human therapies to create new therapies for companion animals, thereby reducing clinical risk and development cost. Through PETization and other discovery research, we have developed our three lead product candidates: NV-01 for the control of pain associated with osteoarthritis in dogs, NV-02 for the control of pain associated with degenerative joint disease in cats and NV-08 for the treatment of chronic inflammatory diseases, including atopic dermatitis, in dogs. We expect data from our pivotal safety and efficacy studies for NV-01 by the end of 2015 and for NV-02 in 2016. If our proof-of-concept safety and efficacy studies for NV-08 are successful, we will progress this product into formal development. Using PETization, we are seeking to advance one new product candidate into development per year, commencing in the second half of 2015.

Since our inception, we have been developing our PETization platform, completing proof-of-concept studies for NV-01, NV-02, NV-08 and other product candidates, establishing clonal cell lines, conducting market surveys regarding our lead product candidates and preparing for pivotal safety and efficacy studies. We also have focused on securing intellectual property, recruiting management and key employees and fundraising activities. We do not have any products approved for sale, have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. We have incurred significant net losses since our inception, including $3.2 million, $6.7 million, $1.0 million and $2.3 million for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, and as of September 30, 2014 we had an accumulated deficit of $14.1 million. This accumulated deficit has resulted principally from costs incurred in connection with research and development of our product candidates and general and administrative costs associated with our operations.

We will require additional capital until we can generate revenue in excess of operating expenses. We may seek such funding through public or private equity, debt financing or other sources, such as corporate collaborations and licensing arrangements. We may not be able to obtain financing on acceptable terms, or at all. The sale of additional equity would result in additional dilution to our shareholders, and the terms of any financing may adversely affect the rights of our shareholders. The incurrence of any debt financing could result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are unable to obtain funding, we could be forced to delay, reduce or eliminate our research and development programs or commercialization efforts, which could adversely affect our business prospects.

Share Consolidations and Irish Reorganization

In August 2014, Nexvet Australia completed a one-for-four share consolidation pursuant to which each holder of ordinary shares received one ordinary share for every four ordinary shares held by such holder, and each holder of preference shares received one preference share for every four preference shares held by such holder. The number of ordinary shares that may be acquired upon exercise of options or warrants or upon conversion of restricted share units was similarly reduced on a one-for-four basis, with a proportionate adjustment to the exercise or conversion price, as applicable. Because Irish law requires the payment to an issuer of at least the nominal value per share in order to acquire such shares from the issuer, any options or restricted share units with a nil exercise or conversion price became exercisable or convertible, as applicable, at the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

In September 2014, Nexvet Australia completed the Irish Exchange, pursuant to which (i) Nexvet Biopharma Limited became the parent company of Nexvet Australia and its subsidiaries and (ii) holders of ordinary shares, preference shares, restricted share units and options and warrants to purchase ordinary shares of Nexvet Australia exchanged their holdings for equivalent ordinary shares, preference shares, restricted share units or options or warrants to purchase ordinary shares, as applicable, of Nexvet Biopharma Limited. Nexvet Biopharma Limited then re-registered as an Irish public limited company in September 2014. Nexvet Biopharma plc became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma plc and its subsidiaries as a continuation of the predecessor.

In November 2014, we completed a four-for-five share consolidation pursuant to which each holder of ordinary shares received four ordinary shares for every five ordinary shares held by such holder, and each holder of preference shares received four preference shares for every five preference shares held by such holder. The number of ordinary shares that may be acquired upon exercise of options or warrants or upon conversion of restricted share units was similarly reduced on a four-for-five basis, with a proportionate adjustment to the exercise or conversion price, as applicable.

Basis of Presentation

Revenue

License and collaboration revenue in fiscal year 2013 consisted of an upfront payment under a license and collaboration agreement. Upon execution of the agreement, we were entitled to the upfront payment without any further performance obligations. Other revenue consisted of an insurance refund.

Operating Expenses

The majority of our operating expenses have been research and development activities related to our lead product candidates and general and administrative costs associated with our business.

Research and Development Expense

Research and development costs are expensed as incurred and consist primarily of (i) payroll and related expense for all employees engaged in scientific research and development functions, including wages, related benefits and share-based compensation, (ii) fees for regulatory, professional and other consultants and (iii) development costs, including costs of drug discovery, safety, proof-of-concept studies and pivotal safety and efficacy studies, development of biological materials, and service providers. We are currently pursuing our NV-01, NV-02 and NV-08 lead product candidates and typically use our employee and infrastructure resources across multiple development programs. We track outsourced development costs by lead product candidates for billing and research and development incentive income purposes, but we do not allocate personnel or other internal costs related to development to specific product candidates.

We expect research and development expense to increase significantly for the foreseeable future as we continue to increase our headcount, commence and conduct pivotal safety and efficacy studies and further develop our lead product candidates. We expect research and development expense associated with NV-01 to be approximately $13.0 million over the next three years, which includes $4.0 million for the cost of our pivotal safety and efficacy studies plus an additional $9.0 million for chemistry, manufacturing and controls studies, stability studies and regulatory compliance and other miscellaneous costs. Our development of NV-02 and NV-08 is not as advanced as our development of NV-01. However, assuming development costs similar to those for NV-01, we estimate research and development expense for the development of each of NV-02 and NV-08 to be approximately $13.0 to $15.0 million.

Drug development is inherently unpredictable and the nature, specific timing and estimated costs of the efforts that will be necessary to complete the development of our lead product candidates are subject to numerous factors. For example, the nature, timing and amount of research and development expense incurred will depend largely upon the outcomes of current and future pivotal safety and efficacy studies for our lead product candidates as well as the related regulatory requirements, manufacturing costs and costs associated with the development of our lead product candidates. Factors that can influence the duration, cost and timing of our pivotal safety and efficacy studies and development of our lead product candidates include:

•	the scope, rate of progress and expense of our ongoing, as well as any additional, pivotal safety and efficacy studies and other research and development activities;

•	results of future pivotal safety and efficacy studies;

•	potential changes in government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a lead product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

General and Administrative Expense

General and administrative expense consists primarily of non-research and development-related payroll and related expense for employees, consultants and directors, including wages, related benefits and share-based compensation. General and administrative expense also includes professional and consulting fees for legal, accounting, tax services and other general business services, as well other expenses such as travel, rent and facilities costs. We expect general and administrative expense to increase significantly as we begin operating as a public company and continue to build our corporate infrastructure globally and prepare to commercialize and market our products.

Other Income (Expense)

Research and Development Incentive Income

We are eligible under the AusIndustry research and development tax incentive program to obtain a cash amount from the Australian Taxation Office. The tax incentive is available to us on the basis of specific criteria with which we must comply. Although the research and development assistance is administered through the Australian Taxation Office, we have accounted for the government assistance outside the scope of Accounting

Standards Codification, or ASC, Topic 740, Income Taxes, as an income tax benefit since we meet the applicable requirements to participate in the plan and the incentive is not linked to our income tax liability and can be realized regardless of whether we have generated taxable income. Research and development incentive income is recognized when the research and development activities have been undertaken and we have completed its assessment of whether such activities meet the relevant qualifying criteria. We intend to continue conducting research and development in Australia, and we expect to therefore remain eligible for this incentive.

Government Grant Income

We recognize government grant income at the fair value of the grant when it is received and all substantive conditions have been satisfied. We do not expect that future Australian government grant awards will be available.

Exchange (Loss) Gain

Exchange (loss) gain consists primarily of gains or losses due to foreign exchange translation, primarily reflecting changes in Australian and U.S. foreign exchange rates. Under U.S. GAAP, these losses relate to a translation of U.S. dollar-denominated bank accounts into Nexvet Australia’s Australian dollar functional currency and represent a non-cash item.

Interest Income

We earn interest on the cash balances held with financial institutions and recognize interest when earned.

Results of Operations

Results of operations for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014 were as follows:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Revenue
License and collaboration	$244	$—	$—	$—
Other	85	13	—	25

Total revenue	329	13	—	25
Operating expenses
Research and development	2,722	5,617	1,240	2,539
General and administrative	2,103	4,426	568	2,818

Total operating expenses	4,825	10,043	1,808	5,357

Loss from operations	(4,496)	(10,030)	(1,808)	(5,332)
Other income and expense
Research and development incentive income	1,135	2,337	503	741
Government grant income	108	1,317	318	297
Exchange (loss) gain	—	(375)	(30)	1,984
Interest income	12	41	1	13

Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)

Foreign Currency

Items included in our consolidated financial statements are measured using the currency of the primary economic environment in which we operate, referred to as the functional currency. Financial statements of companies operating outside the United States generally are measured using the local currency as the functional currency. Adjustments to translate those statements into United States dollars are recorded in other comprehensive income (loss), or OCI, as a net change in foreign currency translation. Non-cash currency translation adjustments in accumulated OCI were a gain of $0.1 million, $0.3 million and $0.2 million as of June 30, 2013 and 2014 and September 30, 2013, respectively, and a loss of $2.1 million as of September 30, 2014, and primarily relate to translation of U.S. dollar-denominated bank accounts from Nexvet Australia’s Australian dollar functional currency to U.S. dollars.

Foreign currency transactions are translated into the functional currency using the current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. For revenue and expenses and gains and losses, a weighted-average exchange rate for the period is used to translate those elements. The reporting currency of these consolidated financial statements is U.S. dollars. Losses from foreign currency translation for fiscal years 2013 and 2014 and the three months ended September 30, 2013 were nil, $0.4 million and $30,000, respectively, and gain from foreign currency translation for the three months ended September 30, 2014 was $2.0 million. These losses and gain relate to a translation of U.S. dollar-denominated bank accounts into our Australian dollar functional currency and are included in other income (expense).

Under U.S. GAAP, there is no offset of these two exchange-related items within the consolidated statements of operations and comprehensive loss. Accordingly, in addition to U.S. GAAP measures, management uses net loss excluding exchange (loss) gain to evaluate the business. Net loss excluding exchange (loss) gain is a non-GAAP financial measure. Management believes that the net loss excluding exchange (loss) gain is a better reflection of the underlying business performance. Net loss excluding exchange (loss) gain for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014 was as follows:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Net loss as reported	$3,241	$6,710	$1,016	$2,297
Exchange (loss) gain	—	(375)	(30)	1,984

Net loss excluding exchange (loss) gain	$3,241	$6,335	$986	$4,281

Comparison of Three Months Ended September 30, 2013 to Three Months Ended September 30, 2014

Revenue

Other revenue in the three months ended September 30, 2014 was $25,000, which was primarily attributable to a reimbursement of intellectual property costs.

Research and Development Expense

Research and development expense for the three months ended September 30, 2013 and 2014 was as follows:

	Three Months Ended September 30,
	2013	2014
	(in thousands)
Payroll and related	$102	$464
Consulting	158	96
Development costs	980	1,979

Total	$1,240	$2,539

Research and development expense increased $1.3 million, or 108%, from $1.2 million in the three months ended September 30, 2013 to $2.5 million in the three months ended September 30, 2014, which was primarily attributable to a $1.0 million increase in development costs and a $0.4 million increase in payroll and related costs. The increase in development costs was mainly due to advancing the development of our lead product candidates, including proof-of-concept studies associated with NV-02, and manufacturing costs incurred in the three months ended September 30, 2014. The increase in payroll and related costs was mainly due to building our research and development team. In the three months ended September 30, 2013 and 2014, outsourced development costs were $0.8 million and $0.8 million, respectively, for NV-01 and $27,000 and $0.9 million, respectively, for NV-02.

General and Administrative Expense

General and administrative expense for the three months ended September 30, 2013 and 2014 was as follows:

	Three Months Ended September 30,
	2013	2014
	(in thousands)
Payroll and related	$75	$759
Consulting and legal fees	237	1,536
Other costs	256	523

Total	$568	$2,818

Our general and administrative expense increased $2.2 million, or 367%, from $0.6 million in the three months ended September 30, 2013 to $2.8 million in the three months ended September 30, 2014, which was attributable to a $0.7 million increase in payroll and related costs, a $1.3 million increase in accounting, consulting and legal fees associated with this offering and a $0.2 million increase in other costs. The increase in payroll and related costs was mainly due to building our general and administrative team. The increase in other costs was mainly due to increases in travel and property lease costs.

Research and Development Incentive Income

Research and development incentive income increased by $0.2 million, from $0.5 million in the three months ended September 30, 2013 to $0.7 million in the three months ended September 30, 2014, primarily due to our increase in qualifying expenditures in the three months ended September 30, 2014.

Government Grant Income

In each of the three months ended September 30, 2013 and 2014, we recognized $0.3 million in income from an Australian government grant.

Comparison of Fiscal Year 2013 to Fiscal Year 2014

Revenue

Revenue in fiscal year 2013 was $0.3 million, which was primarily attributable to an upfront payment pursuant to a license and collaboration agreement of $0.2 million and $0.1 million in other revenue from an insurance refund.

Research and Development Expense

Research and development expense for fiscal years 2013 and 2014 was as follows:

	Year Ended June 30,
	2013	2014
	(in thousands)
Payroll and related	$642	$1,162
Consulting	262	249
Development costs	1,818	4,206

Total	$2,722	$5,617

Research and development expense increased $2.9 million, or 107%, from $2.7 million in fiscal year 2013 to $5.6 million in fiscal year 2014, which was primarily attributable to a $2.4 million increase in development costs and a $0.5 million increase in payroll and related costs. The increase in development costs was mainly due to advancing the development of our lead product candidates with proof-of-concept studies conducted and manufacturing costs incurred in fiscal year 2014. The increase in payroll and related costs was mainly due to building our research and development team.

In each of fiscal years 2013 and 2014, outsourced development costs were $1.4 million and $1.7 million, respectively, for NV-01, $0.1 million and $1.2 million, respectively, for NV-02 and $0.1 million and $0.5 million, respectively, for NV-08.

General and Administrative Expense

General and administrative expense for fiscal years 2013 and 2014 was as follows:

	Year Ended June 30,
	2013	2014
	(in thousands)
Payroll and related	$687	$1,498
Consulting and legal fees	911	1,753
Other costs	505	1,175

Total	$2,103	$4,426

Our general and administrative expense increased $2.3 million, or 110%, from $2.1 million in fiscal year 2013 to $4.4 million in fiscal year 2014, which was attributable to an $0.8 million increase in payroll and related costs, an $0.8 million increase in consulting and legal fees and a $0.7 million increase in other costs. The increase in payroll and related costs was mainly due to building our general and administrative team. The increase in other costs was mainly due to increases in travel and marketing-related costs.

Research and Development Incentive Income

We applied for $1.1 million and $2.3 million for fiscal years 2013 and 2014, respectively, under the AusIndustry research and development tax incentive program. We received our fiscal year 2013 claim of $1.1 million in October 2013 and our fiscal year 2014 claim of $2.3 million in August 2014. Incentive income increased by $1.2 million, from $1.1 million in fiscal year 2013 to $2.3 million in fiscal year 2014, due to our increase in qualified expenditures in 2014.

Government Grant Income

In fiscal year 2013, we were awarded an Australian government grant of $1.5 million, of which $0.1 million was recognized in fiscal year 2013 and $1.3 million was recognized in fiscal year 2014, and we expect to recognize $0.1 million in fiscal year 2015.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations since our inception. As of September 30, 2014, we had an accumulated deficit of $14.1 million. Since inception, we have raised aggregate gross proceeds of $41.4 million from the sale of preference shares, ordinary shares, convertible notes and warrants. We believe our cash balance of $26.4 million as of September 30, 2014, together with the net proceeds from this offering, will be sufficient to fund our anticipated level of operations for at least the next 24 months. For the foreseeable future, we expect to continue to incur losses, which will increase significantly from historical levels as we expand our product development activities, seek regulatory approvals for our lead product candidates and begin commercialization activities in anticipation of regulatory approval.

However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plan.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our current or future product candidates, including conducting proof-of-concept and pivotal safety and efficacy studies;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

•	the number and characteristics of the product candidates we pursue;

•	whether we acquire or license any other companies, assets, intellectual property or technologies in the future;

•	the cost of commercialization activities, if any of our current or future product candidates are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing our current and future product candidates and any approved products we successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, if any arise, including litigation costs and the outcome of such litigation.

Cash Flows

The following table shows a summary of our cash flows for the periods set forth below:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Net cash used in operating activities	$(2,962)	$(5,944)	$(997)	$(1,349)
Net cash used in investing activities	(54)	(514)	(32)	(185)
Net cash provided by financing activities	3,392	35,701	1,586	13
Effect of exchange rate changes on cash	88	315	53	(2,132)

Net Cash Used in Operating Activities

For the three months ended September 30, 2014, net cash used in operating activities was $1.3 million. Net cash used in operating activities was primarily attributable to our net loss of $2.3 million and non-cash share-based compensation expense of $0.2 million, offset primarily by changes in our operating assets and liabilities of $0.7 million.

For the three months ended September 30, 2013, net cash used in operating activities was $1.0 million. Net cash used in operating activities was primarily attributable to our net loss of $1.0 million. Changes in our operating assets and liabilities resulted in a net offset.

For fiscal year 2014, net cash used in operating activities was $5.9 million. Net cash used in operating activities was primarily attributable to our net loss of $6.7 million, partially offset by changes in our operating assets and liabilities of $0.4 million, non-cash share-based compensation expense of $0.3 million and $0.1 million relating to non-cash depreciation and amortization.

For fiscal year 2013, net cash used in operating activities was $3.0 million. Net cash used in operating activities was primarily attributable to our net loss of $3.2 million and changes in our operating assets and liabilities of $0.4 million, partially offset by non-cash share-based compensation expense of $0.7 million.

Net Cash Used in Investing Activities

For the three months ended September 30, 2014, net cash used in investing activities was $0.2 million, which was solely attributable to purchases of property, plant and equipment.

For the three months ended September 30, 2013, net cash used in investing activities was $32,000, which was primarily attributable to purchases of property, plant and equipment.

For fiscal year 2014, net cash used in investing activities was $0.5 million, which was primarily attributable to purchases of property, plant and equipment.

For fiscal year 2013, net cash used in investing activities was $0.1 million, which was solely attributable to purchases of property, plant and equipment.

Net Cash Provided by Financing Activities

For the three months ended September 30, 2014, net cash provided by financing activities was $13,000, which is solely attributable to proceeds received from the issuance of ordinary shares.

For the three months ended September 30, 2013, net cash provided by financing activities was $1.6 million. Net cash provided by financing activities was primarily attributable to gross proceeds of $1.7 million from the sale of our preference shares, offset by issuance costs of $0.1 million.

For fiscal year 2014, net cash provided by financing activities was $35.7 million. Net cash provided by financing activities was primarily attributable to gross proceeds of $36.4 million from the sale of our preference shares, offset by issuance costs of $1.3 million, of which $0.6 million was non-cash issuance costs in the form of warrants to advisors.

For fiscal year 2013, net cash provided by financing activities was $3.4 million. Net cash provided by financing activities was attributable to gross proceeds of $3.6 million from sale of our preference shares, offset by repayment of $0.2 million of notes to a related party.

Contractual Obligations and Commitments

The following table summarizes our principal contractual obligations and commitments, which are related to property leases and supplier purchase obligations, at June 30, 2014.

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in thousands)
Operating leases(1)	$475	$97	$205	$173	$—
Purchase obligations(2)	1,670	1,670	—	—	—

Total	$2,145	$1,767	$205	$173	$—

(1)	Represents future minimum lease payments under our non-cancelable operating lease, including our Melbourne facilities.
(2)	Represents future payments pursuant to contracts with suppliers of goods and services to support our product development. We enter into agreements in the normal course of business with CROs for pivotal safety and efficacy studies and with vendors for pre-clinical research studies and other services and products for operating purposes which are cancelable at any time by us, generally upon 30 days prior written notice. These payments are not included in this table of contractual obligations.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in the use of any off-balance sheet arrangements, such as structured finance entities, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue, costs and expenses and related disclosures during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the estimates and assumptions involved in the following accounting policies may have the greatest potential impact on our consolidated financial statements.

Research and Development Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate accrued research and development expenses. Examples of estimated accrued expenses include fees paid to vendors and clinical sites in connection with our pivotal safety and efficacy studies, to CROs in connection with our proof-of-concept or pivotal safety and efficacy studies and to contract manufacturers in connection with the production of our lead product candidates and formulated biologics.

We review new and open contracts and communicate with applicable internal and vendor personnel to identify services that have been performed on our behalf and estimate the level of service performed and the associated costs incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost for accrued expenses. The majority of our service providers invoice us monthly in arrears for services performed or as milestones are achieved in relation to our contract manufacturers. We make estimates of our accrued expenses as of each balance sheet date.

We base our accrued expenses related to proof-of-concept and pivotal safety and efficacy studies on our estimates of the services received and efforts expended pursuant to contracts with vendors, our internal resources, and payments to clinical sites based on animal enrollments. The financial terms of the vendor agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of animals and the completion of development milestones. We estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the related expense accrual accordingly on a prospective basis. If we do not identify costs that have been incurred or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not made any material adjustments to our estimates of accrued research and development expenses or the level of services performed in any reporting period presented.

Share-Based Compensation

We measure share-based compensation expense based on the fair value of share-based awards on the date of grant and recognize the corresponding compensation expense of the awards, net of estimated forfeitures, over the requisite service periods, which correspond to the vesting periods of the awards. To date, we have issued share options and restricted share units with service-based vesting conditions, and we record compensation expense for these awards using the straight-line method.

Determining the fair value of share-based awards at the grant date requires judgment, and our estimates of the fair value of our ordinary shares are highly complex and subjective. Upon the completion of this offering, the fair value of our ordinary shares will be based on the closing price of our ordinary shares on the Nasdaq Global Market.

We use the binomial option-pricing model to determine the fair value of share options. This determination is affected by our estimated fair value per ordinary share as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the share option, our volatility over that expected term, expected dividend yield and risk-free interest rates. Restricted share units are valued at the fair value of the underlying ordinary shares as of the date of grant. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for further details.

In addition to these assumptions, we estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

If any assumptions used in the binomial option-pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. For fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, share-based compensation expense was $0.7 million, $0.3 million, nil and $0.2 million, respectively. We had an aggregate of $1.0 million of unrecognized share-based compensation expense as of September 30, 2014, which we expect to recognize over an estimated period of 2.3 years for awards outstanding.

As permitted by Australian law, the board of directors of Nexvet Australia historically granted share options and restricted share units with an exercise or conversion price of nil. Because Irish law requires the payment to an issuer of at least the nominal value of shares in order to acquire such shares from the issuer, any options or restricted share units with a nil exercise or conversion price became exercisable or convertible, as applicable, at the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014. Contemporaneously with these awards and based upon information available at the time of grant, the board of directors, with the assistance of management, also determined the fair value of the shares underlying these awards for financial reporting purposes. The intention has been that all awards granted have been ascribed a value per ordinary share for financial reporting purposes equal to the fair value per ordinary share underlying those awards on the date of grant. Given the absence of a public trading market for our ordinary shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date. These factors included:

•	contemporaneous third-party valuations;

•	current business conditions and projections;

•	risks inherent to the development of our research and development programs, including the status of pivotal safety and efficacy studies for our lead product candidates;

•	our financial condition, including cash on hand;

•	our need for future financing to fund our research and development efforts and the commercialization of our lead product candidates, including the likelihood of achieving further funding or an initial public offering;

•	the composition of, and changes to, our management team and board of directors;

•	the rights and preferences of our preference shares relative to our ordinary shares;

•	the lack of marketability of our ordinary shares; and

•	external market and economic conditions and other trends and conditions affecting the pharmaceutical, veterinary care and biotechnology industries.

Based on the assumed initial public offering price of $14.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of share-based awards outstanding as of September 30, 2014 was $5.0 million, of which $1.8 million related to vested share-based awards and $3.2 million related to unvested share-based awards.

Warrant Liability

We record certain assets and liabilities at fair value in accordance with the provisions of ASC Topic 820, Fair Value Measurements. As defined in the guidance, fair value, defined as an exit price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

Our liabilities primarily consist of warrants that were issued to investors and financial advisors in connection with private placements of our securities in May 2014. The warrants permit the holders to purchase ordinary shares at exercise prices of $8.625 and $7.50 per share on or before May 2019. Because the warrants may be net exercised and are exercisable in U.S. dollars, and the functional currency of Nexvet Australia, the original issuer of the warrants, is Australian dollars, they were classified as a liability as of June 30, 2014 and were reclassified as shareholders’ equity in September 2014 following the Irish Reorganization (in which the original warrants were exchanged for warrants issued by Nexvet Biopharma plc) and the change in our functional currency to U.S. dollars.

Warrants recorded as liabilities ($5.4 million as of June 30, 2014) are valued at fair value using the binomial option-pricing model. The expected term used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. At each balance sheet date, the outstanding warrants are revalued to their current fair value, with the difference in fair value recorded in the consolidated statements of operations and comprehensive loss.

We reclassified the warrants as shareholders’ equity in September 2014 following the Irish Reorganization and the change in our functional currency to U.S. dollars.

Jumpstart Our Business Startups Act

The JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Income Taxes

We have historically filed income tax returns in Australia, and in the future also expect to file tax returns in Ireland and the United States.

As of September 30, 2014, we had total deferred tax assets of $7.1 million. Our management has evaluated the factors bearing upon the realizability of our deferred tax assets, which are comprised principally of tax loss carry forwards for Australian income tax purposes of $6.6 million. Our management concluded that a full valuation allowance was necessary to offset our net deferred tax assets due to our lack of taxable income prospects for the foreseeable future.

Change in Principal Auditor

In April 2014, our board of directors approved an audit committee recommendation to commence the required process in Australia to change our principal auditor. We informed Ernst & Young, or EY, that we wished to change our principal auditor to PricewaterhouseCoopers, or PwC, and EY submitted an application to the Australian Securities and Investment Commission, or ASIC, for consent to resign. In July 2014, ASIC advised EY in writing that it had approved EY’s application to resign, and EY formally resigned as our principal auditor. Following our receipt of PwC’s consent to act, in July 2014 our board of directors approved the engagement of PwC as the principal auditor of our financial statements to be prepared in accordance with U.S. GAAP. EY had previously audited our financial statements in accordance with Australian GAAS for fiscal years 2012 and 2013, which were prepared in accordance with Australian IFRS. EY did not previously conduct any audits for any period in accordance with auditing standards generally accepted in the United States or the standards of the Public Company Accounting Oversight Board of our financial statements in conformity with U.S. GAAP or international financial reporting standards as issued by the International Accounting Standards Board.

EY’s reports on our financial statements audited in accordance with Australian GAAS and prepared in accordance with Australian IFRS for fiscal years 2012 and 2013 and any subsequent interim period did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were: (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports; and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC in connection with the audits in accordance with Australian GAAS of our financial statements prepared in accordance with Australian IFRS for fiscal years 2012 and 2013 and the subsequent interim period through the replacement of EY with PwC, except that EY advised us, through October 2013, the date of EY’s report, there was a lack of (i) proper segregation of duties and (ii) competent and qualified financial reporting personnel for the development of policies and procedures relating to the financial reporting function and the preparation of reliable financial statements prepared in accordance with Australian IFRS.

Neither we nor anyone acting on our behalf consulted with PwC at any time prior to their retention by us with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers. This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

•	Contracts with customers—including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations).

•	Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations.

•	Certain assets—assets recognized from the costs to obtain or fulfill a contract.

This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. We are currently evaluating the impact that this guidance will have on our consolidated results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation. This guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply the existing guidance in ASC Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This guidance will be effective for annual reporting periods beginning after December 15, 2015. We are currently evaluating the impact that this guidance will have on our consolidated results of operations, financial position and cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This guidance defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under the guidance, management is required to evaluate, for each annual and interim reporting period, whether it is probable that the entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued or are available to be issued. When management identifies substantial doubt about the entity’s ability to continue as a going concern, additional disclosures are required. This guidance will be effective for annual reporting periods beginning after December 15, 2016. We do not expect the adoption of this guidance to have a material impact on our consolidated results of operations, financial position and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate and Currency Fluctuation Risk

Our cash as of September 30, 2014 was deposited with several large commercial banks located in the United States and Australia. Our primary exposure to market risk for our cash is interest income sensitivity, which is affected by changes in the general level of U.S. and, to a lesser extent, Australian interest rates. However, because our cash is held in bank accounts, a sudden change in the interest rates associated with our cash balances would not be expected to have a material impact on our financial condition or results of operations.

We do not have any major foreign currency or derivative financial instruments. Cash is predominantly held in U.S. dollars. We have operations in different economic environments that use the local currency as the functional currency. This exposes us to currency exchange fluctuations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on transforming the therapeutic market for companion animals by developing and commercializing novel, species-specific biologics based on human biologics. As a class, biologics, which include mAbs and fusion proteins, have transformed human medicine in recent decades and represent some of the top-selling therapies on the market today. Our proprietary PETization platform is an algorithmic approach that enables us to rapidly create mAbs that are designed to be recognized as “self” or “native” by an animal’s immune system, a property we refer to as “100% species-specificity.” PETization is also designed to build upon the safety and efficacy data from clinically-tested human therapies to create new therapies for companion animals, thereby reducing clinical risk and development cost. Our first product candidate, NV-01, is a mAb that is a nerve growth factor, or NGF, inhibitor for the control of pain associated with osteoarthritis in dogs. Our second product candidate, NV-02, is a mAb that is an NGF inhibitor for the control of pain associated with degenerative joint disease in cats. We expect data from our pivotal safety and efficacy studies for NV-01 by the end of 2015 and for NV-02 in 2016. Our third product candidate, NV-08, is a fusion protein that is a tumor necrosis factor, or TNF, inhibitor for the treatment of chronic inflammatory diseases, including atopic dermatitis, in dogs. If our proof-of-concept safety and efficacy studies for NV-08 are successful, we will progress this product into formal development. Using PETization, we are seeking to advance one new product candidate into development per year, commencing in the second half of 2015.

Veterinary care is one of the fastest growing industries in the overall U.S. companion animal market and is estimated to reach $15.3 billion in 2014. We are targeting the companion animal therapeutics segment of the veterinary care industry. We estimate that in 2013 consumers spent $2.3 billion on companion animal therapeutics. This segment is currently dominated by small molecule drugs. The size and growth of this market reflects many factors, including higher rates of companion animal ownership, increased availability and improved quality of veterinary care and the increasingly important role of companion animals in our lives, who are often considered members of our families. We believe these factors, together with the introduction of our product candidates with their favorable safety and compliance profiles, will increase overall demand for companion animal therapeutics.

Two of our lead product candidates, NV-01 and NV-02, are mAbs that are designed to neutralize disease-causing targets in the body. mAbs belong to a class of medicines called biologics, which have transformed human medicine in recent decades. They have had a significant impact in the treatment of a number of human conditions, including various cancers, inflammatory diseases and cardiovascular and neurological diseases. As a class, mAbs have an improved safety and efficacy profile in humans over small molecule drugs. Although a few have received conditional licensure in the United States, there are currently no mAbs for the management of pain or inflammation in companion animals approved for marketing in the United States or the EU.

Our development pipeline includes the following lead product candidates:

•	NV-01 is a mAb that is an NGF inhibitor targeting chronic pain associated with osteoarthritis in dogs. We commenced our pivotal studies in October 2014 and expect to receive data by the second half of 2015.

•	NV-02 is a mAb that is an NGF inhibitor targeting chronic pain associated with degenerative joint disease in cats. We have commenced proof-of-concept studies, which we expect to be completed by mid-2015.

•	NV-08 is a fusion protein that is a TNF inhibitor targeting inflammation, including atopic dermatitis, in dogs. We intend to complete proof-of-concept safety and efficacy studies by the end of 2015 prior to the commencement of a full development program.

Our patent portfolio includes nine patent families related to our lead product candidates and indications, our platform technology, as well as other aspects of antibody function. Specifically, as of September 30, 2014, we had nine pending patent applications in the United States directed to our lead product candidates and indications, as well as approximately 90 other related pending patent applications in various foreign jurisdictions. If issued, patents in these families are expected to expire between 2032 and 2035.

Our Strategy

We strive to be at the forefront of companion animal therapeutic innovation by developing and commercializing a portfolio of biologics for companion animals. To achieve this goal, we intend to:

•	Leverage our proprietary PETization platform and experience to develop multiple companion animal therapeutics. Our proprietary PETization platform enables the rapid translation of mAbs between species, positioning us to identify and develop multiple companion animal therapeutics. In addition, we have assembled a team of professionals that is highly experienced in the development and commercialization of companion animal and human therapeutics for global markets. We believe our platform and experience will enable us to develop and commercialize effective biologics for companion animals.

•	Focus on common conditions impacting the quality of life of companion animals to make a positive impact on their health. Improving available therapies and addressing the unmet medical needs of dogs and cats will allow us to make an immediate positive impact on their health. For both dogs and cats, we intend to conduct our pivotal safety and efficacy studies in order to obtain regulatory approval for safer, more effective products than those that are currently available, in areas such as pain, inflammation and cancer. In addition, due to the toxicity of currently available treatments in cats particularly for pain management, we believe biologics can provide safe and effective treatment alternatives for a variety of chronic diseases and symptoms for which there are presently limited options.

•	Commercialize our lead product candidates with a direct sales force and distributors in the United States and through strategic alliances in international markets. If our lead product candidates are approved for commercialization, we intend to recruit senior executives with animal health sales and marketing expertise and an energetic sales force we intend to train to understand the science and benefits of biologics. By adding complementary distributor relationships in the United States and strategic alliances in the EU and elsewhere, we believe we can optimize our penetration of the veterinary markets.

•	Educate veterinarians about the benefits of biologics compared to conventional treatments. We intend to educate veterinarians about the benefits of biologics compared to currently available treatments and the advantages of our PETization platform over other approaches. We also intend to become the thought leaders in the field of companion animal therapeutics by publishing clinical and scientific data and analysis, working with key opinion leaders, presenting at leading veterinary conferences and engaging in outreach at major veterinary colleges.

•	Collaborate with leaders in human and veterinary biologics to bring to market the next generation of companion animal therapeutics. We believe that universities, as well as pharmaceutical and animal health companies, present an opportunity to leverage our PETization platform. Through collaborations, we intend to design, develop, manufacture and bring to market the next generation of mAbs and complementary technologies.

In order to execute our strategy we have assembled a management team and board of directors who have held senior positions in leading biopharmaceutical and animal health companies and who have extensive experience in the discovery, development and commercialization of therapeutics.

Market for Companion Animal Therapeutics

The American Pet Products Association, or the APPA, reported that U.S. consumer spending on companion animals increased 72% from 2003 to 2013, to $55.7 billion, representing a compound annual growth rate of 6%. U.S. companion animal ownership increased at a lower rate than consumer spending on companion animals, with dog ownership increasing 23% and cat ownership increasing 28% between 2002 and 2012. The following chart shows the growth in sales in the U.S. companion animal market from 2003 to 2013, with a predicted market figure exceeding $58.5 billion in 2014.

Figure legend: Total U.S. Companion Animal Market 2003—2013 (with 2014 estimate)

The U.S. companion animal market includes veterinary care, food, supplies and over-the-counter medications, live animal purchases and services such as grooming and boarding. Veterinary care, which includes sales of companion animal therapeutics, parasiticides and vaccines and other medical expenses for veterinarian visits, is one of the fastest growing industries in the overall U.S. companion animal market and is estimated to reach $15.3 billion in 2014. We are targeting the companion animal therapeutics segment of the veterinary care industry. We estimate that in 2013 consumers spent $2.3 billion on companion animal therapeutics. This segment is currently dominated by small molecule drugs. Although a few have received conditional licensure in the United States, there are currently no mAbs for the management of pain or inflammation in companion animals approved for marketing in the United States or the EU. Biologics, including mAbs, have grown to be the largest class of therapeutics within the top ten best-selling drugs for humans. We believe that mAbs will drive a similar trend in the companion animal therapeutics market.

Dogs and cats are among the most popular companion animals in the United States and the EU, which regions account for more than 75% of the global companion animal market. According to the APPA and the European Pet Food Industry Federation, there are approximately 95.6 million cats and 83.3 million dogs in the United States and approximately 66.5 million cats and 60.8 million dogs in the EU. In the United States, approximately 47% of households own at least one dog.

Historically, most companion animal therapeutics have been in areas overlapping with livestock health, notably vaccines, parasiticides and anti-infectives. Similar to human therapeutics, and given the safety and efficacy profile of biologics, we see opportunities for biologic therapies for companion animals in the areas of pain, inflammation, oncology, dermatology, allergy and gastrointestinal disease. We expect the market for companion animal biologic therapies to increase primarily due to:

•	Higher standards and better care. Because owners are increasingly regarding their companion animals as important members of their families, owners are demanding better care and treatment options for their companion animals. In a 2011 survey by Kelton Research, 81% of respondents considered their dogs to be true family members. According to the APPA, approximately 78% of U.S. dog owners treated their dogs with medications in 2010, as compared to 50% in 1998. In a 2010 poll by Associated Press, 35% of companion animal owners indicated they were willing to spend $2,000 to treat their companion animal for a serious medical condition.

•	Aging companion animal population. Companion animals are living longer, leading to increased incidence of diseases commonly associated with aging, such as arthritis, diabetes, tumors and kidney disease. According to a 2013 report by Banfield Pet Hospital, the average lifespan of dogs increased from 10.5 years in 2002 to 11 years in 2012, and the average lifespan of cats increased from 11 years in 2002 to 12 years in 2012.

We believe these favorable demographics create a significant opportunity for companion animal biologic therapies.

The veterinarian market in the United States is primarily a private-pay environment, with less than 3% of companion animal owners covered by third-party insurance. Unlike the regulation in the human healthcare market, there are no government price constraints for companion animal products in the United States. This dynamic makes the recommendation of veterinarians a major factor in decisions made by companion animal owners. In addition, we believe better health outcomes for companion animals are more likely when veterinarians provide in-office care at regular intervals.

Companion Animal Market Dynamics

The development and commercialization of companion animal therapeutics, including mAbs, share many common features with human therapeutics, including the need to:

•	demonstrate safety and efficacy in clinical trials;

•	manufacture the therapeutics for commercial supply in facilities compliant with good manufacturing practice requirements;

•	obtain marketing authorization from applicable regulatory authorities;

•	market the therapeutics only for the indications permitted on the product label; and

•	be safe for human handling and the environment.

Despite these similarities, the following factors create substantial advantages when developing therapeutics for animals versus humans:

•	Reduced development risk. Many of the products approved in animals have originated from products approved or in development for use in humans. Harnessing existing manufacturing, safety and clinical efficacy data can significantly lower development risk.

•	Faster and less expensive. Development of companion animal therapeutics is typically faster and less expensive than human drug development. It requires fewer clinical trials, requires fewer subjects and pre-clinical work and can be conducted directly in the target species. According to Pharmaceutical Commerce, companion animal therapeutics can obtain U.S. regulatory approval in under six years. We expect the costs to complete the development and manufacturing scale-up of each of our three lead product candidates to be approximately $13.0 to $15.0 million per candidate. In contrast, receipt of regulatory approval for human therapeutics may take 12 to 13 years and development can cost hundreds of millions of dollars per drug.

In the United States, the two main regulatory pathways for obtaining approval for companion animal therapeutics are the USDA, which regulates veterinary vaccines and certain biologics, and the FDA, which regulates veterinary pharmaceuticals and certain biotherapeutics. While our current lead product candidates are subject to regulation by the FDA, future product candidates may be subject to regulation by the USDA. Whether a product candidate is subject to regulation by the USDA or the FDA depends on the product’s immunological mechanism of action. The USDA can provide conditional licensure that allows a company to start selling a product after successful safety studies if the product has a reasonable expectation to demonstrate efficacy and the applicant must undertake to continue pivotal safety and efficacy studies to be granted full approval. Both the FDA and USDA regulatory pathways compare favorably to the regulatory pathway for human drug development with respect to time and cost to market. Illustrative examples of these regulatory pathways are compared in the following chart:

Note:	All timelines vary on a product-to-product basis.
(1)	Conditional licensure granted under defined circumstances.
(2)	Includes humanization, cloned cell production, good manufacturing process supply, animal toxicology and pharmacokinetics.

Limitations of Current Standard of Care and the Promise of Biologics

Overview

Despite the growing market for veterinary care and favorable market dynamics, there are few treatment options approved for use in companion animals relative to the diversity of available human therapeutics. Current approved therapeutics for the management of many conditions, including pain, inflammation and cancer are predominantly small molecule drugs. In recent years, particularly in inflammation and cancer, human drug development has increasingly focused on biologics, such as mAbs, which generally offer safety and efficacy profiles that make them attractive alternatives to small molecule drugs for many indications.

Small Molecules

Historically, conventional animal drug development revolved around small (low molecular weight), chemically-synthesized molecules, commonly referred to as small molecules. They are typically formulated as oral dose forms that owners must administer to their companion animals, often daily or more frequently. There are concerns regarding the use of small molecule therapeutics in some areas of companion animal medicine. For example, many non-steroidal anti-inflammatory drugs, or NSAIDs, commonly prescribed for pain and inflammatory diseases, have black box warnings in their labeling of potentially serious side effects that limit their chronic use in dogs and largely preclude their chronic use in cats. Despite these side effects and due to the lack of treatment options, NSAIDs currently represent the most commonly prescribed therapy for pain management in dogs.

We believe that small molecule products as a class present significant limitations in the following areas:

•	Toxicity. Many small molecule therapies carry the risk of increased toxicity due to off-target effects. Furthermore, small molecule therapies can result in toxicity and bleeding and, in extreme cases, death for certain breeds of dogs. For example, NSAID therapy can result in gastrointestinal toxicity in humans and animals, but in dogs it can also result in renal and hepatic toxicity. Treatment in cats is further complicated given their livers are unable to process NSAIDs effectively, further complicated by renal toxicity. For this reason, substantially all NSAIDs used in cats in the United States are approved for use for no more than three consecutive days.

•	Administration challenges. Because many small molecule therapies typically suffer from a short half-life (time in the blood), they typically require daily or more frequent injections or oral dosing. In addition, because most small molecule products are administered orally, it is difficult to ensure the product is ingested and absorbed. As a result, daily or more frequent injections or oral dosing of small molecule products provides challenges to owners that increase the risk of poor compliance with the treatment regimen.

Biologics

Biologics are therapeutic proteins derived from biological sources and are distinct from chemically synthesized small molecule pharmaceuticals. Biologics generally include mAbs, which are targeted antibodies derived from identical, or clonal, cells, and fusion proteins, which are proteins created by joining two or more genes coded for separate proteins. Biologics also include biosynthetic proteins, such as human insulin and human growth hormone. In human medicine, the introduction of biologics, specifically mAbs, overcame many issues associated with small molecule-based therapeutics, and biologics have now grown to be the largest class of therapeutics within the top ten best-selling drugs in humans. Six of the top ten best-selling human drugs in 2013 were biologics, including Humira, Enbrel and Remicade for inflammatory diseases, Rituxan for oncology and inflammatory disease and Avastin and Herceptin for oncology, which collectively amounted to worldwide sales in 2013 of $49.8 billion (or 64% of the top ten drugs’ revenue). We believe that mAbs will drive a similar trend in the companion animal therapeutics segment.

Although a few have received conditional licensure in the United States, there are currently no mAbs for the management of pain or inflammation in companion animals approved for marketing in the United States or the EU. We believe this creates a significant opportunity for us to develop first-in-class therapeutics for the unmet medical needs of companion animals utilizing our proprietary PETization platform. We believe a number of factors have prevented mAbs from reaching the animal health market, which PETization is designed to address:

•	Research and development priorities. We believe that constrained research and development budgets at major pharmaceutical companies and their animal health divisions, along with limited research and development budgets among our competitors, have contributed to their focusing on small molecule therapies, reformulations and line extensions while overlooking mAbs as a development priority. In contrast, we are completely focused on biologics for companion animals.

•	Development and manufacturing costs. There is a perceived high cost associated with the development and manufacture of mAbs and therapeutic proteins at commercial scale. Given that veterinary care represents a smaller market than certain human healthcare opportunities, the profitability profile and cost-benefit ratios historically have not been attractive to many major pharmaceutical companies. Our PETization platform is designed to develop mAb therapeutics cost-effectively, and we believe our manufacturing processes will result in low costs and attractive gross margins.

•	Immunogenicity. Improperly designed biologics can induce a significant negative immune response, or immunogenicity. This is the body’s reaction to the identification of material as foreign and not “self” or “native,” resulting in the biologic being inactivated and cleared from the body, thereby diminishing or removing its therapeutic effect. Although mAb therapies are used to treat many diseases in humans, these drugs cannot be used routinely to treat animal diseases since they will be recognized as foreign. PETization is designed to produce 100% species-specific mAbs that minimize the risk of immunogenicity.

The Advantages of our PETization Platform

Our proprietary PETization platform addresses certain significant shortcomings of existing treatment options by rapidly translating mAbs between species for use in the treatment of animal diseases. PETization is designed to determine the minimal number of changes required in the mAb framework region to generate a mAb that preserves the attraction between a biologic and its target, a property known as affinity, while minimizing the likelihood of immunogenicity because the entire sequence making up the crucial framework regions of the mAb is more likely to be recognized as “self” or “native” by the animal’s immune system, a property we refer to as “100% species-specificity.” PETization is designed to avoid the need for the conventional method of affinity maturation, which based on our experience can require six to 18 months to complete, depending on the project, and which can increase the foreign sequence content, thereby increasing the risk of immunogenicity. We believe we are the only clinical-stage biopharmaceutical company completely focused on bringing a 100% species-specific biologics portfolio to the companion animal therapeutics market.

We believe our PETization platform offers the following important advantages over other approaches to the design, discovery and development of mAbs in the veterinary care industry:

•	Rapid creation of new products. We have demonstrated, by multiple examples in proof-of-concept studies, that PETization can substantially reduce the time involved in the discovery process with a high probability of successfully retaining the affinity of the donor mAb when compared to conventional discovery techniques. We believe this will allow us to accelerate new product candidates into the development phase.

•	Cost efficiencies in production. By retaining the affinity of the donor mAbs using PETization, our processes require less active pharmaceutical ingredient to achieve a therapeutic dose, helping maximize production efficiency and lower the cost of goods.

•	Efficient development pathway. Typically, candidate mAbs for PETization are potent and in a class of mAbs with similar properties and about which a large amount of manufacturing, safety and clinical efficacy data are available. We believe harnessing this existing data will reduce the cost and time-to-market for our lead product candidates as well as reduce regulatory and clinical risk during development.

•	Scalability across species. PETization enables us to rapidly identify new product candidates for many indications across multiple species.

•	Proprietary cDNA approach to mAb identification. Our proprietary cDNA library of mAb sequences allows us to use the natural variations found in mAbs to generate novel, species-specific mAbs. We believe this approach will provide future product candidates with lower development risk and a valuable time and cost advantage over competitors.

We believe that our PETization platform will create differentiated, high-value companion animal therapies with better health outcomes through the following characteristics:

•	Efficacy. PETization is designed to rapidly translate mAbs between species while retaining the affinity of the donor mAb. This in turn leads to retained potency in treating the targeted indication.

•	Safety. In customizing mAb therapies for target species, PETization matches the structure of the target species more successfully than conventional approaches, thereby reducing the risk of immunogenicity. We believe this benefit increases the safety of our mAbs.

•	Ease of compliance. PETized mAbs are designed to be injected every four to six weeks to maintain therapeutic levels. This compares favorably to the daily or more frequent injections or oral dosing required with many small molecule therapies. As a result, we expect that compliance with the treatment regimen will significantly increase.

We believe that these product characteristics align favorably with veterinarian preferences and will contribute to the widespread market adoption of PETized mAbs. As injectable products are typically administered at veterinary clinics, our lead product candidates would offer veterinarians the opportunity to monitor compliance by seeing animals on a more regular basis. According to a proprietary report we commissioned from GfK in June 2014, all of the 34 veterinarians surveyed, who included oncologists and specialists in inflammatory, metabolic and cardiovascular diseases and pain management, were interested in mAbs being developed for companion animals.

How our PETization Platform Works

Our PETization platform is a proprietary algorithmic approach that has demonstrated a reduction in the time and cost typically associated with the development of mAbs using conventional interspecies conversion methods, such as complementarity-determining region, or CDR, grafting and subsequent affinity maturation. By comparison with CDR grafting and subsequent affinity maturation, we believe PETization, which entails a single computational design step, can significantly reduce the time required for laboratory work.

An antibody is generally made up of two short, or “light,” chains and two longer, or “heavy,” chains of amino acids arranged in a specific sequence. At one end of the chains are the CDRs, which allow the antibody to bind to its target. Between the CDRs are framework regions, which are typically species-specific, that determine the immune response caused by the antibody. If these sequences of amino acids in the framework regions do not match ones that occur naturally in the target animal, the antibody could induce a significant negative immune response. These non-matching sequences must therefore be identified and adjusted to create an antibody that retains the therapeutic benefits while matching the target animal’s naturally-occurring sequences. Minimizing the changes to these sequences results in the converted antibody being more likely to be recognized as “self” or “native” by the target’s immune system. By applying our algorithms to analyze large data sets from our proprietary cDNA library, PETization is designed to determine the minimal number of changes required in the mAb framework region to generate a 100% species-specific mAb that preserves the affinity between a biologic and its target. The following figures illustrate the differences between conventional interspecies conversion methods and PETization in developing mAbs.

By limiting comparison to single sequences, CDR grafting results in more required changes than by comparing pooled cDNA sequences from the same species through PETization. More changes increase the likelihood that the resulting converted antibody will lose affinity for its target. Restoration of affinity lost by CDR grafting can increase the foreign sequence content, thereby increasing the risk of immunogenicity. Minimized changes are thus advantageous and desirable, and PETization minimizes the changes required during interspecies conversion, thereby reducing the risk of immunogenicity.

Our proprietary PETization algorithm compares the sequences of the heavy and light chains of a donor mAb to a database of known heavy and light chains from the target veterinary species. The algorithm determines the minimal number of changes at each position in the amino acid sequences required to convert donor mAb heavy and light chain sequences into mAb sequences containing only amino acids identified within the target species. The resulting “100% species-specific” mAb sequences carry a lower risk of rejection due to immunogenicity and the affinity is preserved, which maintains the function of the donor antibody. We have used PETization to successfully convert human and rodent mAbs into canine, feline and equine mAbs, thereby leveraging their safety and efficacy profile for our companion animal therapies in development.

Figure legend: PETization produces 100% species-specific mAbs for dogs (NV-01), cats (NV-02) and horses of equivalent NGF inhibiting potency in vitro. Comparison is made to a negative control antibody that does not interact with NGF (immunoglobulin G, or IgG).

Using PETization, we have produced our lead canine and feline mAbs candidates, NV-01 and NV-02 (see figure above), from a rodent mAb that is an NGF inhibitor. Given the lack of mAbs available in companion animal therapeutics, there is little published information on the production or properties of mAbs for these species. We believe that our expertise in the area of canine, feline and equine mAbs will produce significant benefits for the treatment of companion animal diseases.

In addition, we believe our substantive expertise in this area will enable us to:

•	generate new intellectual property and product candidates;

•	utilize advanced manufacturing processes to reduce our cost of goods;

•	inform and improve our clinical studies and regulatory applications;

•	make additional therapeutic options available to veterinarians; and

•	attract academic, clinical and commercial collaborators.

Portfolio Development

We have established internal processes to identify and prioritize our target mAbs to be PETized, culminating in a target product profile for each potential mAb therapeutic. Preferred features of donor mAbs that we consider for PETization include:

•	the donor mAb has demonstrated safety and efficacy in human clinical trials;

•	the donor mAb retains its function, binding to the same target in the companion animal species;

•	the target has a comparable mechanism of action in companion animals as in humans; and

•	the disease in the target species that the mAb will target is of commercial significance.

Selected donor mAbs are PETized. The PETized mAb is manufactured at small scale and its biological properties are confirmed in appropriate biological test systems, including initial proof-of-concept and safety and efficacy studies to develop an initial target product profile. The target product profile is tested with clinical key opinion leaders or through surveys of veterinarians. We also meet with U.S. regulators to discuss regulatory pathway and determine jurisdiction (the USDA or the FDA).

We believe that external validation of our scientific, technical, clinical and commercial activities is a key foundation for our future success. Consequently, we participate in scientific conferences and publish in scientific journals. For example, we have recently presented data on our programs at conferences in the United States and the EU and published two peer-reviewed papers in scientific journals. We intend to continue and grow our collaborations with veterinary research and clinical groups.

Product Pipeline

We have identified three lead product candidates, NV-01, NV-02 and NV-08. We submitted an INAD with the FDA for NV-01 in 2012, for NV-02 in 2013 and for NV-08 in 2014.

(1)	Our proof-of-concept studies include four sequential studies: pharmacokinetics (P), preliminary safety (PS), immunogenicity (I) and safety and efficacy (SE).
(2)	We have completed clonal cell manufacturing for NV-01, and we have accelerated and completed clonal cell manufacturing for NV-02 in order to rapidly advance its development. Material from manufactured clonal cells, from which biologics are created, is used in pivotal studies and is intended to be used later for commercial supply. The production of a high-yielding clonal cell line facilitates budgeting for commercial production.
(3)	FDA protocol concurrence means the Center for Veterinary Medicine within the FDA fundamentally agrees with the design, execution and analyses proposed in the protocol and there is a commitment that it will not later alter its perspective on these issues unless public or animal health concerns appear that were not recognized at the time of the protocol assessment. We have obtained protocol concurrences to commence our pivotal safety and efficacy studies for NV-01.

NV-01 – Canine Pain

Overview

NV-01 is a 100% species-specific mAb targeting NGF, discovered through PETization and developed as a long-acting analgesic for chronic pain, specifically osteoarthritis, in dogs. NV-01 is a PETized mAb based on the sequence of aD11, a rodent mAb about which academic publications and related data have been available for more than 20 years. We selected aD11 for PETization based upon its potency. Pain can be a result of chronic diseases, such as osteoarthritis, or produced via trauma, surgery, cancer or infection. Osteoarthritis is a degenerative condition associated with aging affecting the joint tissues and, with the exception of joint replacement surgery, there are no curative treatments. The incidence of osteoarthritis in dogs has increased by 38% since 2007 according to a 2012 Banfield Pet Hospital study. We have commenced our pivotal efficacy study for NV-01 and have obtained protocol concurrence from the FDA. We expect to commence our pivotal safety study for NV-01 in the first quarter of 2015.

Market Opportunity and Current Treatment Limitations

The market for canine pain management products has been growing over the last 15 years. In the United States alone, sales of such products increased from less than $10 million in 1995 to nearly $250 million in 2010 and to $262 million in 2013, following the introduction of Rimadyl, an NSAID, in 1996. In 2013, Rimadyl sales accounted for approximately $90 million of this market. The U.S. canine pain market is currently dominated by several NSAIDs, which accounted for over 83% of canine pain medication sales in 2013.

NSAIDs account for the largest number of adverse drug events reported to the FDA, including vomiting, gastrointestinal bleeding, diarrhea and liver and kidney toxicities. We believe that the limitations of NSAIDs create a significant commercial opportunity for the development of a novel, long-acting treatment for chronic pain that has comparable efficacy to NSAIDs without their adverse events. This view is supported by the proprietary report we commissioned from GfK in December 2013, which revealed that, of the 390 veterinarians surveyed in the United States, United Kingdom, France and Germany, between 93% and 97% reported they would use a product such as NV-01 for the treatment of chronic pain in dogs.

Our Solution

NV-01 is a PETized mAb that inhibits the activity of NGF in dogs. NGF is elevated in the joints of dogs with osteoarthritis. NGF is produced by nerve cells, chondrocytes, which are cells that produce and maintain cartilage, and a variety of inflammatory and immune cells. It acts on pain-sensing nerve fibers to increase their excitability and increase the sprouting of new nerve fibers into inflamed tissues. mAbs targeting NGF have been extensively studied in humans through to Phase 3 clinical studies and have been shown to be effective in managing osteoarthritic pain in patients.

NV-01 has been found to be safe and well tolerated following intravenous infusion in dogs and has displayed a prolonged elimination half-life, or the time it takes to lose half of its effect, after a single injection. NV-01 has been shown to reduce pain scores in an acute, canine model of inflammatory pain, with efficacy comparable to meloxicam, a standard NSAID used in canine osteoarthritis, and repeated administration did not induce a neutralizing antibody response.

In a proof-of-concept study, NV-01 was given to nine dogs with chronic lameness due to osteoarthritis and was shown to reduce canine brief pain inventory, or CBPI, pain scores, with a duration of action of at least four weeks. NV-01 was well tolerated in all of the dogs. CBPI is an owner assessment tool for measuring pain severity and pain interference that is recognized by the FDA as a positive outcome, or endpoint, for approval. This data was recently published in the peer-reviewed American Journal of Veterinary Research and is illustrated in the figures below.

Figure legend: Summary data from proof-of-concept study of NV-01 in nine dogs with osteoarthritis. The treatment group improved significantly (using a standard measure of statistical significance, P<0.05) in both CBPI pain severity scores and pain interference scores at both the two-week and four-week timepoints. P-value is the probability that study results are due to random fluctuations and not the effect of NV-01. A low P-value means the study results have a low probability of being due to chance and a high probability of being due to NV-01’s effects.

A randomized, placebo-controlled, 26-dog study also confirmed that NV-01 could significantly reduce pain scores at two and four weeks following a single administration. This study used both CBPI and the Client Specific Outcome Measures, or CSOM, another owner assessment tool recognized by the FDA as an approval endpoint. The magnitude of the effect seen following a single injection of NV-01 was comparable to that observed in the literature with daily NSAIDs at two and four weeks using the CBPI endpoint. Once again, NV-01 was well tolerated. These data were presented by Professor Duncan Lascelles of North Carolina State University at the American College of Veterinary Internal Medicine 2014 Forum and the CBPI and CSOM data are illustrated in the figures below.

Figure legend: Summary data from a blinded, placebo-controlled study of NV-01 in 26 dogs with osteoarthritis using both CBPI and CSOM assessment. The CBPI assessment shows significantly improved pain severity scores for the group treated with NV-01 on both days 14 and 28, as compared to no statistically significant changes for the placebo group (using a standard measure of statistical significance, P<0.05). The

CSOM assessment shows significantly more dogs improved their pain scores and had results deemed a “success” rather than a “failure” following treatment with NV-01, as compared to the placebo group (using a standard measure of statistical significance, P<0.05). “Success” was determined where all CSOM scores improved or stayed the same and there was a total positive score change of two or more.

The data we have generated in proof-of-concept studies in osteoarthritic dogs have provided us with further confidence to move NV-01 forward into full development and are similar to the efficacy seen in human clinical trials with human NGF-neutralizing mAbs.

Additional proof-of-concept studies are currently underway to explore the efficacy of NV-01 in other indications, such as osteosarcoma, a common tumor affecting bone, and pruritus, pain and discomfort associated with itch. Should these studies be successful, we may seek to expand our label claims via supplemental approvals subject to demonstrable success in larger clinical trials.

NV-01 Status

We have completed the production of a stable, high-expressing clonal cell line at Lonza, our third-party contract manufacturer, and we have completed stability, purification and formulation studies. Material from manufactured clonal cells, from which biologics are created, is used in our pivotal clinical safety and efficacy studies and is intended to be used later for commercial supply. Pilot batch scale-up has shown that NV-01 is expressed at high concentrations and is stable in liquid or freeze-dried formulations. The material has been vialed for our pivotal safety and efficacy studies.

We have obtained the necessary protocol concurrences and have commenced our pivotal efficacy study and expect to commence our pivotal safety study in the first quarter of 2015. We expect to receive data from our pivotal safety and efficacy studies by December 2015. If successful, we expect to commence the phased filing process for regulatory approval with the FDA in the first half of 2016 and to apply for marketing authorization with the European Medicines Agency, or EMA, at the end of 2016.

NV-01 Pivotal Safety and Efficacy Studies

The NV-01 pivotal safety and efficacy studies will enroll at least 200 dogs with naturally-occurring osteoarthritis. The study will take place at veterinary clinics in various locations in the United States and the EU. The dogs will be randomized into treatment groups with a 2:1 ratio of NV-01-treated to placebo-treated study subjects. A sample size re-estimation will be performed by an independent statistician during the study to check the assumptions made in the original sample size calculations. The statistician will look at the difference between the two treatment groups to evaluate whether the study is adequately powered to deliver a definitive outcome. This process will confirm the validity of the planned sample size, recommend an additional number of cases (which may extend the length of the study) or confirm that a futility criterion was met (indicating that the study would be unable to achieve its objective). Each dog will receive three treatments at 28-day intervals. Efficacy will be measured using two different owner-administered assessment tools, the CSOM and CBPI, together with veterinarian assessments of pain and lameness. The study will be double-blinded, meaning participants and veterinarians will be unaware of which treatment group will be receiving NV-01 or a placebo. CSOM, CBPI and veterinarian assessments will be measured at enrollment and on days 14, 28, 56 and 84. The CSOM measures activities that have become difficult or have changed for the dog as a result of osteoarthritis. For the CSOM assessment, precise activities that have changed in dogs as a result of osteoarthritis are defined and re-evaluated at each assessment. The relative ability to perform such activities is assigned a numerical score at each observation. A comparison of change in CSOM score between enrollment and day 28 is the primary endpoint for the efficacy evaluation. CSOM assessments on other days, CBPI assessments and veterinarian pain and lameness assessments are secondary endpoints.

The FDA typically mandates that a blinded owner assessment be used as the primary endpoint for studies involving osteoarthritis and has concurred with our protocol. Since CSOM activities are specific to the individual dog and involve only those activities where it is possible for a change in behavior to be detected as a result of treatment, we consider CSOM to be more discriminating, and therefore more likely to show a significant difference between treatment groups, than other assessment tools.

NV-02 – Feline Pain

Overview

NV-02 is a 100% species-specific mAb targeting NGF, discovered through PETization and developed as a long-acting analgesic for chronic pain, specifically for the pain associated with degenerative joint disease, including osteoarthritis, in cats. NV-02 is a PETized mAb derived from aD11, the same rodent mAb as NV-01, about which academic publication and related data have been available for more than 20 years. We have initiated regulatory preparations with the FDA and EMA, have commenced proof-of-concept studies, which we expect to complete in mid-2015, and expect to commence pivotal safety and efficacy studies for NV-02 in cats in the second half of 2015. We anticipate being able to leverage much of the information and regulatory feedback from NV-01 and to apply these to NV-02, thereby facilitating its rapid development.

Medical Need and Market Opportunity

The lack of NSAIDs in the United States approved for use in cats for longer than three days has resulted in an increased use of opioids. In 2013, 37% of U.S. veterinarians surveyed reported the use of opioids for cats, according to a report we commissioned from GfK in December 2013. Given the potential for serious adverse events, sales of feline-specific NSAIDs in the United States were approximately $8 million in 2013. Cats lack key drug detoxification pathways in their livers and are susceptible to renal toxicity. mAbs are not metabolized by the liver or kidneys and therefore are not expected to have these side effects. We believe the introduction of a safe and effective pain management product class, such as NGF inhibitor mAbs, will result in significant sales, similar to the growth dynamic observed when NSAIDs were introduced for the canine pain market in the mid-1990s. We believe we are the only company committed to the development of mAbs for the management of chronic pain in cats.

We believe that NV-02 can achieve a significant market share for the treatment of pain in cats. This view is supported by a proprietary report we commissioned from GfK in December 2013, which revealed that, of the 390 veterinarians surveyed in the United States, United Kingdom, France and Germany, between 86% and 98% would use a product such as NV-02 for the treatment of chronic pain in cats.

Our Solution

NV-02 has been found to be safe and well tolerated following subcutaneous injection and intravenous infusion and to have a prolonged elimination half-life after a single injection. Repeated administration did not induce a neutralizing antibody response in a study of four cats.

In a separate study, NV-02 was also shown to reduce lameness scores in an acute feline model of inflammatory pain, with efficacy comparable to meloxicam, a standard NSAID used in acute feline pain management. Our data suggest that NV-02 has an attractive efficacy profile as a treatment for chronic pain in cats.

Figure legend: Exploratory study data demonstrating NV-02 significantly reduced lameness due to inflammatory pain in five cats at day six following a single administration (using a standard measure of statistical significance, P<0.05). Pain reduction was comparable to daily oral meloxicam. Mean scores ± standard deviation used.

NV-02 Status and Next Steps

We have generated stable, high-expressing clonal cell lines producing NV-02 and are undertaking stability, purification and formulation studies. We have commenced a double-blinded, placebo-controlled proof-of-concept study in 36 cats with degenerative joint disease, which we expect to be complete in mid-2015. Subject to the satisfactory completion of this study, we expect to be in a position to commence pivotal safety and efficacy studies in the second half of 2015, with results expected by the second half of 2016. If successful, we expect to commence the phased filing process for regulatory approval with the FDA in the first half of 2017.

NV-08  –  Canine Inflammation

Overview

NV-08 is a proprietary fusion protein that is a TNF inhibitor for canine inflammatory diseases. We identified a proprietary variant of the TNF-receptor in dogs outside of our PETization platform, and, using fusion protein technology, we created NV-08. NV-08, a canine biologic analogous to Enbrel, a leading human fusion protein, has been selected for further development for the treatment of chronic inflammatory diseases, including atopic dermatitis, a major skin condition in dogs. We have demonstrated in a pre-clinical study that NV-08 has improved potency compared to Humira, a leading human mAb. We have commenced proof-of-concept studies, which we expect to complete by the end of 2015. If our proof-of-concept safety and efficacy studies for NV-08 are successful, we will progress this product into formal development.

Market Opportunity and Current Treatment Limitations

Chronic inflammatory diseases affect a number of organ systems in dogs and cats, similar to the effects seen in humans. Examples include atopic dermatitis, arthritis, inflammatory bowel disease, type 1 diabetes and cardiovascular disease. Atopic dermatitis is a common condition in dogs of all ages, estimated to affect approximately 10% of all dogs. Dogs with atopic dermatitis display skin lesions with itching that often lead to further damage and infection which exacerbates their symptoms.

Atopic dermatitis is currently treated with various approaches, including dietary supplements, topical shampoos, emollients and ointments, anti-histamines, NSAIDs and immunosuppressant drugs such as oral steroids and Atopica, marketed by Novartis. Although potent immunosuppressant drugs, like Atopica, can be effective in controlling the clinical signs of itch, they can also have serious side effects and can be expensive. Apoquel, a Janus kinase-inhibitor introduced by Zoetis in 2014, has demonstrated efficacy in controlling itch, but it carries several label warnings. The U.S. label states it is not for use in dogs less than 12 months or those with serious infections, and it may increase susceptibility to infections and tumors. Its chronic use in the field (post-launch) has not yet been fully evaluated.

We believe that a treatment possessing similar efficacy to Atopica and Apoquel, but with improved safety and convenience of administration, would be well received by veterinarians.

Our Solution

NV-08 is a fusion protein that links a canine antibody’s tail region, which binds to receptors to activate the immune system, with the extracellular domains of the canine TNF receptor. NV-08 acts in an analogous manner to the human therapeutic fusion protein, Enbrel, to bind and inhibit the activity of the important inflammatory mediator TNF-a. We have identified a novel TNF receptor variant in dogs, which is the portion of NV-08 that binds TNF with high affinity.

There is published evidence to demonstrate the involvement of TNF in canine atopic dermatitis and to support further development for this indication. For example, third-party studies have shown TNF messenger ribonucleic acid, or mRNA, which carries genetic information, to be elevated in lesional canine atopic dermatitis as has TNF protein expression. In a small study in humans with moderate-severe atopic dermatitis, administration of a TNF inhibitor mAb demonstrated a significant improvement in clinical symptoms.

We have demonstrated that NV-08 can neutralize canine TNF in cell culture systems with potency equivalent to the human TNF inhibitor drug Enbrel (a fusion protein) and significantly greater than the human TNF inhibitor drug Humira (a mAb). NV-08 has also been shown to be well tolerated and non-immunogenic when given by repeated injection in four dogs.

Figure legend: Incubation with canine TNF in cell cultures demonstrates that NV-08 is equipotent with the human TNF inhibitor drug Enbrel and approximately ten times more potent than the human TNF inhibitor drug Humira.

Given the central role TNF plays in inflammation in human disease, there is potential to explore the efficacy of NV-08 in additional indications including arthritis, inflammatory bowel disease and pemphigus, a skin-blistering autoimmune disease, in dogs.

NV-08 Status and Next Steps

We filed an INAD with the FDA in December 2014 and expect to engage with FDA regulators in 2015. We expect to complete preliminary proof-of-concept safety and efficacy studies by the end of 2015. If these are successful and achieve their endpoints, we will progress NV-08 into formal development, which will include the manufacture of a clonal cell line and additional pivotal studies required for FDA and EMA approval.

Next Generation Product Candidates

Using PETization, we are seeking to advance one new product candidate into development per year commencing in the second half of 2015. Our internal research team is studying mAbs that bind to canine, feline and equine targets relevant to pain, inflammation, cancer and other chronic conditions. We have also recently completed a survey of specialist veterinarians in the United States and the EU to identify key areas of unmet medical need where mAbs could have a significant impact. The results of this survey are guiding our product development priorities.

We also intend to explore the commercialization of the PETization platform as it relates to human mAbs through our wholly-owned subsidiary, Tevxen Limited. Tevxen Limited is exploring the strategy of utilizing algorithms built for human mAb identification to improve the selection process for developing human mAbs.

Process Development, Manufacturing and Distribution

We currently have no internal capability to manufacture the formulated product candidates for use in our studies or commercial supplies of any of our product candidates that may be approved, and we are entirely dependent upon third-party manufacturers for such supplies. We have contracted with Lonza, a leading producer of human active pharmaceutical (or biopharmaceutical) ingredients, for the manufacturing of our lead product candidates for clinical testing purposes, and subject to an agreement on acceptable terms for commercial supply, we intend to continue to utilize Lonza as our primary supplier in the future. As a part of our ongoing evaluation of manufacturing providers, we intend to continue to evaluate alternatives in the near term for active pharmaceutical ingredient and finished drug product for commercial supply to mitigate risks.

In addition, we depend on third parties to supply all of our required raw materials and finished products for our pre-clinical, proof-of-concept and pivotal safety and efficacy studies. We believe that the raw materials that we require to manufacture our lead product candidates are readily available commodities commonly used in the biopharmaceutical industry. We also expect to rely upon third parties to produce materials required for the commercial production of our lead product candidates if we succeed in obtaining the necessary regulatory approvals.

We currently do not have a direct sales organization. In order to commercialize any of our current or future product candidates, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make or maintain arrangements with third parties to perform these services, and we may not be successful in doing so. We expect to establish a direct sales organization in the United States and to utilize distributors to commercialize our lead product candidates, which will be expensive and time-consuming. In jurisdictions outside of the United States, we intend to utilize companies with an established commercial presence to market our lead product candidates in those jurisdictions, but we may be unable to enter into or maintain such arrangements on acceptable terms, if at all.

Production Agreements with Lonza

We entered into service agreements with Lonza for each of NV-01 and NV-02 in December 2012 and December 2013, respectively, which contain substantially similar terms. Pursuant to these agreements, Lonza has agreed to perform cell culture evaluation, purification evaluation, master cell bank creation and material supply for clinical studies for each of these product candidates. The agreements may be terminated by either of us upon (i) prior written notice if the services cannot be completed due to technical or scientific reasons, provided that the parties attempt in good faith to resolve the issues within 60 days and subject to certain compensation to be paid to Lonza for services performed, expenses incurred, and the costs of terminating any commitments entered into in connection with the respective agreement, (ii) a material breach of the agreement by the other party, subject to a cure period or (iii) the other party being unable to pay its debts, entering into liquidation or receivership or ceasing to carry on its business.

In addition, we may terminate the agreements at any time upon 30 days’ prior written notice to Lonza, subject to certain compensation to be paid for services performed, expenses incurred, and the costs of terminating any commitments entered into in connection with each agreement, plus a contractually-specified amount. If we default with respect to any payment due under the agreements, Lonza may suspend services or treat the agreement as repudiated upon ten days’ prior written notice.

License Agreements with Lonza

In connection with engaging Lonza as our sole manufacturer for two of our lead product candidates, we entered into license agreements with Lonza for each of NV-01 and NV-02 in December 2012 and December 2013, respectively, which contain substantially similar terms. Pursuant to these agreements, we obtained non-exclusive, worldwide licenses under certain Lonza know-how and patent rights to use, develop, manufacture, market, sell, offer for sale, distribute, import, and export each of the NV-01 product and NV-02 products, as such products are produced through the use of Lonza’s proprietary system of cell lines, vectors and know-how, with the right to grant sublicenses of the manufacturing rights under certain conditions.

In consideration for the license with respect to the NV-01 product, we agreed to pay Lonza for all NV-01 product manufactured under Lonza’s system and patents (i) a low, single-digit royalty (subject to reduction under certain circumstances) of the net selling price of the NV-01 product manufactured by Lonza; (ii) if the NV-01 product is manufactured by us or one of our strategic partners, a low, single digit royalty (subject to reduction under certain circumstances) of the net selling price of the NV-01 product plus an annual lump sum payment commencing with the initiation of treatment in a pivotal efficacy study performed under veterinary good clinical practices; or (iii) if the NV-01 product is manufactured by any third party other than us or one of our strategic partners, a low, single-digit royalty (subject to reduction under certain circumstances) of the net selling price of the NV-01 product plus an annual lump sum payment commencing with the start date of the applicable sublicense to such third party for manufacture.

In consideration for the license with respect to the NV-02 product, we also agreed to pay Lonza for all NV-02 product manufactured under Lonza’s system and patents (i) a low, single-digit royalty (subject to reduction under certain circumstances) of the net selling price of the NV-02 product manufactured by Lonza or (ii) if the NV-02 product is manufactured by us, one of our strategic partners, or any other party, a low, single-digit royalty (subject to reduction under certain circumstances) of the net selling price of the NV-02 product plus an annual lump sum payment commencing with the initiation of treatment in a pivotal efficacy study performed under veterinary good clinical practices with FDA protocol concurrence or the start date of the applicable sublicense for manufacture.

Our royalty obligation will continue on a product-by-product and country-by-country basis until the later of (i) the expiration of all valid claims included in the patents licensed to us under the applicable agreement for the manufacture of such product and (ii) ten years after the first commercial sale of the applicable product following marketing authorization.

The license agreements will continue until the expiration of the licensed patent rights, or for so long as the licensed know-how remains secret and substantial, whichever is later. We may terminate each license agreement for any reason upon 60 days’ prior written notice to Lonza. Either party may terminate each license agreement upon (i) a breach of such license agreement by the other party, subject to a 30-day cure period, or (ii) the other party being unable to pay its debts, entering into liquidation or receivership or ceasing to carry on its business. Additionally, Lonza may terminate each license agreement if we knowingly oppose or dispute, or assist any third party to oppose or dispute, any of the patent rights licensed thereunder.

Distribution-Related Agreements with Virbac

We entered into a master collaboration, supply and distribution agreement, or the Master Agreement, and a specific distribution agreement, or SDA, for NV-01 with Virbac in November 2014. Pursuant to the Master Agreement, we appointed Virbac as our sole and exclusive distributor of NV-01 and any other products for which we enter into an SDA with Virbac in the veterinary field worldwide except for the United States and Canada. For NV-08, the territory would also exclude Japan, South Korea, Taiwan, the Philippines, Malaysia, Singapore, the People’s Republic of China, Indonesia, Thailand, India, Vietnam and Myanmar because of pre-existing distribution rights. We refer collectively to the applicable area as the “Territory.” After a specified period, we will have the right to distribute and sell the product ourselves in the Territory. If we do so, we have agreed to make a lump sum payment to Virbac and Virbac shall become the sole but not exclusive distributor for such product in the Territory.

Pursuant to the Master Agreement, Virbac must provide clinical, regulatory, marketing and sales input via a joint steering committee, advise us in the drafting of regulatory submissions in the countries within the

Territory, sell our products, meet or exceed minimum annual net sales obligations for each product, manage local complaints and transfer drug safety data, not apply for the registration of any trademark that is the same as or similar to any of our trademarks and launch the product within a specified time period after marketing authorization. We have agreed to develop the products in accordance with a development plan agreed to with Virbac and to use commercially reasonable efforts to obtain and maintain market authorization of the products, all at our own cost. We have agreed to manufacture (through third-party manufacturers) and supply the product to Virbac on a cost-plus basis. Virbac must pay to us certain milestone payments for our research and development work for our products, as well as fees based on Virbac’s net sales of the product reduced by specified amounts intended to reflect certain costs of goods and costs of selling, each as provided in the SDA for the product.

Pursuant to the Master Agreement, Virbac may not distribute any competing product in a country where a marketing authorization has been obtained for a period of five years from Virbac’s first commercial arm’s length bona fide sale of one of our products in certain European countries specified in the Master Agreement. Virbac has the first option right to negotiate an SDA with us for our future products in the Territory. If we receive a bona fide proposal from a third party for the assignment of the registration dossier (containing information necessary for obtaining a marketing authorization) for any products covered by the Master Agreement, we have agreed to notify Virbac, which will have the right to make an offer to purchase the registration dossier.

The Master Agreement (and any SDA) has an initial term of ten years from the date of Virbac’s first commercial arm’s length bona fide sale of a product in certain European countries specified in the Master Agreement and, unless otherwise agreed by the parties, will automatically renew for successive periods of two years each. Each party may terminate the Master Agreement for the other party’s uncured material breach or insolvency. Virbac may terminate the Master Agreement if we do not timely obtain a marketing authorization for NV-01 in Europe, there is a material failure to comply with the target product profiles for NV-01, there is a material deviation from a development plan for NV-01 or the distribution of all products covered by the agreement is prevented in certain important countries specified in the Master Agreement as a result of a potential infringement of a third party’s intellectual property rights. Each party may terminate the applicable SDA if the commercial margin for the product falls below a certain threshold. Virbac may terminate an SDA if the distribution of the applicable product is prevented in certain important countries specified in the Master Agreement as a result of a potential infringement of a third party’s intellectual property rights, or there is a material deviation from a development plan.

The SDA for NV-01 specifies the conditions under which Virbac will place orders to us for the provision of NV-01 in accordance with a target product profile, the marketing authorization in Europe, the product specifications and specific terms of Virbac’s distributions of NV-01. These terms include milestone payments aggregating to $1.0 million for our receipt of our first marketing authorization in Europe for NV-01 and Virbac’s first commercial arm’s length bona fide sale of one of NV-01 in certain European countries specified in the Master Agreement. The SDA also provides that we will receive a fixed percentage between 40-60% of the commercial margin from sales of NV-01, which is calculated based on the net sales of NV-01 reduced by specified amounts intended to reflect certain costs of goods and costs of selling, as provided in the SDA.

Competition

The companion animal therapeutics segment of the veterinary care industry is highly competitive and characterized by rapid technological change. Key competitive factors in our industry include, among others, the ability to successfully advance the development of a lead product candidate through pivotal safety and efficacy studies; the timing and scope of regulatory approvals, if ever achieved, average selling price of competing products and animal therapeutic products in general, the availability of raw materials, contract manufacturing and manufacturing capacity, manufacturing costs, establishing and maintaining intellectual property and patent rights and their protection, and sales and marketing capabilities.

We believe our main competitors are animal health companies that are developing products for use in companion animals, such as Aratana Therapeutics, Inc., Kindred Biosciences, Inc. and Zoetis, Inc. In addition, there are a number of large biopharmaceutical companies with animal health divisions, such as Bayer AG; Boehringer Ingelheim GmbH; Eli Lilly and Company (Elanco division); Merck & Co., Inc.; Sanofi S.A. (Merial division); and Novartis AG. If approved, we expect NV-01 and NV-02 will face competition from Deramaxx, marketed by Novartis; Metacam, marketed by Boehringer Ingelheim; Previcox, marketed by Merial; and Rimadyl, marketed by Zoetis, as well as from generic Meloxicam and Carprofen and other pain-treating products. We believe that Kindred and Aratana are developing, and that other companies may develop, similar profile products as well. In addition, private-label products may compete with our lead product candidates. If companion animal therapeutics customers increase their use of new or existing private-label products, our operating results and financial condition could be adversely affected.

We are a clinical-stage biopharmaceutical company with a limited operating history and many of our competitors have substantially more resources than we do, including financial, technical and sales resources. In addition, many of our competitors have more experience than we have in the development, manufacture, regulation and worldwide commercialization of companion animal therapeutics. We are also competing with academic institutions, governmental agencies and private organizations that are conducting research in the field of companion animal therapeutics. Our competition will be determined in part by the potential indications for which our lead product candidates are developed and ultimately approved by the Regulatory Authorities. Additionally, the timing of market introduction of some of our future products or of competitors’ products may be an important competitive factor. Accordingly, we expect the speed with which we can develop our lead product candidates, complete pivotal safety and efficacy studies and approval processes, and supply commercial quantities to market to be important competitive factors.

Research and Development

Research and development expense consists primarily of employee compensation for internal research personnel, fees for regulatory, professional and other consultants and third party development costs. Research and development expense was $2.7 million, $5.6 million, $1.2 million and $2.5 million for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively.

Strategy for Protection of Proprietary Technology

We intend to rely upon a combination of patents, trade secret protection, confidentiality and license agreements to protect the intellectual property related to our current and future lead product candidates and our development programs. We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or for which we have not filed patent applications, processes for which patents are difficult to enforce and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

Patents

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, novel discoveries, product development technologies and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

As for the product candidates we develop and intend to commercialize, as a normal course of business, we intend to pursue composition and therapeutic use patents, as well as novel indications for our product candidates within the animal health field. We have also pursued patents with respect to our proprietary PETization platform.

Our patent estate includes patent applications with claims directed to our PETization platform, our NV-01, NV-02 and NV-08 product candidate compositions, several of our pipeline product candidate compositions that are currently under development or are under consideration for future development and therapeutic uses of such product candidate compositions. As of September 30, 2014, our patent estate included on a worldwide basis nine separate patent families with a total of approximately 99 pending patent applications, including approximately 90 pending foreign patent applications and nine pending patent applications in the United States. Six of these patent families are directed to compositions and methods related to our mAb products currently in research or development. These products have a novel combination of recipient compatibility and high affinity as a result of our innovative design process whereby the donor antibody is modified so that no amino acid in its variable or framework regions is foreign to the intended host in any position. As a result, the therapeutic antibody is more likely to be seen as “self” or “native” and will therefore be less likely to induce a neutralizing antibody response. This in turn will permit repeat dosing without reduction in efficacy or product half-life. Patents from these applications, if issued, are expected to expire between 2032 and 2035.

For our PETization platform, we own one pending patent application in the United States and pending patent applications in various foreign jurisdictions, including Australia, Canada, China, Europe, Japan, New Zealand, Korea, Singapore and Taiwan. These applications are directed to methods of producing non-immunogenic species-specific antibodies via our proprietary PETization platform and to compositions produced via such methods. Patents in this family, if issued, are expected to expire in 2032.

For NV-01, we own one pending patent application in the United States and pending patent applications in various foreign jurisdictions, including Australia, Brazil, Canada, China, Europe, India, Japan, Korea, Malaysia, New Zealand, Russia, Singapore and the United Kingdom. These applications are directed to canine-specific NGF-neutralizing antibody compositions and methods of preparing and using the canine-specific antibodies for treating various diseases or conditions in dogs. Patents in this family, if issued, are expected to expire in 2032. NV-01 builds upon the mAb aD11, about which academic publications and related data have been available for more than 20 years.

For NV-02, we own one pending patent application in the United States and pending patent applications in various foreign jurisdictions, including Australia, Brazil, Canada, China, Europe, India, Japan, Korea, Malaysia, New Zealand, Russia, Singapore and the United Kingdom. These applications are directed to feline-specific NGF-neutralizing antibody compositions and methods of preparing and using the feline-specific antibodies for treating various diseases or conditions in cats. Patents in this family, if issued, are expected to expire in 2032. NV-02 builds upon the mAb aD11, about which academic publications and related data have been available for more than 20 years.

For NV-08, we own one pending patent application in the United States and pending patent applications in various foreign jurisdictions, including Australia, Canada, China, Europe, Japan, New Zealand, Singapore and South Korea. These applications are directed to a fusion protein comprising the canine p80 receptor for TNF-alpha and a canine Fc derived from canine IgG-B. Also claimed are methods of preparing and using such fusion proteins for therapy in dogs in need. Patents in this family, if issued, are expected to expire in 2033.

We own one patent family that describes for the first time the Fc effector functions of the four subclasses of canine immunoglobulin, and applications in this family are directed to mAbs and fusion protein products having modified (either decreased or increased) effector activity in dogs. This family has one pending patent application in the United States and 14 patent applications pending in 14 foreign jurisdictions. Patents in this family, if issued, are expected to expire in 2032.

We own two other patent families related to mAb products currently in research or development. Together, these families include two pending patent applications in the United States and 18 patent applications pending in 13 foreign jurisdictions. Patents in these two families, if issued, are expected to expire in 2032.

We own one pending patent family related to canine-specific antibodies or antigen binding fragments with specificity for canine TNF, and methods of preparing and using such antibodies for immunotherapy in dogs. This family has one pending patent application in the United States and nine patent applications pending in foreign jurisdictions. Patents in this family, if issued, are expected to expire in 2032.

Finally, we have recently filed a U.S. patent application related to NGF inhibitor antibodies for the treatment of chronic itching. This family has one pending patent application in the United States, and, once it reaches the national filing stage, we will apply in any applicable foreign jurisdictions. Patents in this family, if issued, are expected to expire in 2035.

Government Regulation

The development and testing, regulatory approval, import, distribution, marketing, sale and post-marketing oversight of veterinary care products are each governed by the laws and regulations of each country in which we intend to sell our lead product candidates. To comply with these regulatory requirements, we have established processes and resources to provide oversight of the development, regulatory approval and launch of our lead product candidates and their maintenance in the market.

Requirements for Approval of Veterinary Medicinal Products Worldwide

We operate as a global company, and therefore, we are developing all of our lead product candidates with a global regulatory strategy. We intend to initially market our lead product candidates in the United States and the EU.

As a condition for the regulatory approval for sale of veterinary medicinal products, regulatory agencies worldwide generally require that a product to be used for animals be demonstrated to:

•	be safe for the intended use in the intended species;

•	have substantial evidence of effectiveness for the intended use;

•	have a defined manufacturing process that ensures that the product can be made with high quality and consistency; and

•	be safe for humans handling the product and for the environment.

Safety

To determine that a new veterinary medicine is safe for use, the Regulatory Authorities require developers to provide data from one or more target animal safety studies generated in the species of interest in a laboratory environment tested at doses higher than the intended label dose, over a period of time determined by the intended length of dosing of the product. In the case of the FDA, a review of the design of the safety study and the study protocol can be completed prior to initiation of the study to help assure that the data generated will meet FDA requirements. Scientific advice can be also obtained from the EMA.

These studies are conducted under rigorous quality processes, including good laboratory practices, to assure integrity of the data. They are designed to clearly define a safety margin, identify any potential safety concerns and establish a safe dose for the product. In addition, safety data from pivotal studies conducted under good clinical practice standards are evaluated to assure that the product will be safe in the target population.

Furthermore, because safety and efficacy studies must conform to the Veterinary International Conference on Harmonization guidelines, which are established under an international program aimed at harmonizing technical requirements for veterinary product registration, they can be utilized by regulatory bodies in the United States, the EU, Japan, Canada, New Zealand and Australia.

Efficacy

Early proof-of-concept studies may be conducted in the species of interest in a laboratory environment to establish efficacy and the dose range for each product. Data regarding drug absorption via different routes of administration and the relationship of the dose to efficacy are studied. When an effective dose is established, a study protocol to test the product in “real world” conditions is developed prior to beginning the study. In the case of the FDA, the pivotal efficacy study protocol can be submitted for review and concurrence prior to study initiation, to help assure that the data generated will meet requirements. Scientific advice can be also obtained from the EMA.

The pivotal efficacy study must be conducted with the formulation of the product that is intended to be commercialized and is a multi-site, randomized, controlled study, generally with a placebo control. To reduce bias in the study, individuals doing the assessment are not told whether the subject is in the group receiving the treatment being tested or the placebo group. In both the United States and the EU, the number of subjects enrolled in pivotal efficacy studies is required to be approximately 100 to 150 animal subjects treated with the test product and a suitable number of subjects in the control group that receive the placebo. In many cases, a pivotal study may be designed with clinical sites in both the United States and the EU, and this single study may satisfy regulatory requirements in both jurisdictions.

Chemistry, Manufacturing and Controls

To assure that the product can be manufactured consistently, regulatory agencies require developers to provide documentation of the process by which the active pharmaceutical ingredient is made and the controls applicable to that process that assure the active pharmaceutical ingredient and the formulation of the final commercial product meet certain criteria, including quality, purity, and stability. After a product is approved, developers are required to communicate with the regulatory bodies any changes in the procedures or manufacturing site. Both the active pharmaceutical ingredient and the commercial formulations are required to be manufactured at facilities that engage in pharmaceutical good manufacturing practices.

Environmental and Human Safety

U.S. law requires sponsors to provide an environmental impact statement for products given at the home of the animal’s owner or in a veterinary clinic or hospital. If products might result in some type of environmental exposure or release, the environmental impact must be assessed. For approval in the EU, a risk assessment for potential human exposure is required.

Labeling

The intended label for the product, and also any information regarding additional research that has been conducted with the product, must be submitted to the FDA and other regulatory bodies for review. In addition, advertising and promotion of veterinary care products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and approved by the applicable agency.

United States

Three federal regulatory agencies regulate the health aspects of veterinary care products in the United States: the FDA, the USDA, and the Environmental Protection Agency, or EPA.

The Center for Veterinary Medicine at the FDA regulates animal pharmaceuticals and certain biopharmaceuticals under the Federal Food, Drug and Cosmetic Act. The Animal and Plant Health Inspection Service at the Center for Veterinary Biologics at the USDA regulates veterinary vaccines and certain biologics pursuant to the Virus, Serum, Toxin Act. The EPA Office of Pesticide Programs regulates veterinary pesticides under the Federal Insecticide, Fungicide and Rodenticide Act.

All of our current lead product candidates are animal pharmaceuticals, biopharmaceuticals or biologics regulated by the FDA, and the USDA has advised us that it expects to regulate certain potential product candidates currently in research. Manufacturers of veterinary pharmaceuticals and biologics must demonstrate that their products are safe, effective, and produced by a consistent method of manufacture. While their procedures vary, both the USDA and the FDA conduct post-approval monitoring of products, require submission of reports of any product quality defects, adverse events or unexpected results and may conduct regulatory inspections from time to time.

Regulatory Process at the FDA

Under the Federal Food, Drug, and Cosmetic Act, a new animal drug may not be sold into interstate commerce unless it is the subject of an approved new animal drug application, or NADA, the subject of an administrative NADA (for generic drugs), there is a conditional licensure or the drug is included in the FDA’s index of legally-marketed unapproved new animal drugs for minor species.

To begin the development process for products in the United States, an INAD submission is made to the FDA. Pre-development meetings may be held with the FDA to reach general agreement on the plans for providing the data necessary to fulfill requirements for a NADA. Testing submitted in support of an application to the FDA generally must be conducted in accordance with good laboratory practices, and certain research conducted at research facilities will be subject to additional requirements of the Animal Welfare Act, which affords oversight of animal study subjects. During development, pivotal protocols may be submitted to the FDA for review and concurrence prior to conducting the required studies. Data on manufacturing, safety and efficacy (major technical sections) must be submitted to the FDA for review in the NADA, with review conducted according to timelines specified in the Animal Drug User Fee Act.

Once the data have been submitted and the review completed for each technical section—safety, efficacy and chemistry, manufacturing and controls, or CMC—the FDA issues a technical section complete letter pertaining to each section upon successful review. When complete letters have been received for the major technical sections, a draft of the Freedom of Information Summary is compiled by the sponsor, and the proposed product labeling, and all other relevant information, is submitted to FDA for review. An administrative NADA submission is the final step after complete letters are received for all technical sections of a NADA.

After approval, reports of any and all adverse events must be submitted on a regular basis to the FDA and other ongoing recordkeeping and compliance requirements will apply, including those relating to manufacturing, advertising, labeling and any changes to the product.

Regulatory Process at the USDA

Under federal law, including the Virus-Serum-Toxin Act, producers of veterinary biologics in the United States must have a U.S. Veterinary Biologics Establishment License and a U.S. Veterinary Biological Product License for each product. To qualify for an establishment license, an applicant also must qualify for at least one product license. For those entities or individuals wishing to market imported veterinary biological products in the United States, a U.S. Veterinary Biological Product Permit is required.

To begin the development process for veterinary biological products regulated by the USDA, an Application for U.S. Veterinary Biological Product License is filed with the USDA. Meetings may be held with the USDA to reach general agreement on the plans for providing the data necessary to fulfill requirements for an approval, and a licensing plan, including pivotal study protocols, may be submitted to the USDA for review and comment prior to initiating work that will be used to support product licensure. During development, data on manufacturing, including purity and potency, safety and efficacy must be submitted to the USDA for review. Once all data have been submitted and reviewed, the USDA issues its decision. Unlike the FDA, there are no timelines specified by law for the USDA’s review. The USDA also offers conditional licensure. Conditional licensure is available in order to meet an emergency condition, limited market, local situation or special circumstance and, when granted, allows a manufacturer to develop full efficacy data while marketing a product for which it has demonstrated purity, safety and a reasonable expectation of efficacy.

After licensure, manufacturers must contemporaneously record and maintain information related to adverse events of which they become aware (which may be reviewed upon inspection), and manufacturers are obligated to inform the USDA immediately when they are aware of problems with the purity, potency, safety, efficacy, preparation, testing or distribution of a product. Manufacturers are responsible for maintaining the compliance of the product post-licensure.

European Union and the EMA Regulatory Process

The EMA regulates the scientific evaluation of medicines developed by pharmaceutical companies for use in the EU. The EMA’s veterinary review section is distinct from the review section for human medicines. To perform these evaluations the EMA utilizes a specific scientific committee, the Committee for Medicinal Products for Veterinary Use. The EMA considers applications submitted by companies for the marketing authorization of veterinary medicinal products and evaluates whether or not the medicines meet the necessary quality, safety and efficacy requirements. Assessments conducted by the EMA are based on scientific criteria and are intended to ensure that veterinary medicines reaching the marketplace have a positive risk-benefit balance in favor of the animal population for which they are intended. Based on the EMA’s recommendation, a centralized marketing authorization is granted by the EMA, which allows the product to be marketed in all of the EU states, together with Norway, Lichtenstein and Iceland. The EMA is also responsible for various post-authorization and maintenance activities, including the assessment of modifications or extensions to an existing marketing authorization.

To obtain a marketing authorization from the EMA, an application for marketing authorization must be submitted. This application is the EMA’s equivalent of the FDA’s NADA and includes data from studies showing the quality, safety and efficacy of the product. The EMA reviews and evaluates the data. For each application, a rapporteur and co-rapporteur are appointed from the members of the EMA. Their role is to lead the scientific evaluation and prepare the assessment report. The rapporteur can utilize experts to assist in performing the assessment. The assessment report is critiqued by the co-rapporteur and other members of the EMA before the EMA makes its determination. The final opinion of the EMA is generally given within 210 days of the submission of an application, but the EMA makes the final decision on the approval of products. In general, the requirements for regulatory approval of a veterinary medicinal product in the EU are similar to those in the United States, requiring demonstrated evidence of purity, safety, efficacy and consistency of manufacturing processes.

Rest of World

Other countries around the world have their own regulatory requirements for approving and marketing veterinary medicinal products. In Japan, before granting marketing authorization, the Ministry of Agriculture, Forestry and Fisheries examines each veterinary medicinal product by categories including name, ingredient, composition, manufacturing methods, administration and dose, indications or effects and adverse reactions on the basis of data submitted by the applicant. In Australia, the Australian Pesticides and Veterinary Medicines Authority is the government authority for the registration of all agricultural and veterinary products, and it assesses applications from manufacturers of veterinary pharmaceuticals and related products.

Many country-specific laws and regulations include requirements for labeling, safety, efficacy and manufacturers’ quality control procedures designed to assure the consistency of the products, as well as company records and reports. With the exception of those countries that have well-developed veterinary product regulation, the regulatory agencies of many other countries typically refer to the Regulatory Authorities and other international animal health entities, including the World Organisation for Animal Health and the Codex Alimentarius Commission, in establishing standards and regulations for veterinary pharmaceuticals and vaccines.

Employees

As of September 30, 2014, we had 21 full-time employees. Of these employees, 13 were in research and development, including clinical and regulatory functions, and eight were in general and administrative functions. We have never had a work stoppage and our employees are not represented by labor unions or covered by collective bargaining agreements.

Corporate Information

Nexvet Australia was incorporated in Australia in February 2010. In September 2014, Nexvet Biopharma Limited, a newly-formed Irish private company, became the parent company of Nexvet Australia and its subsidiaries pursuant to a transaction in which all of the holders of ordinary shares, preference shares, restricted share units and options and warrants to purchase ordinary shares of Nexvet Australia exchanged their holdings for equivalent ordinary shares, preference shares, restricted share units or options or warrants to purchase ordinary shares, as applicable, of Nexvet Biopharma Limited. We refer to this transaction as the “Irish Exchange.” Nexvet Biopharma Limited then re-registered as an Irish public limited company in September 2014. We refer to this re-registration as the “Re-registration” and we refer to the Irish Exchange and the Re-registration collectively as the “Irish Reorganization.”

Our principal executive offices are located at NIBRT, Fosters Avenue, Mount Merrion, Blackrock, Co. Dublin, Ireland, and our telephone number is +353 1 215 8100. Our internet address is www.nexvet.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus and references to our website in this prospectus are inactive textual references only.

Properties

Our corporate headquarters are located at NIBRT, Fosters Avenue, Mount Merrion, Blackrock, Co. Dublin, Ireland, where we occupy approximately 80 square meters of office space pursuant to a license that expires in January 2017. We lease approximately 274 square meters of office space in Melbourne, Australia pursuant to a lease that expires in January 2019. We also occupy approximately 130 square meters of office space and laboratory facility at Monash University, Melbourne, Australia on a monthly facility access and use agreement and are in negotiations to extend this term. We do not own any real property. We intend to enter into a lease for office space in San Francisco, California. We believe the facilities we lease and intend to lease will be adequate to support our operations for the foreseeable future.

Legal Proceedings

We are not currently a party to any legal proceedings. We may be subject from time to time to various claims and legal actions during the ordinary course of our business.

MANAGEMENT

The following table provides information regarding our executive officers, directors and director nominee, including their ages and positions, as of January 26, 2015:

Name	Age	Position
Executive Officers
Mark Heffernan, Ph.D.	39	Chief Executive Officer and Director
David Gearing, Ph.D.	54	Chief Scientific Officer
Damian Lismore	55	Chief Financial Officer
Geraldine Farrell	45	Vice President Operations and General Counsel
Colin Giles, Ph.D.	64	Vice President Clinical and Regulatory Affairs

Non-Employee Directors and Director Nominee
Chris Brown(1)(2)	56	Chairman of the Board
Ashraf Hanna, Ph.D., M.D.(3)	47	Director
Cormac Kilty, Ph.D.(2)(3)	61	Director
Joseph McCracken, DVM(1)(2)	61	Director
John Payne(1)	67	Director
Graeme Wald, Ph.D.(3)	52	Director
Rajiv Patel(4)	43	Director nominee

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.
(4)	Mr. Patel is expected to join our board of directors, and be appointed to the compensation committee, upon the completion of this offering.

Executive Officers

Mark Heffernan, Ph.D., one of our co-founders, has served as our Chief Executive Officer and a member of our board of directors since April 2011. In 2003, Dr. Heffernan co-founded Opsona Therapeutics Ltd., an Irish biotechnology company focused on human mAbs and other molecules for inflammatory diseases and cancer, where he served as founder and Chief Executive Officer from January 2004 to March 2011 and as a Director from January 2004 to December 2011. Prior to co-founding Opsona Therapeutics, Dr. Heffernan worked in research and development and business development roles for Antisense Therapeutics Limited and Metabolic Pharmaceuticals Pty Ltd., spin-outs from Circadian Technologies Limited in Australia. Dr. Heffernan has a B.Sc. (Hons.) in Biochemistry and Pharmacology and a Ph.D. in Biochemistry from Monash University in Australia. We believe Dr. Heffernan is qualified to serve as a member of our board of directors based on his executive experience in the biopharmaceutical industry, his extensive knowledge of our company, his experience developing and commercializing mAbs for inflammatory diseases and his experience in raising capital for biotechnology companies.

David Gearing, Ph.D., one of our co-founders, has served as our Chief Scientific Officer since September 2010. From January 2000 to September 2007, Dr. Gearing served as the Chief Research Officer and Director of Research at CSL Ltd, a specialty biopharmaceutical company based in Melbourne, Australia. From January 1996 to January 2000, he served as Vice President and founder at Millennium Biotherapeutics, Inc., a biopharmaceutical company. From August 1994 to December 1995, Dr. Gearing served as Director of Molecular Biology at SyStemix, a stem cell and gene therapy company. From January 1990 to August 1994, he served as a staff scientist at Immunex Corporation, a biopharmaceutical company. Dr. Gearing has also served as entrepreneur-in-residence at the Queensland Brain Institute, University of Queensland and as Professor at the Monash Institute of Medical Research. Dr. Gearing has a B.Sc. (Hons.) in Biochemistry from Leeds University and a Ph.D. in Biochemistry and Molecular Biology from Monash University and also trained at the Cancer Research Unit of the Walter and Eliza Hall Institute in Melbourne, Australia.

Damian Lismore has served as our Chief Financial Officer since November 2013. From August 2005 to August 2013, Mr. Lismore served as Chief Financial Officer and Company Secretary of Biota Holdings Limited, an Australian-listed biotechnology company. From April 2002 to August 2005, he served as Managing Director of MNT Innovations, the commercial arm of the Cooperative Research Centre for MicroTechnology, a partnership of research, industry and government focused on developing new technologies. Mr. Lismore served as General Manager Australia of Analytica Limited from February 2001 to April 2002. From May 2000 to December 2000, he served as Chief Operating Officer of MebWeb Limited. From April 1996 to May 2000, Mr. Lismore was a member of the Group Executive Committee and served as Group Financial Controller and General Manager of Buying and Finance at Sigma Company Limited, an Australian-listed pharmaceutical wholesaler and manufacturer. From 1986 to 1996, Mr. Lismore served in various roles, the most recent as Senior Manager with Price Waterhouse (now PricewaterhouseCoopers) in Australia, and from 1980 to 1986 he served in various accounting roles at Deloitte Haskins & Sells (now Deloitte LLP) in the United Kingdom. He is a member of the Institute of Chartered Accountants in Australia, a Fellow of the Institute of Chartered Accountants in Ireland, and is a graduate of the Australian Institute of Company Directors. Mr. Lismore has a Bachelor of Accountancy with Honors from University of Ulster.

Geraldine Farrell has served as our Vice President Operations and General Counsel since August 2013. Ms. Farrell served as a senior lawyer at Griffith Hack, an intellectual property firm in Australia, from November 2008 to July 2013. Prior to joining Griffith Hack, Ms. Farrell was an attorney at Freehills (now Herbert Smith Freehills) and Minter Ellison, both large Australian law firms. Ms. Farrell has more than 18 years’ experience as an intellectual property and commercial lawyer. Ms. Farrell is a graduate of the Australian Institute of Company Directors, and has served as a director on several private company boards of directors, government organizations and not-for-profit entities. Ms. Farrell has a Bachelor of Science in Pharmacology and Physiology, a Bachelor of Laws, and a Master of Laws (Intellectual Property), all from Monash University.

Colin Giles, Ph.D., has served as our Vice President of Clinical and Regulatory Affairs since November 2013. From March 2007 to November 2013, Dr. Giles was an independent consultant in the veterinary care industry. From July 1985 to March 2007, Dr. Giles was employed at Pfizer Animal Health and served in various roles, most recently as its Vice President for Veterinary Medicine Pharmaceuticals R&D from 2001 to 2006. From July 1977 to July 1985, Dr. Giles was a Research Fellow and then Lecturer in Veterinary Medicine at Royal Veterinary College. From April 1974 to July 1977, Dr. Giles was a practicing veterinary surgeon in the United Kingdom. He has served on various boards relating to veterinary medicine for companion animals and wildlife. Dr. Giles is a veterinary graduate and Ph.D. of the Royal Veterinary College, University of London, United Kingdom.

Non-Employee Directors and Director Nominee

Chris Brown has served our Chairman of the Board since November 2013. He is a Director of Preshafood Pty Ltd, a juice company, and served as its Chairman from December 2010 until July 2014. Mr. Brown has served as the principal of Gibbs Hill Pty Ltd., a corporate finance and strategic business advisory firm, since October 2006. Mr. Brown served as Director (Investment Banking) of Investec Wentworth, a financial services business from July 2002 to March 2006, a Director and Melbourne Head of Corporate Finance of Rothschild Australia, a financial services firm, from January 1994 to October 2000, and a Director and Co-head of Mergers & Acquisitions (Australia) at Merrill Lynch, a financial services firm, from July 1992 to January 1994. Mr. Brown was a Director and Chairman of Senetas Corporation, an Australian-listed public information technology encryption company, from May 2011 to April 2013 and the Founding Chairman of The Conversation Media Group Ltd, a not-for profit academic news organization, from April 2010 to September 2012. Mr. Brown has a Bachelor of Laws from University of Adelaide, South Australia. We believe Mr. Brown is qualified to serve as a member of our board of directors based on his extensive experience as a corporate advisor, guiding multiple companies through their initial public offerings, strategic transactions and growth in their industries.

Ashraf Hanna, Ph.D., M.D. has served as a member of our board of directors since September 2014. Dr. Hanna has served as the Vice President of Commercial and Medical Affairs Finance at Genentech Inc., a biotechnology company, since March 2009 and served as its Vice President of Alliance Management and

Portfolio Planning from January 2006 to March 2009. He also served as the Chief Financial Officer for the Genentech Foundation from January 2006 to March 2009. Prior to Genentech, Dr. Hanna served as Vice President of Strategic Planning at Tanox, Inc. from August 2001 to December 2005, and prior to that he served as senior associate and Engagement Manager at McKinsey and Company, a management consulting firm. Dr. Hanna has a B.A. in Physics from the University of Chicago, attended the Harvard Business School, has a Ph.D. in Physics from Harvard University and has an M.D. from the University of Massachusetts. We believe Dr. Hanna is qualified to serve as a member of our board of directors based on his significant finance and management experience in biopharmaceutical companies, including public companies.

Cormac Kilty, Ph.D., has served as a member of our board of directors since November 2013. Dr. Kilty was employed as Chief Executive Officer of Argutus Medical Ltd. from March 2008 to December 2010 and as a scientific advisor to EKF Diagnostics Ltd., which acquired Argutus Medical. Dr. Kilty was the founder of Biotrin Holdings Ltd., a virology diagnostics company, which was sold in 2008 to DiaSorin S.p.A. Dr. Kilty is also a founder and past Chairman of the Irish BioIndustry Association from 2003 to 2007. From 2005 to 2009, Dr. Kilty served as co-founder and Chairman of Opsona. From February 1986 to June 1990, Dr. Kilty served as the Group Leader and subsequently Director of Research and Development and Technology Planning Assessment in Switzerland for Baxter Healthcare’s Diagnostics Division. Since 2011, Dr. Kilty has served as an Adjunct Associate Professor of Medicine and Medicinal Chemistry at University College Dublin, Ireland. Dr. Kilty has a B.Sc. in Zoology and a Ph.D. in Zoology and Biochemistry from University College Dublin. He carried out post-doctoral research in protein chemistry and immunology at the University of Texas at Austin and at University College Dublin. We believe Dr. Kilty is qualified to serve as a member of our board of directors based on his scientific background as well as his extensive executive experience and leadership in the biopharmaceutical industry.

Joseph McCracken, DVM, has served as a member of our board of directors since September 2014. Since September 2013, Dr. McCracken has worked as a consultant to and served on the boards of directors of several biopharmaceutical companies focusing on the design and implementation of corporate strategy and business development initiatives. From February 2011 to September 2013, Dr. McCracken served as the Vice President and Global Head of Business Development and Licensing for Hoffmann-La Roche Inc., a research-focused healthcare company, where he was responsible for global licensing activities, and from October 2009 to February 2011 he served as General Manager, Roche Pharma Japan and Asia Regional Head, Roche Partnering, for F. Hoffman-LaRoche Ltd., a subsidiary of F. Hoffmann-La Roche AG and was based in Tokyo. From August 2000 to October 2009, Dr. McCracken served as Vice President, Business Development at Genentech. From November 1997 to August 2000, Dr. McCracken served as Vice President of Worldwide Business and Technology Development at Rhone-Poulenc Rorer S.A, a French chemical and pharmaceutical company, and Vice President of Technology Licensing and Alliances at Aventis Pharma, a pharmaceutical company. Dr. McCracken has a B.S. in Microbiology, an M.S. in Pharmacology and a Doctorate of Veterinary Medicine from The Ohio State University. We believe Dr. McCracken is qualified to serve as a member of our board of directors based on his extensive biopharmaceutical company operational experience and veterinary qualifications, including with international and public companies.

John Payne has served as a member of our board of directors since December 2013. Since 2012, Mr. Payne has served as founder and Chief Executive Officer of Pet Health Innovations, LLC, an animal health consulting company. From 2005 to January 2012, Mr. Payne was employed with MMI, Inc., which operates the Banfield, Pet Hospital, where he served as a Senior Vice President from 2005 to 2006, as Executive Vice President from 2006 to 2007 and as President and Chief Executive Officer from 2007 to January 2012. While serving as President and Chief Executive Officer of MMI, Mr. Payne also served as a member of the Mars Global Petcare team from 2009 to 2012. From 2000 to 2005, Mr. Payne served as President and General Manager for North America of Bayer Health Care, Animal Health Division, and as a member of the Human and Animal Health Division’s Global Health Care Team. Mr. Payne is the current chairman of the American Humane Association, dedicated to the protection of animals and children from cruelty, abuse and neglect. Mr. Payne has a B.A. in Secondary Education from St. Bernard College and an M.B.A from Rockhurst University. We believe Mr. Payne is qualified to serve as a member of our board of directors based on his 40 years of experience in the veterinary care industry guiding some of the world’s largest consumer companion animal care and veterinary service brands.

Graeme Wald, Ph.D., has served as a member of our board of directors since November 2013. Dr. Wald is the founder of Gravitas Consulting & Investments Pty Ltd, which advises life science companies on valuations and strategy, where he has served since March 2012. Since November 2012 he has also served as Investment Director with BioScience Managers Ltd. From September 2003 to January 2012, Dr. Wald served at Wilson HTM Investment Group Limited, an investment advisory company, as an analyst in the biotechnology, pharmaceutical and healthcare sector. Dr. Wald was a senior analyst at Burdett Buckeridge Young Limited, a corporate advisory and asset management firm, from May 2002 to September 2003. From May 2001 to May 2002, Dr. Wald served as a transport analyst at UBS, a global financial services firm, in Australia. From November 1999 to May 2001, Dr. Wald served as a fund manager at Fedsure Asset Management Co Pty Ltd, an investment and asset management firm. From July 1996 to October 1999, Dr. Wald served as a chemical, pharmaceuticals and healthcare analyst at Merrill Lynch, a financial management and advisory company, in South Africa. Dr. Wald is a graduate of the Australian Institute of Company Directors. He has a B.Sc. in Chemistry and Applied Chemistry, a B.Sc. (Hons) in Applied Chemistry, a Ph.D. in Chemistry and an M.B.A., all from the University of the Witwatersrand, South Africa. We believe Dr. Wald is qualified to serve as a member of our board of directors based on his extensive experience in finance and understanding of our industry. Dr. Wald has notified our board of directors of his intention to resign as a director by June 30, 2015.

Rajiv Patel is a nominee to our board of directors and is expected to join our board of directors upon the completion of this offering. Mr. Patel is currently a Managing Member, portfolio manager and member of the global investment committee at Farallon, an investment management firm that he joined in 1997. From 1993 to 1995, Mr. Patel worked at Donaldson, Lufkin & Jenrette as an investment banker in the project finance department, specializing in infrastructure, shipping and satellites. Mr. Patel has an M.B.A. from Stanford University’s Graduate School of Business and a B.S. in Operations Research and Industrial Engineering from Cornell University. We believe Mr. Patel, who is associated with a significant shareholder with which we have an important relationship, is qualified to serve as a member of our board of directors based on his extensive professional experience in investment management and the financial markets.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of our shareholders agreement. Under the shareholders agreement, our shareholders have agreed to appoint directors as follows: (i) an independent chairman (Mr. Brown); (ii) up to two directors appointed by the holders of our Series A investment preference shares, or our SIRPS preference shares (Dr. Kilty and Dr. Wald); (iii) up to two directors appointed by the ordinary shareholders (Dr. McCracken and Dr. Hanna); (iv) one director appointed by the holders of our Series B preference shares (Mr. Payne); and (v) our Chief Executive Officer (Dr. Heffernan). If we do not complete an initial public offering by September 2015, we will appoint a director designated by funds associated with Farallon. The shareholders agreement will terminate upon the completion of this offering. Pursuant to an understanding with Farallon, our board of directors plans to appoint Mr. Patel, an affiliate of Farallon, to our board of directors, conditioned upon (i) the completion of this offering and (ii) entities affiliated with Farallon holding at least 2,000,000 of our ordinary shares immediately upon completion of this offering.

Our board of directors is composed of seven members and (assuming Mr. Patel joins our board of directors as described above) will be composed of eight members upon the completion of this offering. There are no family relationships among any of our directors, director nominee and executive officers. At each annual meeting of shareholders to be held after this initial classification, the successors to directors whose terms then expire will serve until the second annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our board of directors. Upon completion of this offering, our directors will be divided among the two classes with staggered two-year terms, as follows:

•	Class I, whose members will be Mr. Brown, Dr. Kilty, Mr. Payne and Dr. Wald. The terms of the Class I directors will expire at our 2015 annual meeting of shareholders; and

•	Class II, whose members will be Dr. Hanna, Dr. Heffernan, Dr. McCracken and Mr. Patel (assuming Mr. Patel joins our board of directors as described above). The terms of the Class II directors will expire at our 2016 annual meeting of shareholders.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed between the two classes so that, as nearly as possible, each class will consist of one-half of the total number of directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the election of directors. The division of our board of directors into two classes with staggered two-year terms may delay or prevent a change of our management or a change of control.

Board Leadership Structure

Our Articles, as well as our Corporate Governance Guidelines, will provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. We have currently separated these positions with Mr. Brown serving as Chairman of the Board and Dr. Heffernan serving as Chief Executive Officer. Our board of directors believes that the separation of these positions strengthens the independence of our board of directors. The Chairman of the Board facilitates communications between members of our board of directors and works with management in the preparation of the agenda for each meeting of our board of directors. All of our directors are encouraged to make suggestions for agenda items or pre-meeting materials.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors periodically reviews our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors’ role in risk oversight includes receiving reports from members of management regarding material risks faced by us and applicable mitigation strategies and activities, at least on a quarterly basis. The reports cover the critical areas of operations, sales and marketing, technology, and legal and financial affairs. Our board of directors and its committees consider these reports, discuss matters with management and identify and evaluate strategic or operational risks, and determine appropriate initiatives to address those risks.

Director Independence

Nasdaq rules require that independent directors comprise a majority of a listed company’s board of directors within a specified period of the completion of an initial public offering. Our board of directors has reviewed its composition, the composition of its committees and the independence of each director and director nominee. Our board of directors has determined that none of our directors or director nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these individuals is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq, except for Dr. Heffernan, our Chief Executive Officer. In making this determination, our board of directors considered the current and prior relationships that each director and director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director and director nominee.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Directors will serve on these committees until their resignation or until otherwise determined by our board of directors. We have adopted an audit committee, a compensation committee and a nominating and corporate governance committee charter, copies of which will be available on our website at www.nexvet.com prior to the completion of this offering. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus and references to our website in this prospectus are inactive textual references only.

Audit Committee. Our audit committee oversees our accounting and financial reporting process. The responsibilities of this committee include, among other things:

•	appointing our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the objectivity and independence of our independent registered public accounting firm and the individuals assigned to the engagement team as required by law;

•	reviewing our annual and quarterly consolidated financial statements and reports and discussing our consolidated financial statements and reports with our independent auditors and management;

•	reviewing with our independent registered public accounting firm and management any significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy, and effectiveness of our internal controls and disclosure controls and procedures;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding internal controls, accounting, or auditing matters;

•	establishing procedures for the confidential, anonymous submissions by employees regarding accounting, internal controls, or accounting matters; and

•	reviewing and, if appropriate, approving proposed related party transactions.

Both our independent registered public accounting firm and management periodically meet separately with our audit committee.

The members of our audit committee are Dr. Hanna, Dr. Kilty and Dr. Wald. Dr. Hanna serves as chairman of the audit committee. Our board of directors has determined that all of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Dr. Hanna is an “audit committee financial expert” as defined under the applicable rules of the SEC and has the requisite financial sophistication under Nasdaq rules. In arriving at these determinations, our board of directors examined each audit committee member’s scope of experience and the nature of their employment in corporate finance, accounting and related areas. Our board of directors has determined that all of the members of our audit committee are independent directors as defined in Rule 10A-3(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules and regulations of Nasdaq.

Compensation Committee. Our compensation committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. The responsibilities of this committee will include, among other things:

•	reviewing and making recommendations to our board of directors with respect to the compensation of our Chief Executive Officer, and reviewing and approving the compensation of our other executive officers;

•	reviewing and approving corporate and personal performance goals and objectives relevant to executive compensation;

•	reviewing and making recommendations to our board of directors with respect to the adoption of equity-based compensation, incentive compensation and other employee benefit plans;

•	administering the issuance of options and other equity incentive arrangements under our equity incentive plans;

•	establishing executive compensation policies; and

•	reviewing and approving any employment agreements or arrangements with our executive officers.

Our compensation committee reviews the risks associated with our compensation policies and practices, including an annual review of our risk assessment of our compensation policies and practices for employees. We structure our compensation to address company-wide risk. This is accomplished in part by tying compensation to corporate goals and individual performance goals. These goals can be adjusted annually to address risks identified in the annual risk assessment. We also use a mix of different compensation elements to balance short-term awards versus long-term awards to align compensation with our business strategy and shareholders’ interests. We believe the combination of base salary, performance-based cash awards and share-based incentive awards with multi-year vesting periods is balanced and serves to motivate our employees to accomplish our business plan without creating risks that are reasonably likely to have a material adverse effect on our company.

The current members of our compensation committee are Mr. Brown, Dr. McCracken and Mr. Payne. Dr. McCracken serves as the chairman of the compensation committee. Mr. Patel is expected to join our compensation committee upon the completion of this offering (assuming Mr. Patel joins our board of directors at such time as described above), at which time Mr. Brown is expected to resign from our compensation committee. Our board of directors has determined that all of the members of our compensation committee are independent directors under the applicable rules and regulations of the SEC and Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates, and the structure and composition of committees of our board of directors.

The responsibilities of this committee include, among other things:

•	determining criteria for identifying, evaluating and recommending candidates for our board of directors and its committees;

•	identifying, evaluating, and recommending individuals for membership on our board of directors and its applicable committees;

•	considering shareholder nominations of candidates for election to our board of directors;

•	reviewing and evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors or on such committees of our board of directors is appropriate;

•	developing, reviewing and recommending a set of corporate governance policies and principles; and

•	reviewing our governing documents, including our Articles, and recommending changes to our board of directors.

The current members of our nominating and corporate governance committee are Mr. Brown, Dr. Kilty and Dr. McCracken. Mr. Brown serves as the chairman of the nominating and corporate governance committee. Our board of directors has determined that all of the members of our nominating and corporate governance committee are independent directors under the applicable rules and regulations of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Upon completion of this offering, we will post to our website a copy of our code of business conduct and ethics that applies to all of our officers, including those officers responsible for financial reporting, directors and employees. We also intend to post amendments to this code, or any waivers of its requirements, on our website, as permitted under SEC rules and regulations. Our website is www.nexvet.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus and references to our website in this prospectus are inactive textual references only.

Non-Employee Director Compensation

We currently provide cash compensation to certain of our non-employee directors. From time to time, we have also granted option awards and restricted share units to certain of our non-employee directors as compensation for their services. The compensation of Dr. Heffernan, a director and our Chief Executive Officer, is discussed in the section of this prospectus titled “Executive Compensation.” Starting in fiscal year 2015, directors who are also our employees will not receive additional compensation for their service as directors. The following table sets forth information regarding compensation earned by our non-employee directors and director nominee during fiscal year 2014.

Name	Fees Earned or Paid in Cash (1)	Equity Awards (1)(2)	Total
Current Directors and Director Nominee
Chris Brown	$36,716	$18,357	$55,073
Ashraf Hanna, Ph.D., M.D.(3)	—	—	—
Cormac Kilty, Ph.D.	6,119	—	6,119
Joseph McCracken, DVM(3)	—	—	—
John Payne	23,253	16,063	39,316
Graeme Wald, Ph.D.(4)	6,119	—	6,119
Rajiv Patel(5)	—	—	—
Retired Directors
Andrew Gearing, Ph.D.	6,967	—	6,967
Peter Howard	24,477	16,063	40,540
Paul Wood, Ph.D.	27,820	33,503	61,323

(1)	Dollar amounts reflect the U.S. dollar equivalent of the amounts paid to our directors in Australian dollars.
(2)	Reflects the grant date fair value of all awards made during fiscal year 2014 calculated using the assumptions described in Note 13 to our consolidated financial statements included elsewhere in this prospectus. As of June 30, 2014, our non-employee directors held the following share-based awards: Mr. Brown, options to purchase 7,080 ordinary shares; Mr. Payne, restricted share units to acquire 6,195 ordinary shares; Dr. Gearing, options to purchase 8,850 ordinary shares; Mr. Howard, options to purchase 6,195 ordinary shares; and Dr. Wood, options to purchase 12,920 ordinary shares.
(3)	In September 2014, Dr. Hanna and Dr. McCracken joined our board of directors and, in connection therewith, each received restricted share units to acquire 8,820 ordinary shares. The restricted share units vested on September 30, 2014 as to 620 ordinary shares and will vest in three quarterly tranches of 1,400 ordinary shares and then in eight quarterly tranches of 500 ordinary shares.
(4)	Dr. Wald has notified our board of directors of his intention to resign as a director by June 30, 2015.
(5)	Mr. Patel is a director nominee and is expected to join our board of directors upon the completion of this offering.

Our board of directors has adopted a director compensation policy for all non-employee directors, to be effective upon completion of this offering, pursuant to which non-employee directors will be compensated for their services on our board of directors and employees who serve as directors will no longer receive separate compensation for such service. Pursuant to the policy:

•	each non-employee director will receive an annual cash retainer of $40,000 or an equivalent number of ordinary shares for the director’s service during the year;

•	the Chairman of the Board will receive an annual cash retainer of $80,000 for the Chairman’s service during the year;

•	the chairman of the audit committee will receive an additional annual fee of $15,000 for the chairman’s service during the year and each audit committee member will receive $7,500 for the member’s service during the year;

•	the chairman of the compensation committee will receive an additional annual fee of $10,000 for the chairman’s service during the year and each compensation committee member will receive $5,000 for the member’s service during the year; and

•	the chairman of the nominating and corporate governance committee will receive an additional annual fee of $7,500 for the chairman’s service during the year and each nominating and corporate governance committee member will receive $3,500 for the member’s service during the year.

The policy further provides for the grant of equity awards as follows:

•	each non-employee director appointed to our board of directors following this offering will receive an annual grant of options to purchase 3,600 ordinary shares with an exercise price of the nominal value of $0.125 per ordinary share, except that non-employee directors who are U.S. residents will receive a comparable grant of restricted share units. The options or restricted share units will vest quarterly in arrears over a 12-month period; and

•	each new non-employee director will receive an initial grant of options to purchase 6,000 ordinary shares with an exercise price of the nominal value of $0.125 per ordinary share, except that non-employee directors who are U.S. residents will receive a comparable grant of restricted share units. The options or restricted share units will vest quarterly in arrears over a 36-month period.

Each director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee on which he or she serves.

EXECUTIVE COMPENSATION

As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. The following is a discussion of compensation arrangements of our named executive officers, or NEOs, which consist of our principal executive officer and the next two most highly compensated executive officers, for fiscal year 2014. Our NEOs for fiscal year 2014 were as follows:

•	Mark Heffernan, Ph.D., Chief Executive Officer;

•	David Gearing, Ph.D., Chief Scientific Officer; and

•	Damian Lismore, Chief Financial Officer.

2014 Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid for services in all capacities by our NEOs during fiscal year 2014. The compensation described in this table and throughout this section does not include medical, group life insurance or other benefits that are available to all of our salaried employees.

Name and Principal Position	Year	Salary(1)		Bonus(1)(2)	Option Awards(1)(3)	All Other Compensation(1)		Total(1)
Mark Heffernan, Ph.D.	2014	$244,852		$90,810	$143,192	$53,543	(4)	$532,397
Chief Executive Officer
David Gearing, Ph.D.	2014	240,673		89,036	143,192	—		472,901
Chief Scientific Officer
Damian Lismore	2014	149,650	(5)	39,469	110,148	—		299,267
Chief Financial Officer

(1)	Dollar amounts reflect the U.S. dollar equivalent of the amounts paid to our NEOs. The amounts were converted to U.S. dollars from Australian dollars using the applicable exchange rates for A$ into US$. Of this amount, Australian residents received superannuation (a government-required retirement program) contributions at the statutory rate of 9.25% or 9.5% (depending on the date the contribution was due) of base salary in fiscal year 2014.
(2)	Represents amounts earned in fiscal year 2014 as bonuses awarded by our board of directors based on the achievement of company goals related to financing and corporate activities and advancement of our development programs.
(3)	Represents the grant date fair value of all awards (other than the award to Dr. Heffernan for his service as a director) made during fiscal year 2014 calculated using the assumptions described in Note 13 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Represents $21,417 in cash and $32,126 in the grant date fair value of options received by Dr. Heffernan in fiscal year 2014 for his service as a director. The option grant date fair value was determined using the assumptions described in Note 13 to our consolidated financial statements included elsewhere in this prospectus.
(5)	Mr. Lismore joined us in November 2013 and the amount reflects a partial year of service.

Outstanding Equity Awards as of June 30, 2014

The following table sets forth information regarding outstanding option awards held by our NEOs as of June 30, 2014.

	Grant Date	Option Awards
		Number of Securities Underlying Unexercised Options			Option Exercise Price(3)	Option Expiration Date
Name		Exercisable	Unexercisable
Mark Heffernan, Ph.D.	11/5/2013	—	27,611	(1)	$0.125	11/4/2020
	11/5/2013	—	6,195	(2)	0.125	11/4/2020
David Gearing, Ph.D.	11/5/2013	—	27,611	(1)	0.125	11/4/2020
Damian Lismore	11/5/2013	—	21,239	(1)	0.125	11/4/2020

(1)	Grant vested or will vest, as applicable, in equal annual installments as to 33% of the underlying ordinary shares on each of November 5, 2014, 2015 and 2016.
(2)	100% of the grant vested as to the underlying ordinary shares on November 5, 2014.
(3)	As of June 30, 2014, the exercise price per share was nil, which was revised to the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

Employment Agreements

The following summarizes the employment agreements of our NEOs, which we entered into in December 2014. The employment agreements set forth the terms and conditions of employment, including base salary, bonuses, eligibility to receive our standard employee benefit plans, equity awards and the acceleration of the vesting of share options held by the NEO upon the occurrence of certain conditions. Dr. Heffernan’s and Mr. Lismore’s employment agreements are each conditioned on his signing our standard proprietary information and inventions agreement, and Dr. Gearing’s employment agreement contains standard confidential information, invention assignment and non-competition provisions.

Mark Heffernan, Ph.D.

Dr. Heffernan has served as our Chief Executive Officer since April 2011 and as a member of our board of directors since August 2014. Following completion of this offering, he will continue to serve in that role in an “at will” capacity, will continue to be nominated by us for election to our board of directors and is expected to be based in the San Francisco Bay Area. Dr. Heffernan will receive a base salary of $450,000. He will also be eligible for an annual cash bonus of up to 45% of his annual base salary for the year in which the bonus is granted, based on his achievement of personal objectives and our achievement of corporate objectives determined by our board of directors or Compensation Committee. Contingent on his relocation to the San Francisco Bay Area prior to May 1, 2015 (or such other date as agreed to by our board of directors), Dr. Heffernan will be entitled to a one-time relocation allowance pursuant to which we will reimburse up to $119,700 of his relocation expenses (which he must repay to us if he voluntarily resigns without “good reason” within 12 months of the completion of this offering), as well as reimbursement of up to $25,000 for vacation travel in each of fiscal years 2016, 2017 and 2018.

As soon as practicable after the pricing of this offering, we have agreed to grant Dr. Heffernan a nonstatutory share option to purchase 100,000 of our ordinary shares at the greater of $15.00 per share or the public offering price, vesting 20% upon closing of this offering and thereafter in substantially equal quarterly installments on the last day of each of the next 16 calendar quarters. Dr. Heffernan will also be eligible to receive annual equity awards of up to $1.0 million in value, which may vest on service, performance or other conditions established by our board of directors. Upon a “change in control,” all equity awards held by Dr. Heffernan will become 100% vested and exercisable in full.

David Gearing, Ph.D.

Dr. Gearing has served as our Chief Scientific Officer since September 2010. Following completion of this offering, he will continue to serve in that role and is expected to continue to be based in Melbourne, Australia. Dr. Gearing will receive a base salary of $325,000 (inclusive of statutory superannuation fund contributions, currently at a rate of 9.5%). He will also be eligible for an annual cash bonus of up to 40% of his annual base salary for the year in which the bonus is granted, based on his achievement of personal objectives and our achievement of corporate objectives determined by our board of directors.

As soon as practicable after the pricing of this offering, we have agreed to grant Dr. Gearing a nonstatutory share option to purchase 100,000 of our ordinary shares at the greater of $15.00 per share or the public offering price, vesting 20% upon closing of this offering and thereafter in substantially equal quarterly installments on the last day of each of the next 16 calendar quarters. Dr. Gearing will also be eligible to receive annual equity awards of up to $300,000 in value, which may vest on service, performance or other conditions established by our board of directors. Upon a “change in control,” all equity awards held by Dr. Gearing will become 100% vested and exercisable in full.

Damian Lismore

Mr. Lismore has served as our Chief Financial Officer since November 2013. Following completion of this offering, he will continue to serve in that role in an “at will” capacity and is expected to be based in the San Francisco Bay Area. Mr. Lismore will receive a base salary of $350,000. He will also be eligible for an annual cash bonus of up to 40% of his annual base salary for the year in which the bonus is granted, based on his achievement of personal objectives and our achievement of corporate objectives determined by our board of directors or Compensation Committee. Contingent on his relocation to the San Francisco Bay Area prior to May 1, 2015 (or such other date as agreed to by our board of directors), Mr. Lismore will be entitled to a one-time relocation allowance pursuant to which we will reimburse up to $50,700 of his relocation expenses (which he must repay to us if he voluntarily resigns without “good reason” within 12 months of the completion of this offering), as well as reimbursement of up to $10,000 for vacation travel in each of fiscal years 2016, 2017 and 2018.

As soon as practicable after the pricing of this offering, we have agreed to grant Mr. Lismore a nonstatutory share option to purchase 100,000 of our ordinary shares at the greater of $15.00 per share or the public offering price, vesting 20% upon closing of this offering and thereafter in substantially equal quarterly installments on the last day of each of the next 16 calendar quarters. Mr. Lismore will also be eligible to receive annual equity awards of up to $400,000 in value, which may vest on service, performance or other conditions established by our board of directors. Upon a “change in control,” all equity awards held by Mr. Lismore will become 100% vested and exercisable in full.

Severance-Related Provisions

We may terminate Dr. Heffernan’s or Mr. Lismore’s employment at any time and for any reason, with or without cause, upon written notice. If we do so for “cause,” such executive officer would only be entitled to the prorated amount of his base salary and any accrued and used vacation or benefits through the termination date. If we do so without “cause” or either Dr. Heffernan or Mr. Lismore resigns for “good reason,” such executive officer would be entitled to continued payment of his base salary and health insurance premiums for himself and his eligible dependents for six months, a cash amount approximating the value of the annual equity award he would have received in the year of his termination (prorated through his termination date), and full acceleration of the vesting of his options and any annual equity awards (which will be exercisable for the remainder of the option term as if employment had not terminated). If either Dr. Heffernan or Mr. Lismore is terminated without “cause” or resigns for “good reason” immediately prior to, upon, or within 12 months following a “change of control,” he will be entitled to these same benefits, except that the salary continuation and health insurance premium payments will continue for 12 months rather than six months.

We may terminate Dr. Gearing’s employment at any time by giving him six months’ written notice, or 12 months’ written notice if we terminate his employment immediately prior to, upon or within 12 months following a “change of control.” If we so terminate Dr. Gearing, he is entitled to a cash amount approximating the value of the annual equity award he would have received in the year of his termination (prorated through his termination date), and full acceleration of the vesting of his options and any annual equity awards (which will be exercisable for the remainder of the option term as if employment had not terminated). We may terminate Dr. Gearing summarily without notice or any payment in lieu of notice if he commits serious misconduct, he commits a serious or persistent breach of any material term or condition of his employment agreement, he refuses or fails to comply with our lawful and reasonable directive that is not timely rectified, he engages in any fraudulent or dishonest conduct or other specified conditions arise that impact his ability to perform his duties or may bring us into disrepute.

Each of Dr. Heffernan, Dr. Gearing and Mr. Lismore may terminate his employment at any time by giving us three months’ notice, and in this case all of his unvested options and annual equity awards will not vest or be exercisable on the date his employment terminates.

Certain Definitions

For purposes of each of our NEOs’ employment agreement, a “change in control” means: (i) a merger or consolidation or the sale, or exchange by our shareholders of all or substantially all of our share capital, where our shareholders immediately before such transaction do not obtain or retain, directly or indirectly, at least a majority of the beneficial interest in the voting equity of the surviving or acquiring entity in substantially the same proportion as before such transaction; (ii) any transaction or series of related transactions to which we are a party in which in excess of 50% of our voting power is transferred, other than a transfer in which our shareholders immediately before such transfer do not obtain or retain, directly or indirectly, more than 50% of the beneficial interest in the voting equity of the entity to which the voting power of our company was transferred; or (iii) the sale or exchange of all or substantially all of our assets, other than a sale or transfer one of our subsidiaries in which our shareholders immediately before such sale or exchange do not obtain or retain, directly or indirectly, at least a majority of the beneficial interest in the voting equity of the entity acquiring our assets in substantially the same proportion as before such transaction.

For purposes of each of Dr. Heffernan’s and Mr. Lismore’s employment agreement:

•	“Cause” means: (i) his gross negligence, gross misconduct or refusal to perform his duties and responsibilities to us (including any willful act or omissions that have a material adverse effect on our reputation or financial statements) after receiving a written description of such failure and been provided with 30 days to cure such failure, or his material breach of fiduciary duties to us; (ii) his conviction of, or plea of nolo contendere to, a felony; or (iii) his engagement in acts of embezzlement or material dishonesty; and

•	“Good reason” means his resignation within 90 days after one of the following conditions has come into existence without his consent: (i) the material breach by us of any of our obligations under the employment agreement; (ii) a material reduction of his duties, position or responsibilities or his removal from such position and responsibilities, or a reduction in the level of supervisor within the organization to whom he reports; (iii) a material reduction in his base salary, unless such reduction is made in connection with a company-wide cost reduction effort; (iv) our requirement that he report to a new primary work location; or (v) a material reduction in the kind or level of employee benefits to which he is entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced such that the reduction constitutes a “material negative change” to his employment relationship (within the meaning of Section 1.409A-1(n)(2) of the United States Treasury Regulations), unless such reduction is made in connection with a company-wide cost reduction effort of similar scope for all similarly situated employees.

Employee Benefit Plans

2012 Employee Share Option Plan

In August 2012, our board of directors adopted our employee share option plan, or the 2012 Plan. Pursuant to the 2012 Plan, we issued 264,386 ordinary shares at a purchase price of $4.20 per share to employees (including executive officers), consultants and each member of our board of directors who could purchase such shares with an interest-free, limited recourse loan payable to us. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the ordinary shares issued. Because the loans were the sole consideration for the ordinary shares issued, we accounted for these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share option was expensed in 2013 when vested with a corresponding credit to additional paid in capital.

The loans were repayable within 30 days of the termination of service to us of the employee, director or consultant. Failure to pay back the loan within that time frame would have resulted in the relinquishment of those shares by the shareholder. The balance outstanding as of each of June 30, 2013 and 2014 was $1.0 million and as of September 30, 2014 was nil. We do not recognize a separate receivable for limited recourse loans. The 2012 Plan is no longer in use.

Andrew O’Brien resigned from our board of directors in November 2013 and subsequently repaid his loan under the 2012 Plan. In August 2014, for the remaining eight loans under the 2012 Plan, we repurchased 145,069 ordinary shares at a purchase price of $6.35 per ordinary share to satisfy the outstanding loans, and we issued to each former holder of such ordinary shares an option to purchase a number of ordinary shares equal to the number of ordinary shares repurchased with an exercise price of $6.35 per ordinary share. The new options expire in February 2018, consistent with the original repayment date of the loan. With respect to Dr. Heffernan, his $0.3 million loan amount was satisfied with a repurchase by us of 52,040 ordinary shares held by him and the grant to him of an option to purchase 52,040 ordinary shares. With respect to Dr. Gearing, his $0.3 million loan amount was satisfied with a repurchase by us of 46,372 ordinary shares held by him and the grant to him of an option to purchase 46,372 ordinary shares. As a result of the repurchases, all of the limited recourse loans have been repaid.

2013 Long Term Incentive Plan

In September 2013, our board of directors approved a long-term incentive plan for our employees (including executive officers), directors and consultants, pursuant to which in November 2013 we issued share options to purchase 215,799 ordinary shares and restricted share units to acquire 29,214 ordinary shares to employees, directors and consultants. The underlying ordinary shares had a fair value of $5.15 per share, but the awards had an exercise or conversion price, as applicable, of nil, as permitted under Australian law. Because Irish law requires the payment to an issuer of at least the nominal value of shares in order to acquire such shares from the issuer, any options or restricted share units with a nil exercise or conversion price became exercisable or convertible, as applicable, at the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014. In September 2014, we also issued share options to purchase 16,800 ordinary shares and restricted share units to acquire 21,240 ordinary shares to employees, directors and consultants. The underlying ordinary shares had a fair value of $6.35 per ordinary share, but the awards had an exercise or conversion price of the nominal value of $0.10 per ordinary share, which nominal value became $0.125 per ordinary share in connection with the four-for five share consolidation in November 2014. Except for share options and restricted share units held by directors (which vested either beginning in September 2014 and quarterly thereafter or in November 2014), share options and restricted share units held by employees and consultants vested or will vest, as applicable, in three equal tranches in November 2014, November 2015 and November 2016. We revised this plan in September 2014 in connection with the Irish Exchange and refer to this plan as our 2013 Plan.

As of September 30, 2014, 201,960 ordinary shares were reserved for future issuance under the 2013 Plan. The 2013 Plan will be terminated in connection with this offering and, accordingly, no ordinary shares will be available for issuance under the 2013 Plan following the completion of this offering. The 2013 Plan will continue to govern outstanding awards granted thereunder.

Appropriate adjustments will be made in the number of authorized ordinary shares and other numerical limits in our 2013 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a share split or other change in our capital structure.

The 2013 Plan is administered by our board of directors. Subject to the provisions of our 2013 Plan, the board of directors determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The board of directors has the authority to construe and interpret the terms of our 2013 Plan and awards granted under our 2013 Plan.

In the event of a change of control as described in our 2013 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under our 2013 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change of control or are not exercised or settled prior to the change of control will terminate effective as of the time of the change of control. The board of directors may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of our board of directors who are not employees will automatically be accelerated in full. Our 2013 Plan also authorizes the board of directors, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in ordinary shares upon a change of control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per ordinary share in the change of control transaction over the exercise price per ordinary share, if any, under the award.

2015 Equity Incentive Plan

In September 2014, our board of directors adopted, and in November 2014 our shareholders approved, the 2015 Equity Incentive Plan, or the 2015 Plan, which was amended by our board of directors in January 2015, to become effective as of the day immediately preceding the day on which the offering is completed. We intend to use the 2015 Plan following the completion of this offering to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of share options, restricted share units, performance shares and units and other cash-based or share-based awards.

A total of 1,280,000 of our ordinary shares are initially authorized and reserved for issuance under the 2015 Plan. This reserve will automatically increase on July 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the lesser of:

•	Four percent of the number of our ordinary shares issued and outstanding on the immediately preceding June 30; and

•	An amount determined by our board of directors.

The ordinary shares available under the 2015 Plan will not be reduced by awards settled in cash, but will be reduced by ordinary shares withheld to satisfy tax withholding obligations with respect to ordinary share options (but not other types of awards). The gross number of ordinary shares issued upon the exercise of options exercised by means of a net exercise or by tender of previously-owned ordinary shares will be deducted from the ordinary shares available under the 2015 Plan. Notwithstanding the foregoing, and subject to adjustment as described below, the maximum aggregate number of ordinary shares that may be subject to issuance at any given time under the 2015 Plan in connection with outstanding awards shall not exceed a number equal to ten percent of our total issued and outstanding ordinary shares (calculated on a non-diluted basis).

Appropriate adjustments will be made in the number of authorized ordinary shares and other numerical limits in the 2015 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a share split or other change in our capital structure. Ordinary shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2015 Plan.

The 2015 Plan generally will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2015 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2015 Plan and awards granted under it. The 2015 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2015 Plan.

The 2015 Plan will authorize the compensation committee, without further shareholder approval, to provide for the cancellation of share options with exercise prices in excess of the fair market value of the underlying ordinary shares in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying ordinary shares or a cash payment.

Awards may be granted under the 2015 Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•	Share options. The compensation committee may grant nonstatutory share options or incentive share options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of our ordinary shares with an exercise price per share determined by the administrator, which may not be less than the fair market value of an ordinary share on the date of grant. The maximum term of any share option granted under the 2015 Plan will be seven years. The maximum number of ordinary shares that may be issued as incentive share options is 1,280,000.

•	Restricted share units. Restricted share units represent rights to receive ordinary shares (or their value in cash) at a future date without payment of a purchase price, other than the nominal value per ordinary share as required by Irish law, subject to vesting or other conditions specified by the administrator. Holders of restricted share units have no voting rights or rights to receive cash dividends unless and until ordinary shares are issued in settlement of such awards. However, the administrator may grant restricted share units that entitle their holders to dividend equivalent rights.

•	Performance awards. Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2015 Plan, such as revenue, gross margin, net income or total shareholder return. To the extent earned, performance awards may be settled in cash, in ordinary shares or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until ordinary shares are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•	Cash-based awards and other share-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other share-based awards that specify a number or range of ordinary shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or ordinary shares, as determined by the administrator. The holder of such an award will have no voting rights or right to receive cash dividends unless and until ordinary shares are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other share-based awards.

In the event of a change of control as described in the 2015 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2015 Plan or substitute substantially equivalent awards. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. Any awards which are not assumed, continued or substituted for in connection with a change of control or are not exercised or settled prior to the change of control will terminate effective as of the time of the change of control. Notwithstanding the foregoing, except as otherwise provided in an award agreement governing any award as determined by the compensation committee and subject to applicable law, any award that is not assumed, continued or substituted for in connection with a change of control shall become fully vested and exercisable and/or settleable immediately prior to, but conditioned upon, the consummation of the change of control. The 2015 Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change of control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per ordinary share in the change of control transaction over the exercise price per share, if any, under the award.

The 2015 Plan will continue in effect until it is terminated by our board of directors, provided, however, that all awards will be granted, if at all, within ten years of its effective date. The board of directors may amend, suspend or terminate the 2015 Plan at any time, provided that without shareholder approval the 2015 Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive share options or effect any other change that would require shareholder approval under any applicable law or listing rule.

Indemnification

To the fullest extent permitted by Irish law, our Articles contain indemnification for the benefit of our directors and executive officers. However, as to our directors and company secretary, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Acts will be void, whether contained in its articles of association or any contract between the company and the director or company secretary. This restriction does not apply to our executive officers who are not directors, the company secretary or other persons who would be considered “officers” within the meaning of the Irish Companies Acts.

We are permitted under our Articles and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we expect to purchase and maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Articles. These agreements, among other things, provide that we will to the extent permitted under our Articles and the Irish Companies Acts indemnify and provide expense advancement for our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The indemnification provisions in our Articles may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our ordinary shares as of January 26, 2015, for each of our directors, our director nominee, each of our named executive officers, all of our directors, director nominee and executive officers as a group and each person or group of affiliated persons who is known by us to own beneficially more than five percent of our outstanding ordinary shares. The table is based upon information supplied by officers, directors, director nominee and principal shareholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose, including for purposes of Section 13(d) or 13(g) of the Exchange Act. In calculating the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding all ordinary shares underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days from January 26, 2015, or the measurement date, and all restricted share units that are convertible within 60 days from the measurement date. These ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and subject to community property laws where applicable, we believe the persons named in the following table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Each shareholder’s percentage ownership is based on 7,173,942 ordinary shares outstanding as of January 26, 2015, assuming the automatic conversion of all of our outstanding preference shares into 5,937,160 ordinary shares upon the completion of this offering. Percentage ownership after this offering assumes our sale of 4,000,000 ordinary shares in this offering, but no other transactions in our securities after the measurement date.

Unless otherwise indicated, the address of each beneficial owner is c/o NIBRT, Fosters Avenue, Mount Merrion Blackrock, Co. Dublin, Ireland.

		Percent of Outstanding Shares
Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Prior to this Offering	After this Offering
Named Executive Officers, Directors and Director Nominee:
Mark Heffernan, Ph.D.(1)	286,423	4.0%	2.6%
David Gearing, Ph.D.(2)	390,828	5.4	3.5
Damian Lismore(3)	25,951	*	*
Chris Brown(4)	17,680	*	*
Ashraf Hanna, Ph.D., M.D.	2,020	*	*
Cormac Kilty, Ph.D.(5)	133,164	1.9	1.2
Joseph McCracken, DVM	2,400	*	*
John Payne	7,995	*	*
Graeme Wald(6)	20,671	*	*
Rajiv Patel(7)(10)(12)(16)	2,474,996	31.5	20.9
All directors, director nominee and executive officers as a group (12 persons)(8)	3,385,815	42.5	28.3

5% or Greater Shareholders:
Adage Capital Partners, LP(9)	825,000	11.2	7.2
Akubra Investors, LLC(10)	779,164	10.5	6.8
AustralianSuper Pty Ltd ATF AustralianSuper(11)	455,096	6.3	4.1
Bushranger Funding, LLC(12)	840,296	11.4	7.4
Foresite Capital Fund II, LP(13)	733,332	9.9	6.4
Irrus Investments Nominee Limited(14)	662,134	9.1	5.9
One Funds Management Limited ATF Asia Pacific Healthcare Fund II(15)	864,272	11.9	7.7
Ute Holdings, LLC(16)	855,536	11.5	7.5

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)	Includes 234,383 ordinary shares, and 52,040 ordinary shares issuable upon the exercise of options within 60 days of the measurement date, held by Mark Heffernan and his spouse, Patricia Heffernan, as trustees for M&T Heffernan A/C, as to which Dr. Heffernan and Ms. Heffernan, have shared voting and dispositive power.
(2)	Includes 83,664 ordinary shares held by DJGearing Pty Ltd, as trustee for Gearing Family Superannuation Fund, and 260,792 ordinary shares, and 46,372 ordinary shares issuable upon the exercise of options within 60 days of the measurement date, held by Gearing Family Pty Ltd as trustee for Gearing Family A/C, as to which David Gearing and his spouse, Julie Gearing, have shared voting and dispositive power.
(3)	Includes 20,804 ordinary shares, and 5,147 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date, held by Glenariff Superannuation Pty Ltd, as to which Mr. Lismore and his spouse, Martina Lismore, have shared voting and dispositive power.
(4)	Includes 8,800 ordinary shares held by Elsing Pty Ltd, as to which Mr. Brown has sole voting and dispositive power, and 8,880 ordinary shares issuable upon the exercise of options within 60 days of the measurement date.
(5)	Includes 1,800 ordinary shares issuable upon the exercise of options within 60 days of the measurement date.
(6)	Includes 7,548 ordinary shares, and 2,831 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date, held by JanCutz Pty Ltd, and 6,176 ordinary shares, and 2,316 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date, held by Wald Funds Pty Ltd, as to which Mr. Wald has sole voting and dispositive power. Also includes 1,800 ordinary shares issuable upon the exercise of options within 60 days of the measurement date.
(7)	Mr. Patel is a director nominee and is expected to join our board of directors upon the completion of this offering.
(8)	Includes 688,313 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date and 110,892 ordinary shares issuable upon the exercise of options within 60 days of the measurement date.
(9)	Includes 225,000 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. Adage Capital Partners, GP, LLC, or ACPGP, serves as the general partner of Adage Capital Partners, LP, or the Fund, and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC, or ACA, is the managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACA. Mr. Atchinson and Mr. Gross disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02110.
(10)	Includes 212,500 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. The members of Akubra Investors, LLC, or Akubra, are: FCIP XR 2014, L.L.C., or FCIP XR; and Noonday Special Situation Partners, L.P., or NSSP. FCIP XR and NSSP together are referred to as the Farallon Akubra Funds. Farallon Capital Institutional Partners, L.P., or FCIP, is the sole member of FCIP XR and may be deemed to beneficially own the ordinary shares owned indirectly by FCIP XR. Farallon Partners, L.P., or FP, is the general partner of FCIP and may be deemed to beneficially own the ordinary shares owned indirectly by FCIP XR. NGP, L.L.C., or NGP, is the general partner of NSSP and may be deemed to beneficially own the ordinary shares owned indirectly by NSSP. Farallon is the manager of NGP and may be deemed to beneficially own the ordinary shares owned indirectly by NSSP. As managing members of Farallon and of FP, with the power to exercise investment discretion, each of Michael Fisch, Richard Fried, Daniel Hirsch, David Kim, Monica Landry, Michael Linn, Rajiv Patel, Thomas Roberts, Jr., Andrew Spokes, John Warren and Mark Wehrly, or collectively, the Farallon Managing Members, may be deemed to beneficially own the ordinary shares indirectly owned by each of the Farallon Akubra Funds. Each of the Farallon Akubra Funds, FCIP, FP, NGP, Farallon and the Farallon Managing Members disclaims beneficial ownership of the ordinary shares held by Akubra. The address of Akubra is One Maritime Plaza, Suite 2100, San Francisco, California 94111.
(11)	Includes 59,344 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. Dr. Chris Nave and Dr. Stephen Thompson, of BCP2 Pty Ltd, as attorney and manager of AustralianSuper Pty Ltd as trustee for AustralianSuper, have voting and dispositive power with respect to these ordinary shares. The address of AustralianSuper Pty Ltd ATF AustralianSuper is c/o Brandon Capital Partners, Level 9, 278 Collins Street, Melbourne, Victoria, 3000, Australia.
(12)	Includes 229,172 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. The members of Bushranger Funding, LLC, or Bushranger, are: FCP XR 2014, L.L.C., or FCP XR; Farallon Capital Institutional Partners III, L.P., or FCIP III; and Farallon Capital AA Investors, L.P., or FCAAI. FCP XR, FCIP III, and FCAAI together are referred as the Farallon Bushranger Funds. Farallon Capital Partners, L.P., or FCP, is the sole member of FCP XR and may be deemed to beneficially own the ordinary shares owned indirectly by FCP XR. FP is the general partner of FCP and of FCIP III and may be deemed to beneficially own the ordinary shares owned indirectly by FCP and FCIP III. Farallon AA GP, L.L.C., or FAAGP, is the general partner of FCAAI and may be deemed to beneficially own the ordinary shares owned indirectly by FCAAI. FP is the sole member of FAAGP and may be deemed to beneficially own the ordinary shares owned indirectly by FCAAI. As managing members of FP with the power to exercise investment discretion, each of the Farallon Managing Members may be deemed to beneficially own the ordinary shares indirectly owned by each of the Farallon Bushranger Funds. Each of the Farallon Bushranger Funds, FCP, FP, FAAGP and the Farallon Managing Members disclaims beneficial ownership of the ordinary shares held by Bushranger. The address of Bushranger is One Maritime Plaza, Suite 2100, San Francisco, California 94111.
(13)	Includes 200,000 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. As managing member of Foresite Capital Management II, LLC, James Tananbaum has voting and dispositive power with respect to these ordinary shares. Foresite Capital Management II, LLC, is the general partner of Foresite Capital Fund II, LP. The address of Foresite Capital Fund II, LP is c/o Foresite Capital Management, LLC, 101 California Street, Suite 4100, San Francisco, California 94111.

(14)	Includes 80,250 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. Aidan O’Driscoll, as the authorized director of Irrus Investments Nominee Limited, has voting and dispositive power with respect to these ordinary shares. The address of Irrus Investments Nominee Limited is No. 1 Grants Row, Second Floor, Mount Street Lower, Dublin 2, Ireland.
(15)	Includes 90,900 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. Justin Epstein, as the authorized director of One Funds Management Limited, the trustee for Asia Pacific Healthcare Fund II, has voting and dispositive power with respect to these ordinary shares. The address of One Funds Management Limited ATF Asia Pacific Healthcare Fund II is Level 13, 20 Hunter Street, Sydney, New South Wales, 2000, Australia.
(16)	Includes 233,328 ordinary shares issuable upon the exercise of warrants within 60 days of the measurement date. The members of Ute Holdings, LLC, or Ute, are: FCOI II Special Situation 2014, Ltd., or FCOI II SS; Farallon Capital Institutional Partners II, L.P., or FCIP II; and Farallon Special Situation Partners VI, L.P., or FSSP VI. FCOI II SS, FCIP II, and FSSP VI together are referred to as the Farallon Ute Funds. Farallon Capital Offshore Investors II, L.P., or FCOI II, is the sole owner of FCOI II SS and may be deemed to beneficially own the ordinary shares owned indirectly by FCOI II SS. FP is the general partner of FCOI II SS and of FCIP II and may be deemed to beneficially own the ordinary shares owned indirectly by FCOI II SS and FCIP II. Farallon Partners GP VI, L.L.C., or FPGP VI, is the general partner of FSSP VI and may be deemed to beneficially own the ordinary shares owned indirectly by FSSP VI. FP is the sole member of FPGP VI and may be deemed to beneficially own the ordinary shares owned indirectly by FSSP VI. As managing members of FP with the power to exercise investment discretion, each of the Farallon Managing Members may be deemed to beneficially own the ordinary shares indirectly owned by each of the Farallon Ute Funds. Each of the Farallon Ute Funds, FCOI II, FP, FPGP VI and the Farallon Managing Members disclaims beneficial ownership of the ordinary shares held by Ute. The address of Ute is One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Entities affiliated with Farallon, AustralianSuper Pty Ltd ATF AustralianSuper and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $7.0 million, $3.0 million and $2.0 million, respectively, of our ordinary shares in this offering at the initial public offering price, or an aggregate of 827,583 shares based on an initial public offering price of $14.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering. If these entities purchase any of these shares, the number of shares beneficially owned by them after this offering, and the percentage of our ordinary shares beneficially owned by them after this offering, will differ from that set forth in the table above. In addition, if these entities purchase all of these shares, the number of shares beneficially owned by all of our executive officers, directors and shareholders who beneficially own more than 5% of our outstanding ordinary shares after this offering would increase from 6,925,649 to 7,718,750, and the percentage of ordinary shares beneficially owned by this group after this offering would decrease from approximately 90.9% to approximately 61.7%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since July 1, 2011, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than five percent of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the arrangements described in the sections of this prospectus titled “Management—Non-Employee Director Compensation” and “Executive Compensation” and the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Loan Repayment

In May 2012, David Gearing, one of our co-founders and our Chief Scientific Officer, loaned us $0.2 million, accruing interest at 15% per annum. In February 2013, we repaid the loan together with $21,000 in accrued interest.

Consulting Agreements

Andrew Gearing is a former director, one of our co-founders and a brother of David Gearing, one of our co-founders and our Chief Scientific Officer. Andrew Gearing serves on the board of directors of Biocomm Squared Pty Ltd. In December 2013, we entered into a consulting agreement with Biocomm Squared Pty Ltd for research and development support services, which was amended in April 2014. In addition, we entered into an agreement with Biocomm Squared Pty Ltd in November 2011 for assistance in obtaining partnering arrangements with Japanese entities. We paid Biocomm Squared Pty Ltd $0.1 million and $0.2 million for fiscal years 2013 and 2014, respectively, related to these agreements.

Robert Gearing is the brother of David Gearing, one of our co-founders and our Chief Scientific Officer, and owns and operates Ridge Biotechnology Consulting, LLC. In April 2011 and April 2012, we entered into consulting agreements with Ridge Biotechnology Consulting, LLC for the provision of manufacturing consulting services, and we entered into a new consulting agreement with Ridge Biotechnology Consulting, LLC in January 2014. We paid Ridge Biotechnology Consulting, LLC $0.1 million for fiscal year 2014 related to these agreements.

SIRPS and Series B Financings

Between March 2013 and June 2013, Nexvet Australia issued an aggregate of 293,915 SIRPS preference shares to various existing and new shareholders at the price of $5.10 per share, for aggregate gross consideration of $1.5 million. Between July 2013 and September 2013, Nexvet Australia issued an aggregate of 72,442 SIRPS preference shares to four new investors at the price of $5.25 per share, for aggregate gross consideration of $0.4 million. Between September 2013 and December 2013, Nexvet Australia issued an aggregate of 863,725 SIRPS preference shares at the price of $5.15 per share to new and existing shareholders, for aggregate gross consideration of $4.4 million. In addition, Nexvet Australia issued 8,849 SIRPS preference shares for professional services rendered in connection with the SIRPS preference shares financing (the equivalent of A$50,000). Each SIRPS preference share was consolidated on a one-for-four basis in August 2014, then exchanged on a one-for-one basis for SIRPS preference shares in connection with the Irish Exchange and then consolidated on a four-for-five basis in November 2014.

In April 2014 and May 2014, Nexvet Australia issued an aggregate of 4,200,006 Series B preference shares in a private placement transaction at the purchase price of $7.50 per share and warrants to purchase an aggregate of 1,574,998 ordinary shares with an exercise price of $8.625 per ordinary share to 27 investors for aggregate gross consideration of $31.5 million. Each Series B preference share was consolidated on a one-for-four basis in August 2014, then exchanged on a one-for-one basis for Series B preference shares in connection with the Irish Exchange and then consolidated on a four-for-five basis in November 2014. In addition to the warrants issued to the Series B shareholders, further warrants to purchase 192,000 ordinary shares were issued to advisors with an exercise price of $7.50 per share.

The following table summarizes the ordinary shares, preference shares and warrants purchased by our executive officers, directors and holders of five percent or more of our capital shares and their affiliated entities since July 1, 2011 that involved an amount over $120,000:

Investors	Ordinary Shares	SIRPS Preference Shares	Series B Preference Shares	Warrants to Purchase Ordinary Shares	Total Purchase Price
Mark Heffernan, Ph.D.	214,560	4,424	—	—	$329,482
David Gearing, Ph.D.	335,256	—	—	—	635,787

Participation in this Offering

Entities affiliated with Farallon, which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering.

Shareholders Agreement and Registration Rights Agreement

In connection with our Series B preference share financing, we amended and restated our shareholders agreement pursuant to which we undertook to provide registration rights to the holders of our Series B preference shares. We amended and restated the shareholders agreement again in September 2014 in connection with the Irish Exchange. The shareholders agreement terminates upon the completion of this offering. In connection with this offering, we entered into a registration rights agreement with each holder of our Series B preference shares that grants such holder certain demand, Form S-3 and piggyback registration rights, which expressly superseded any registration rights under the shareholders agreement. Parties to the shareholders agreement and registration rights agreement include all of our executive officers and directors, other than John Payne, directly or indirectly through trusts for their benefit (Mark Heffernan, Chief Executive Officer and a director; David Gearing, Chief Scientific Officer; Damian Lismore, Chief Financial Officer; Geraldine Farrell, Vice President Operations and General Counsel; and Colin Giles, Vice President Clinical and Regulatory Affairs; Chris Brown, Chairman of the Board; Cormac Kilty, director; and Graeme Wald, director), and all of our five percent or greater shareholders (Adage Capital Partners, LP; Akubra Investors, LLC; AustralianSuper Pty Ltd; Bushranger Funding, LLC; Foresite Capital Fund II, LP; Irrus Investments Nominee Limited; One Funds Management Limited ATF Asia Pacific Healthcare Fund II; and Ute Holdings, LLC). After this offering, the holders of 4,200,016 ordinary shares outstanding as of September 30, 2014 and 1,574,998 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2014, or their permitted transferees, are entitled to these registration rights. For a description of these registration rights, please see the section of this prospectus titled “Description of Share Capital—Registration Rights.”

Sales of Convertible Notes

From August 2010 through December 2011, Nexvet Australia issued A$1.4 million in an aggregate amount of notes convertible into ordinary shares to nine accredited investors. The convertible notes converted into 534,545 ordinary shares at A$2.59 per ordinary share upon the closing of our seed financing round.

The following table summarizes purchases of convertible notes by our executive officers, directors and holders of more than five percent of our ordinary shares and their affiliated entities since July 1, 2011 that involved an amount over $120,000:

Investors	Convertible Notes (Principal Amount)	Ordinary Shares (Issued upon Conversion)
David Gearing, Ph.D.	$341,662	124,734
Cormac Kilty, Ph.D.	360,839	131,367

Policy for Approval of Related Party Transactions

Our audit committee will be responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than five percent of our securities, immediate family members of the foregoing persons, and any other persons whom our board of directors determines may be considered related parties, has or will have a direct or indirect material interest. If advance approval is not feasible, the audit committee has the authority to ratify a related party transaction at the next audit committee meeting. For purposes of our audit committee charter, a material interest is deemed to be any consideration received by such a party in excess of $100,000 per year.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that our committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by our committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of our committee. This approval authority may also be delegated to the chairman of the audit committee in respect of any transaction in which the expected amount is less than $250,000. No related party transaction may be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our shareholders, taking into account all available facts and circumstances as our committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the material terms of the transaction, the nature of the related party’s interest in the transaction, the significance of the transaction to the related party and the nature of our relationship with the related party, the significance of the transaction to us, and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in our best interest. No member of the audit committee may participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party, except that such member of the audit committee will be required to provide all material information concerning the related party transaction to the audit committee.

DESCRIPTION OF SHARE CAPITAL

The following summary describes our share capital that will be in effect upon completion of this offering. Because the following is only a summary, it does not purport to be complete or to contain all of the information which may be important to you and is qualified in its entirety by reference to the Irish Companies Acts and the complete text of our Articles.

Authorized Share Capital

Upon the completion of this offering, our authorized share capital will be €40,000, divided into 400 Euro deferred shares with a nominal value of €100.00 per share, and $12,600,000, divided into 100,000,000 ordinary shares with a nominal value of $0.125 per share and 10,000,000 undesignated preference shares with a nominal value of $0.01 per share.

The authorized and issued share capital includes 400 Euro deferred shares which are required in order to satisfy statutory requirements for the re-registration of an Irish private limited company into an Irish public limited company. The holders of the Euro deferred shares are not entitled to receive any dividend or distribution, to attend, speak or vote at any general meeting, and have no effective rights to participate in the assets of our company.

We may issue shares subject to the maximum authorized share capital contained in our Articles. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of our shareholders (referred to under Irish law as an “ordinary resolution”). Our authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary or preference shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. We expect that we will seek to renew such general authority at a general meeting before the end of that five-year period.

The rights and restrictions to which the ordinary shares will be subject are prescribed in our Articles. Our Articles permit our board of directors, without shareholder approval, to determine the terms of the preference shares that we may issue. Our board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Preemption Rights, Share Warrants and Share Options

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these preemption rights in our Articles as permitted under Irish law. Irish law requires this opt-out to be renewed at least every five years by a resolution approved by not less than 75% of the votes cast at a general meeting of the shareholders (referred to under Irish law as a “special resolution”). If the opt-out is not renewed, shares issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. The statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a share-for-share acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee share option or similar equity plan.

Our Articles provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. We will be subject to the rules of Nasdaq and the Irish Companies Acts, which require shareholder approval of certain equity plan and share issuances. Our board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Share Options and Restricted Share Units

As of September 30, 2014, we had outstanding share options to purchase 358,553 ordinary shares and restricted share units to acquire 50,454 ordinary shares, all of which were subject to vesting requirements. The original nil exercise price of certain of these options and the original nil conversion price of certain of these restricted share units were revised to the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

Warrants

As of September 30, 2014, we had outstanding warrants to purchase up to 1,766,998 ordinary shares, with a weighted-average exercise price of $8.50 per ordinary share.

The subscription agreement for the sale of our Series B preference shares provides that if our board of directors approves an initial public offering of our ordinary shares and warrants to purchase at least 200,000 ordinary shares remain outstanding at that time, then our board of directors must ensure, subject to the relevant rules of the applicable stock exchange, that such warrants will be listed as part of the undertaking of that initial public offering. This right was waived in connection with this offering.

Some of these warrants have a net exercise provision under which its holder may elect to pay to us the nominal value of the applicable shares, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of ordinary shares based on the fair market value of our ordinary shares at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of ordinary shares issuable upon the exercise of the warrant in the event of share splits, reorganizations, reclassifications and consolidations.

Registration Rights

In January 2015, we entered into a registration rights agreement with each holder of our Series B preference shares that grants the holder certain demand, Form S-3 and piggyback registration rights for the ordinary shares issuable upon the conversion of the Series B preference shares or acquired after the date of the registration rights agreement, including ordinary shares acquired upon conversion or exercise of any warrants or other securities held by such holder, as described below. We refer to the ordinary shares with these registration rights as “registrable securities.” These holders have agreed not to exercise any registration rights they may acquire until the date beginning 180 days after the date of this prospectus.

The following is a summary of the registration rights.

Demand Registration Rights

Holders of registrable securities representing at least 10% of our outstanding ordinary shares may, on not more than two occasions, request that we register all or a portion of their registrable securities. However, we will not be required to effect a registration on Form S-1 if we have previously effected a registration on Form S-1 within the 180-day period preceding the request for registration on Form S-1. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of ordinary shares such holders may include.

Form S-3 Registration Rights

Holders of registrable securities representing at least five percent of our outstanding ordinary shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3. These holders may make an unlimited number of requests for registration on Form S-3. However, we will not be obligated to effect a registration on Form S-3 if (i) we have previously effected a registration on Form S-1 within the 90-day period preceding the request for registration on Form S-3, or (ii) we have effected two registrations on Form S-3 within the 12-month period preceding the request for registration on Form S-3. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of ordinary shares such holders may include.

Piggyback Registration Rights

In the event that we determine to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans or corporate reorganizations, a registration on any form that does not include substantially the same information as would be required in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issued upon conversion of debt securities that are also being registered, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of ordinary shares included in the registration, to include their registrable securities in the registration.

Expenses of Registration

We will pay the registration expenses of the holders of ordinary shares registered pursuant to the demand, Form S-3, and piggyback registration rights described above. We will also pay the fees, not to exceed $20,000, of one counsel to the selling holders.

Expiration of Registration Rights

The demand, Form S-3 and piggyback registration rights described above will expire, with respect to any particular shareholder, when that shareholder can sell all of its ordinary shares without registration and without restrictions under applicable securities laws, including volume limitations. The registration rights will also terminate upon specified corporate events, including the closing of a merger, consolidation, share exchange or reorganization of us with or into another entity.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction of capital approved by the Irish High Court without restriction, or a reorganization of capital.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant accounts.” The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice.

Our Articles authorize our board of directors to declare dividends without shareholder approval to the extent they appear justified by profits lawfully available for distribution. Our board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Our board of directors may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by our board of directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

Our board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to us in relation to our ordinary shares.

Our board of directors may also authorize us to issue shares with preference rights to participate in dividends we declare. The holders of preference shares may, depending on their terms, rank senior to the ordinary shares in terms of dividend rights or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, please see the section of this prospectus titled “Taxation—Irish Tax Considerations—Irish Dividend Withholding Tax.”

Bonus Shares

Under our Articles, upon recommendation of our board of directors, the shareholders by ordinary resolution may authorize our board of directors to capitalize any amount for the time being standing to the credit of any of our reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Share Repurchases and Redemptions

Overview

Our Articles provide that any ordinary share that we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by us may technically be effected as a redemption of those shares as described under “—Repurchases and Redemptions.” If our Articles did not contain such provision, repurchases by us would be subject to many of the same rules that apply to purchases of ordinary shares by subsidiaries described under “—Purchases by Subsidiaries,” including the shareholder approval requirements described below, and the requirement that any purchases on market be effected on a “recognized stock exchange,” which, for purposes of the Irish Companies Acts, includes Nasdaq.

Except where otherwise noted, references elsewhere in this prospectus to repurchasing or buying back our ordinary shares refer to the redemption of ordinary shares by us or our purchase of ordinary shares by one of our subsidiaries, in each case in accordance with our Articles and Irish law as described below.

Repurchases and Redemptions

Under Irish law, subject to the conditions summarized below a company may issue redeemable shares and may only redeem them out of distributable reserves or the proceeds of a new issue of ordinary shares for that purpose. As described in “—Dividends,” we do not expect to have any distributable reserves for the foreseeable future. We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of our Articles described above, shareholder approval will not be required to redeem our ordinary shares.

We may also be given an additional general authority to purchase our own shares on market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Our board of directors may also issue preference shares, which may be redeemed at the option of either us or the shareholder, depending on the terms of such preference shares. Please see “—Authorized Share Capital” above for additional information on preference shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under Irish law, an Irish or non-Irish subsidiary may purchase our ordinary shares either on market or off market. For one of our subsidiaries to make purchases on market of our ordinary shares, the shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of our ordinary shares is required. For a purchase by a subsidiary off market, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by our shareholders at our registered.

In order for one of our subsidiaries to make an on market purchase of our ordinary shares, such shares must be purchased on a “recognized stock exchange.” Nasdaq, on which we have applied to list our ordinary shares, is specified as a recognized stock exchange for this purpose by Irish law.

The number of ordinary shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds any of our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Our Articles provide that we will have a first and paramount lien on every share that is not a fully-paid-up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. However, directors may only call for any unpaid amounts in respect of any Euro deferred shares to be paid in the event and for the purposes of our winding up. These provisions are customary in the articles of association of an Irish public company limited by shares such as our company and will only be applicable to shares that have not been fully-paid-up.

Consolidation and Division; Subdivision

Under our Articles, we may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares or subdivide our shares into smaller amounts than are fixed by our Articles.

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital in any manner permitted by the Irish Companies Acts.

Annual Meetings of Shareholders

We will be required to hold an annual general meeting within 18 months of our incorporation and thereafter at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after our fiscal year-end. We will hold our first annual general meeting in 2015.

Notice of an annual general meeting must be given to all of our shareholders and to our auditors. Our Articles provide for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s compensation (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Our Articles provide that a resolution on other proposals may only be proposed at an annual general meeting if (i) it is proposed by or at the direction of our board of directors, (ii) it is proposed at the direction of the Irish High Court, (iii) it constitutes the nomination of one or more persons for election to our board of directors in compliance with the procedures as set out in our Articles, (iv) it is proposed on the requisition in writing of such number of members as is prescribed by, and is made in accordance with, Section 132 of the Irish Companies Act or (v) the chairman of the meeting decides, in his or her absolute discretion, that the resolution may properly be regarded as within the scope of the relevant meeting.

Our Articles provide that shareholder nominations of persons to be elected to our board of directors at an annual general meeting must be made following written notice to our secretary executed by a shareholder accompanied by certain background and other information specified in our Articles. Such written notice and information must be received by our secretary not less than 90 days nor more than 150 days before the first anniversary of the date of our proxy statement was first released for the prior year’s annual general meeting.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of our company may be convened by (i) our board of directors, (ii) on requisition of our shareholders holding not less than 10% of the paid-up share capital of our carrying voting rights, (iii) on requisition of our auditors or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all our shareholders and to our auditors. Under Irish law and our Articles, the minimum notice periods are 21 days in writing for an extraordinary general meeting to approve a special resolution and 14 days in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, our board of directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.

If our board of directors becomes aware that our net assets are not greater than half of the amount of our called-up share capital, it must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

Our Articles provide that no business shall be transacted at any general meeting unless a quorum is present. One or more of our shareholders present in person or by proxy holding not less than a majority of our issued and outstanding ordinary shares entitled to vote at the meeting in question constitute a quorum.

Adjournment of Meetings

Our Articles provide that if within one hour after the time appointed for a general meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week at the same time and place or otherwise as our board of directors determines, unless convened by shareholder requisition, in which case the meeting is dissolved. If at the adjourned meeting a quorum is not present within one hour after the time appointed for the meeting the shareholders present shall be a quorum.

If a quorum is present, the chairman of the meeting may adjourn a general meeting with the consent of, and must adjourn the meeting at the direction of, the shareholders. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Voting

Our Articles provide that our board of directors or its chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Each shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder of ours. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Articles, which permit shareholders to notify us of their proxy appointments electronically in such manner as may be approved by our board of directors.

In accordance with our Articles, our board of directors may from time to time authorize us to issue preference shares. These preference shares may have such voting rights as may be specified in the terms of such preference shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preference shares). Treasury shares or our shares held by our subsidiaries will not be entitled to be voted at general meetings of shareholders.

Irish law requires special resolutions of our shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending our objects or memorandum of association;

•	amending our Articles;

•	approving a change of our name;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares;

•	re-registration of our company from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the memorandum and articles of association do not provide otherwise);

•	purchase of our ordinary shares off market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement with creditors or shareholders;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up; and

•	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under our Articles and the Irish Companies Acts, any variation of class rights attaching to our issued shares must be approved by a special resolution of our shareholders of the affected class or with the consent in writing of the holders of 75% of all the votes of that class of shares.

The provisions of our Articles relating to general meetings apply to general meetings of the holders of any class of our shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of our ordinary shares, a quorum consists of the holders present in person or by proxy representing at least one half of the issued shares of the class.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of our Articles and any act of the Irish Government which alters our memorandum; (ii) inspect and obtain copies of our minutes of general meetings and resolutions; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any of our subsidiaries which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors will also have the right to inspect all our books, records and vouchers. The auditors’ report must be circulated to the shareholders with our financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at our annual general meeting.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

•	a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•	through a tender or takeover offer by a third party for all of our shares. Where the holders of 80% or more of our ordinary shares have accepted an offer for their shares in our company, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on the main securities market of the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%; and

•	it is also possible for us to be acquired by way of a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution. If we are being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as our company and a company incorporated in the EEA, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that we acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Corporate Governance

Our Articles allocate authority over our day-to-day management to our board of directors. Our board of directors may then delegate our management to committees of our board of directors (consisting of one or more members of our board of directors) or executive officers, although our board of directors will remain responsible, as a matter of Irish law, for the proper management of our affairs. The proceedings of committees are governed by the Articles regulating the proceedings of directors. A vote at any committee meeting will be determined by a majority of votes of the members present.

Our board of directors has a standing audit committee, a compensation committee and a nominating and corporate governance committee, with each committee comprised solely of independent directors, as prescribed by Nasdaq rules. We have also adopted corporate governance policies, including a code of conduct and an insider trading policy.

The Irish Companies Acts provide for a minimum of two directors. Our Articles provide that our board of directors may determine the size of our board of directors from time to time.

Our board of directors shall be divided into two classes, designated Class I and Class II. The term of the initial Class I directors shall terminate on the date of the 2015 annual general meeting, and the term of the initial Class II directors shall terminate on the date of the 2016 annual general meeting. At each annual general meeting of shareholders, beginning in 2015, successors to the class of directors whose term expires at that annual general meeting will be elected for a two-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the same number of directors in each class as nearly as possible or as the Chairman of the Board may determine in his or her discretion. In no case will a decrease in the number of directors shorten the term of any incumbent director. A director may hold office until the annual general meeting of the year in which his or her term expires and until his or her successor is elected and duly qualified, subject to his or her prior death, resignation, retirement, disqualification or removal from office.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. Accordingly, our Articles provide that if, at any general meeting of our shareholders, the number of directors is reduced below the minimum prescribed by our Articles due to the failure of any person nominated to be a director to be elected, then, in such circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each director elected in this manner will remain a director (subject to the provisions of the Irish Companies Acts and our Articles) only until the conclusion of our next annual general meeting unless he or she is reelected.

Under the Irish Companies Acts and notwithstanding anything contained in our Articles or in any agreement between us and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) that the director may have against us in respect of his removal.

Our Articles provide that our board of directors may fill any vacancy occurring on our board of directors. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class.

Legal Name; Formation; Fiscal Year; Registered Office

Nexvet Biopharma Limited was incorporated in Ireland in August 2014 as a private limited company (registration number 547923). Nexvet Biopharma Limited then re-registered as a public limited company known as Nexvet Biopharma public limited company in September 2014. Our fiscal year ends on June 30 and our registered address is 88 Harcourt Street, Dublin 2, Ireland.

Duration; Dissolution; Rights upon Liquidation

The duration of our company will be unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Our company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.

If our Articles contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to our shareholders in proportion to the paid-up nominal value of the shares held. Our Articles provide that our ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

Uncertificated Shares

Holders of our ordinary shares will not have the right to require us to issue certificates for their shares, except for legended shares. We will only issue uncertificated ordinary shares.

No Sinking Fund

Our ordinary shares do not have sinking fund provisions.

Transfer and Registration of Shares

Our transfer agent will maintain the share register, registration in which will be determinative of ownership of our ordinary shares. A shareholder of our company who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially but not directly to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into (or out of ) his or her own broker account. Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares outside of DTC may transfer those shares into DTC without giving rise to Irish stamp duty provided that: (i) there is no change in beneficial ownership of the shares; and (ii) at the time of the transfer into (or out of) DTC there is no agreement in place for the sale of the shares by the beneficial owner to a third party.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. We, in our absolute discretion and insofar as the Irish Companies Acts or any other applicable law permits, may, or may procure that a subsidiary of our company shall, pay Irish stamp duty arising on a transfer of our ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of such ordinary shares which would otherwise be payable by the transferee is paid by our company or any subsidiary of our company on behalf of the transferee, then in those circumstances, we shall, on our behalf or on behalf of our subsidiary, be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares and (iii) claim a first and permanent lien on the ordinary shares on which stamp duty has been paid by us or our subsidiary for the amount of stamp duty paid. Our lien shall extend to all dividends paid on those ordinary shares. Our Articles delegate the authority to execute an instrument of transfer on behalf of a transferring party by the directors to a person.

In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty, subject to the reimbursement and set-off rights described above. In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with the transfer and that we will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the buyer will be registered as the legal owner of the relevant shares on our official Irish share register, subject to the suspension right described below.

Our directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

Differences in Corporate Law Between Ireland and The State Of Delaware

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. We have set below a summary of the differences between the provisions of the Irish Companies Acts applicable to us and the Delaware General Corporation Law relating to stockholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Irish law and Delaware law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

The rights of our shareholders will be governed by applicable Irish law, including the Irish Companies Acts, and by our Articles. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Irish Companies Acts and our Articles.

	Delaware	Ireland
Authorized Capital	Under Delaware law, the board of directors without stockholder approval may approve the issuance of authorized but unissued shares of capital stock that are not otherwise committed for issuance.	Under Irish law, the directors of a company may issue new ordinary or preference shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution.

Reduction of Capital	Under Delaware law, a corporation, by an affirmative vote of a majority of the board of directors, may reduce its capital by reducing or eliminating the capital represented by shares of capital stock which have been retired, by applying to an already authorized purchase redemption, conversion or exchange of outstanding shares of its capital stock some or all of the capital represented by shares being purchased, redeemed, converted or exchanged or any capital that has not been allocated to any particular class of capital stock or by transferring to surplus capital some or all of the capital not represented by any particular class of its capital stock or the capital associated with certain issued shares of its par value capital stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been otherwise provided.	A company may, by ordinary resolution, reduce its authorized share capital in any way. A company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way permitted by the Irish Companies Acts.

	Delaware	Ireland
Preemption Rights; Consideration for Shares

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s capital stock.

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these preemption rights in our Articles as permitted under Irish law. Because Irish law requires this opt-out to be renewed at least every five years by special resolution, our Articles provide that this opt-out must be so renewed if it is to remain effective. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of the company on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a share-for-share acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee share option or similar equity plan.

Under Irish law, a company is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Irish Companies Acts.

Dividends, Distributions, Repurchases and Redemptions

Dividends and Distributions

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, directors may declare and pay dividends upon its capital stock either (i) out of its surplus or (ii) if the corporation does

Dividends and Distributions

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves

Delaware	Ireland

not have surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. Net assets means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of a company are equal to, or in excess of, the aggregate of that company’s called up share capital plus undistributable reserves and the distribution does not reduce that company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which a company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed that company’s accumulated unrealized losses, so far as not previously written off in a reduction of capital approved by the Irish High Court without restriction, or a reorganization of capital.

The determination as to whether or not a company has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of that company. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of a company’s unconsolidated financial position and accord with accepted accounting practice.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

Share Repurchases and Redemptions

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of

Share Repurchases and Redemptions

Our Articles provide that any ordinary share that we agree to acquire shall be deemed to be a redeemable share. Accordingly, for purposes of Irish law, the repurchase of ordinary shares

Delaware	Ireland

a specified event; provided however, that immediately following any such	by us may technically be effected as a redemption.

redemption the corporation must have outstanding one or more shares of one or more classes or series of stock, which share, or shares together, have full voting powers.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced; (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of

Under Irish law, we may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption.

We may also be given authority to purchase our shares on market by our shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries.

Our board of directors may also issue preference shares, which may be redeemed at the option of either us or the shareholder, depending on the terms of such preference shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by us or re-issued subject to certain conditions.

Delaware	Ireland
its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

Purchases by Subsidiaries

Under Delaware law, shares of a corporation’s capital stock may be acquired by subsidiaries of that corporation without stockholder approval. Such capital stock owned by a majority owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Purchases by Subsidiaries

Under Irish law, a company’s subsidiaries may purchase shares of that company either on market on a recognized stock exchange such as Nasdaq or off market.

For one of our subsidiaries to make on market purchases of our ordinary shares, our shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of our ordinary shares is required. For a purchase by a subsidiary of our shares off market, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by our shareholders at our registered office.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of our ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

	Delaware	Ireland

Election of Directors	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.	The Irish Companies Acts provide for a minimum of two directors. Our Articles provide that our board of directors may determine the size of our board of directors from time to time and also contain details regulating the appointment of directors, including upon a vacancy.

Removal of Directors	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except: (i) in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; and (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director can be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.	Under the Irish Companies Acts and notwithstanding anything contained in our Articles or in any agreement between us and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against us in respect of his or her removal.

Quorum of the Board of Directors

The quorum necessary for transaction of business by the board of directors shall consist of a majority of the total number of directors unless the certificate of incorporation or bylaws require a greater number.

The quorum necessary for transaction of business by our board of directors may be fixed by our board of directors and unless so fixed will be a majority of the directors in office.

Duties of Directors	Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably	Our directors have certain statutory and fiduciary duties. All of our directors have equal and overall responsibility for the management of our company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment

	Delaware	Ireland

	available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment Rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.	agreements and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. For public limited companies like us, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest of Directors

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest in the contract or transaction are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts with respect to such interested director’s relationship or interest in the contract or transaction are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with a company are required to declare the nature of their interest at a meeting of the directors of that company. A company is required to maintain a register of declared interests, which must be available for shareholder inspection.

Our Articles provide that a director must declare any interest he or she may have in a contract with us at a meeting of our board of directors or otherwise provide notice to our board of directors. No director shall be prevented by his or her office from contracting with us, provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been

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interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

approved by a majority of our disinterested directors.

Under our Articles, a director of ours may be a director of, other officer of, or otherwise interested in, any company promoted by us or in which we are interested, and such director will not be accountable to us for any compensation or other benefit received from such employment or other interest. Our Articles further provide that (i) no director will be prevented from contracting with us because of his or her position as a director, (ii) any contract entered into between a director and us will not be subject to avoidance and (iii) no director will be liable to account to us for any profits realized by virtue of any contract between such director and us because the director holds such office or the fiduciary relationship established thereby. A director of ours will be at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Indemnification of Officers and Directors

Delaware law permits a corporation to indemnify, and to advance expenses to, officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action that they had no reasonable cause to believe was unlawful.

Irish law permits indemnification for the benefit of a company’s directors and executive officers. However, as to directors and company secretary, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to

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commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Acts will be void, whether contained in its articles of association or any contract between the company and the director or company secretary. This restriction does not apply to executive officers who are not directors, the company secretary or other persons who are considered “officers” within the meaning of the Irish Companies Acts.

Limitation on Director Liability

Under Delaware law, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director. However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful share purchases or redemptions; or any transaction in which the director derives an improper personal benefit.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action the shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of his or her duties to that company.

Annual Meetings	Under Delaware law, an annual meeting of stockholders is required. Any stockholder or director my apply to the Delaware Chancery Court for an order for a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of 13 months after its last annual meeting.	We will be required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after our fiscal year-end. Any annual general meeting we hold may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

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The only matters that must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s compensation (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

The provisions of our Articles relating to general meetings shall apply to every such general meeting of the holders of any class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-half of the issued shares of such class.

Proxy	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Under the Irish Companies Acts, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy, but no such proxy shall be voted or acted upon at any subsequent meeting, unless the proxy expressly provides for this.

Special/Extraordinary General Meetings

Under Delaware law, special meetings of stockholders may be called by the board of directors or by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws. At a special meeting, only the business set forth in the notice of meeting may be conducted.

Extraordinary general meetings may be convened (i) by our board of directors, (ii) on requisition of our shareholders holding not less than 10% of the paid up share capital of our carrying voting rights, (iii) on requisition of our auditors or (iv) in exceptional cases, by order of a court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions of our company as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

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In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, our board of directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.

Record Date; Notice Provisions

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.

Our Articles provide that our board of directors may fix in advance a record date (i) to determine the shareholders entitled to notice of or to vote at a meeting of the shareholders that is no more than 90 days and no less than ten days before the date of the meeting and (ii) for the purpose of determining the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose that is no more than 90 days prior to the date of payment of the dividend or the date of any other action to which the determination of shareholders is relevant. The record date may not precede the date upon which the resolution fixing the record date is adopted by the directors.

If the register of shareholders is closed in connection with a meeting, it must be closed for at least five days preceding the meeting and the record date for determination of the shareholders entitled to receive notice

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of, and to vote at, that meeting will be the date of the closing of the register of shareholders.

Notice of an annual or extraordinary general meeting must be given to all our shareholders and to our auditors.

Our Articles provide for a minimum notice period of 21 days for an annual general meeting, which is the minimum permitted under Irish law. In addition, under Irish law and our Articles, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Each of our shareholders is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting.

Irish law requires approval of certain matters by “special resolutions” of the shareholders at a general meeting. A special resolution requires the approval of not less than 75% of the votes of our shareholders cast at a general meeting at which a quorum is present. Ordinary resolutions, by contrast, require a simple majority of the votes our shareholders cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the re-appointment of the retiring auditors and the fixing of the compensation of the auditors, all of which are deemed to be “ordinary business.”

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Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

The Irish Companies Acts provide that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) our Articles permit written resolutions of shareholders. Our Articles provide that our shareholders have the right to take action by written consent only where such consent is unanimous.

Derivative or Other Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf if a wrong committed against us would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that a company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

•   where an ultra vires or illegal act is perpetrated;

•   where more than a bare majority is required to ratify the “wrong” complained of;

•   where the shareholders’ personal rights are infringed;

•   where a fraud has been perpetrated upon a minority by those in control; and

•   where the justice of the case requires a minority to be permitted to institute proceedings.

Irish law also permits shareholders of a company to bring proceedings against that company where its affairs

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are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. The court can grant any relief it sees fit and the usual remedy is the purchase or transfer of the shares of any shareholder.

Business Combinations	Under Delaware law, with limited exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. However, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless, among other exceptions, such transactions are approved by the board of directors before such interested stockholder became such.

Shareholder approval in connection with a business combination involving us would be required under the following circumstances:

•   in connection with a scheme of arrangement, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme;

•   through a tender or takeover offer by a third party for all of the shares of the company; and

•   in connection with an acquisition of us by way of a merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC by a special resolution of the shareholders.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights	Under Delaware law, holders of shares of any class or series of stock of a constituent corporation in a merger or consolidation have the right, in certain circumstances, to dissent from such merger or consolidation by demanding payment in cash for their shares equal to the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, as determined by a	Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as the company and a company incorporated in the EEA, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which

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court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares being issued. No appraisal rights are available for shares of any class or series of stock that are listed on a national securities exchange or held of record by more than 2,000 holders, unless the agreement of merger or consolidation requires the holders thereof to accept for such shares anything other than: shares of stock of the surviving corporation; shares of stock of another corporation, which shares of stock are either listed on a national securities exchange or held of record by more than 2,000 holders; cash in lieu of fractional shares of the stock described in the first two points above; or some combination of the above.

In addition, appraisal rights are not available for stockholders of a surviving corporation in a merger if the merger did not require the vote of the stockholders of the surviving corporation.

90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Amendments of Constituent Documents

Under Delaware law, a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made,

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. A special resolution under Irish law requires the approval of not less than 75% of the votes cast.

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such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.

The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.

The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Dissolution and winding up

Upon the dissolution of a Delaware corporation, after satisfaction of the claims of creditors, the assets of that corporation would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preference shares may have to preferred distributions upon dissolution or liquidation of the corporation.

The rights of our shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles or the terms of any preference shares we issue from time to time. The holders of our preference shares in particular may have the right to priority in the event of our dissolution or winding up. If our Articles contain no specific provisions in respect of dissolution or winding up, then, subject to the priorities of any creditors, the assets

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will be distributed to our shareholders in proportion to the paid-up nominal value of the shares held. Our Articles provide that our ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.

Enforcement of Judgment Rendered by U.S. Court	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the U.S. judgment will be deemed to be enforceable in Ireland:

•   the U.S. judgment must be for a definite sum;

•   the U.S. judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•   the U.S. judgment must be final and conclusive;

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•   the Irish proceedings were commenced within the relevant limitation period;

•   the U.S. judgment must be provided by a court of competent jurisdiction (as determined by Irish law); and

•   the U.S. judgment remains valid and enforceable in the U.S. court in which it was obtained.

An Irish court will also exercise its right to refuse judgment if the U.S. judgment was obtained by fraud, violated Irish public policy, is in breach of natural justice or is irreconcilable with an earlier foreign judgment.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of our voting rights and any other acquisitions of our securities will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, or the Irish Takeover Rules, and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•	in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	a target company’s board of directors must act in the interests of that company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•	a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and

•	a “substantial acquisition” of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares, or other voting securities, of a company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in that company at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in a company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in a company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Any person, excluding any parties acting in concert with the holder, holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must not be less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (i) during the 12-month period prior to the commencement of the offer period that represent more than 10% of our total ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period or, in the case of (ii), the offer period. The Irish Takeover Panel may apply this Rule to a bidder who, together with its concert parties, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our shares once our board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting; or

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	our shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer, or any earlier time at which our board of directors considered the offer to be imminent; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Shareholders’ Rights Plan

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Irish Takeover Rules and the General Principles underlying the Irish Takeover Rules. Our Articles allow our board of directors to adopt a shareholder rights plan upon such terms and conditions as our board of directors deems expedient and in the best interests of us, subject to applicable law.

Subject to the Irish Takeover Rules, our board of directors also has power to issue any of our authorized and unissued shares on such terms and conditions as it may determine and any such action should be taken in our best interests. It is possible, however, that the terms and conditions of any issue of preference shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares.

Disclosure of Interests in Shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in five percent or more of our voting shares, or if as a result of a transaction a shareholder who was interested in five percent or more of our voting shares ceases to be so interested. Where a shareholder is interested in five percent or more of our voting shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, we, under the Irish Companies Acts, may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Acts, as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

Certain other provisions of Irish law or our Articles may be considered to have anti-takeover effects, including those described under the following captions: “—Authorized Share Capital” (regarding issuance of preference shares), “—Preemption Rights, Share Warrants and Share Options,” “—Corporate Governance,” “—Differences in Corporate Law Between Ireland and The State Of Delaware—Election of Directors,” “—Differences in Corporate Law Between Ireland and The State Of Delaware—Removal of Directors,” “—Differences in Corporate Law Between Ireland and The State Of Delaware—Amendments of Constituent Documents,” and “—Differences in Corporate Law Between Ireland and The State Of Delaware—Special/Extraordinary General Meetings.”

Listing

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “NVET.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our ordinary shares will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 Fifteenth Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of our ordinary shares or the availability of our ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of our ordinary shares in the public market could adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Based on the number of our ordinary shares outstanding as of September 30, 2014, assuming the issuance of 4,000,000 ordinary shares in this offering, we will have 11,079,996 ordinary shares outstanding, assuming conversion of our outstanding preference shares into 5,937,138 ordinary shares, no exercise of the underwriters’ option to purchase 600,000 ordinary shares, no exercise of options or warrants and no conversion of restricted share units outstanding as of September 30, 2014. Of these outstanding ordinary shares, the 4,000,000 ordinary shares sold in this offering will be freely tradable, except that any ordinary shares acquired by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act, including any ordinary shares acquired by entities affiliated with Farallon and other existing holders of our ordinary shares that have indicated an interest in purchasing ordinary shares in this offering, may only be sold in compliance with the limitations described below. The remaining 7,079,996 of our ordinary shares will continue to be deemed “restricted securities” as defined under Rule 144. These ordinary shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which we summarize below. In addition, each of our directors and officers and shareholders holding substantially all of our outstanding ordinary shares have entered into market stand-off agreements with us or lock-up agreements with the representatives of the underwriters whereby they have agreed not to sell any of their ordinary shares for 180 days following the date of this prospectus. In addition, of the 358,553 ordinary shares that were subject to options outstanding as of September 30, 2014, options to purchase 147,769 of such ordinary shares were vested as of such date and, upon exercise, these ordinary shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act. Upon conversion, the 50,454 ordinary shares that were subject to restricted share units outstanding as of September 30, 2014 will also be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act. Subject to the provisions of Rule 144 and Rule 701, ordinary shares that are restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	0
At various times beginning 181 days after the date of this prospectus	7,079,996

Lock-Up Agreements

We, each of our directors and officers and shareholders holding substantially all of our outstanding ordinary shares have agreed, subject to specified exceptions, that, without prior the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable for our ordinary shares, or warrants or other rights to purchase our ordinary shares during the 180-day period following the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

In addition to the restrictions contained in the lock-up agreements described above, our shareholders agreement obligates certain shareholders to enter into market stand-off and lock-up agreements that would impose restrictions on the ability of such holders to offer, sell or transfer our ordinary shares for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those ordinary shares, upon the expiration of the lock-up agreements described above, without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those ordinary shares without complying with any of the other requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 110,800 ordinary shares immediately after this offering, assuming no exercise of the over-allotment option; or

•	the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of ordinary shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date under the Securities Act of the registration statement of which this prospectus forms a part, is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the ordinary shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and in the section of this prospectus titled “Underwriting” and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act after the effective date of this offering to register ordinary shares to be issued pursuant to our employee benefit plans. As a result, any ordinary shares issued or options or rights exercised under our 2013 Plan, 2015 Plan or any other benefit plan after the effectiveness of such registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such ordinary shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of September 30, 2014, we had outstanding share options to purchase 358,553 ordinary shares and restricted share units to acquire 50,454 ordinary shares, 259,098 of which were subject to vesting requirements. The original nil exercise or conversion price of certain of these options and restricted share units, as applicable, was revised to the nominal value per ordinary share in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

Registration Rights

In January 2015, we entered into a registration rights agreement with each holder of our Series B preference shares that grants the holder certain demand, Form S-3 and piggyback registration rights for the ordinary shares issuable upon the conversion of the Series B preference shares or acquired after the date of the registration rights agreement. As of September 30, 2014, the holders of 4,200,016 ordinary shares, including the ordinary shares issuable upon the conversion of our Series B preference shares, and 1,574,998 ordinary shares issuable upon exercise of outstanding warrants, or their permitted transferees, are entitled to request these registration rights. Such registration would result in these ordinary shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for ordinary shares purchased by affiliates. These holders have agreed not to exercise any registration rights they may acquire until the date beginning 180 days after the date of this prospectus. See the section of this prospectus titled “Description of Share Capital—Registration Rights” for additional information.

TAXATION

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax considerations applicable to certain investors who are the beneficial owners of our ordinary shares. To the extent that the summary sets forth specific legal conclusions under Irish tax law, this summary represents the opinion of Ernst & Young Business Advisors. This summary is based on existing Irish tax law and our understanding of the practices of the Irish Revenue Commissioners as of the date of this prospectus. Legislative, administrative or judicial changes may modify the tax consequences described in this summary, possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by an Irish court if they were to be challenged.

This summary does not constitute tax advice and is intended only as a general guide. This summary is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) which may arise as a result of being a shareholder in our company including the acquisition, ownership and disposition of our ordinary shares. Furthermore, this summary applies only to shareholders who will hold our ordinary shares as capital assets and does not apply to categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

Irish-Resident Shareholders

A disposal of our ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes may, depending on the circumstances (including the availability of certain exemptions and reliefs, and taking into account the price paid or treated as paid for the shares), give rise to a chargeable gain or an allowable loss for the purposes of Irish tax on chargeable gains. The current rate of capital gains tax in Ireland is 33%.

Non–Resident Shareholders

Shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes should not be liable to Irish tax on chargeable gains realized on a disposal of our ordinary shares unless such shares are used, held or acquired for the purpose of a trade or business carried on by such a shareholder in Ireland through a branch or an agency.

A shareholder who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized on a disposal of our ordinary shares during the period in which the individual is non-resident.

Irish Dividend Withholding Tax

Our company does not anticipate paying dividends for the foreseeable future. However, if in the future we were to pay a dividend or make a distribution to our shareholders, that distribution may be subject to dividend withholding tax, or DWT, at the standard rate of Irish income tax (currently 20%) unless one of the exemptions described below applies.

For DWT purposes, a dividend includes any distribution made to shareholders, including cash dividends, non-cash dividends and any additional shares taken in lieu of a cash dividend. We are responsible for withholding DWT at source in respect of the distributions made and remitting the tax withheld to the Irish Revenue Commissioners.

General Exemptions

Certain shareholders (both individual and corporate) are entitled to an exemption from DWT. In particular, dividends paid to a non-Irish resident shareholder will not be subject to DWT where the shareholder is beneficially entitled to the dividend and is:

•	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

•	a corporate shareholder resident for tax purposes in a “relevant territory”, provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a corporate shareholder that is not resident for tax purposes in Ireland and that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory”;

•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized share exchange in a “relevant territory” or on such other share exchange as may be approved by the Irish Minister for Finance; or

•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized share exchange in a “relevant territory” or on such other share exchange as may be approved by the Irish Minister for Finance;

and provided that, in all cases stated above (but subject to the matters described below) the shareholder has provided the relevant Irish DWT declaration form to his or her broker before the record date of the dividend (in the case of shares held through DTC) or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT (as of the date of this prospectus) is set forth below and this list is subject to change:

Albania	Czech Republic	Italy	Netherlands	Slovenia
Armenia	Denmark	Japan	New Zealand	South Africa
Australia	Egypt	Republic of Korea	Norway	Spain
Austria	Estonia	Kuwait	Pakistan	Sweden
Bahrain	Finland	Latvia	Panama	Switzerland
Belarus	France	Lithuania	Poland	Thailand
Belgium	Georgia	Luxembourg	Portugal	Turkey
Bosnia and Herzegovina	Germany	Macedonia	Qatar	Ukraine
Bulgaria	Greece	Malaysia	Romania	United Arab Emirates
Canada	Hong Kong	Malta	Russia	United Kingdom
Chile	Hungary	Mexico	Saudi Arabia	United States of America
China	Iceland	Moldova	Serbia	Uzbekistan
Croatia	India	Montenegro	Singapore	Vietnam
Cyprus	Israel	Morocco	Slovak Republic	Zambia

It is the responsibility of each individual shareholder to determine whether or not they are “resident” for tax purposes in a “relevant territory.”

Prior to paying any future dividend, our company will enter into an agreement with an institution which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” and which satisfies the requirements for dividends to be paid to certain shareholders free from DWT where such shareholders hold their shares through DTC, as described below. The agreement will generally provide for certain arrangements relating to distributions in respect of those shares that are held through DTC. The agreement will provide that the “qualifying intermediary” shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution to be made to holders of the Deposited Securities, after we deliver or causes to be delivered to the “qualifying intermediary” the cash to be distributed.

We will rely on the information received directly or indirectly from brokers and its transfer agent in determining where shareholders reside and whether they have furnished the required U.S. tax information, as described below. Shareholders who are required to furnish Irish DWT declaration forms in order to receive their dividends without DWT, should note that those declarations forms are only valid for five years and new DWT declarations forms must be completed and filed before the expiration of that five year period to enable the shareholder continue to receive dividends without DWT.

In most cases, individual shareholders resident in a “relevant territory” should complete a non-resident Form V2A and corporate shareholders resident in a “relevant territory” should complete a non-resident Form V2B. Where a shareholder is neither an individual nor a corporate body but is resident in a “relevant territory,” that shareholder should complete a non-resident Form V2C. Shareholders should contact their brokers or own tax advisors should they have any questions regarding Irish DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid on our ordinary shares that are owned by residents of the U.S. should not be subject to DWT, subject to the completion and delivery of the relevant forms to us.

Residents of the U.S. who hold their shares through DTC should be entitled to receive dividends without DWT provided that the address of the beneficial owner of the shares in the records of the broker holding such shares is in the United States. We would strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us).

Residents of the U.S. who hold their shares outside of DTC will be entitled to receive dividends without DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date of the dividend payment to which they are entitled. We would strongly recommend that such shareholders complete the relevant Irish DWT declaration form and provide them to our transfer agent as soon as possible after acquiring shares in our company.

If a U.S. resident shareholder is entitled to an exemption from DWT but receives a dividend subject to DWT, that shareholder may be entitled to claim a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits and provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of “Relevant Territories” Other Than the United States

Shareholders who are residents of “relevant territories” other than the United States, and who are entitled to an exemption from DWT, must complete the relevant Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the relevant Irish DWT declaration form to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date of the dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We would strongly recommend that such shareholders complete the relevant Irish DWT declaration form and provide that form to their brokers or our transfer agent as soon as possible after acquiring shares in our company.

If a shareholder who is resident in a “relevant territory” and is entitled to an exemption from DWT receives a dividend subject to DWT, that shareholder may be entitled to claim a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits and provided the shareholder is beneficially entitled to the dividend.

Notwithstanding the foregoing, this exception from DWT does not apply to an individual shareholder that is resident or ordinarily resident in Ireland or to a corporate entity that is under the control, whether directly or indirectly, of a person or persons who is or who are resident in Ireland. However, other exemptions from DWT may still be available to that shareholder. In addition, it may also be possible for certain shareholders to rely on a double tax treaty to limit the applicable DWT.

Shares Held by Irish Resident Shareholders

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the relevant Irish DWT declaration forms and where this declaration form remains valid) will be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT, must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date of the dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisors.

Shares Held by Other Persons

A shareholder that does not fall within one of the categories specifically mentioned above may nonetheless fall within other exemptions from DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid.

If any such shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be entitled to claim a refund of DWT from the Irish Revenue Commissioners, subject to certain time limits.

Income Tax on Dividends Paid

As an Irish resident company, Irish income tax may arise for certain shareholders in respect of any dividends received from us.

Non-Resident Shareholders

A shareholder that is not resident or ordinarily resident in Ireland for Irish tax purposes and who is entitled to an exemption from DWT generally has no liability to Irish income tax or other similar charges in respect of any dividends received from us. An exception to this position may apply where a shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland for Irish tax purposes and who is not entitled to an exemption from DWT generally has no additional liability to Irish income tax or other similar charges on any dividends received from us. An exception to this position may apply where a shareholder holds our ordinary shares through a branch or an agency in Ireland through which a trade is carried on. In these circumstances, the shareholder’s liability to Irish tax is effectively limited to the amount of DWT withheld by us.

Irish Resident Shareholders

Irish resident or ordinarily resident shareholders may be subject to Irish income tax and any other similar charges on dividends received from us. Credit should be available against this Irish tax payable for any DWT withheld by us.

Capital Acquisitions Tax

CAT consists principally of gift tax and inheritance tax. A gift or inheritance of our ordinary shares (including where such shares are held in DTC) may attract a charge to CAT irrespective of the place of residence, ordinary residence or domicile of the transferor or the transferee of the shares. This is because a charge to CAT may arise on a gift or inheritance which comprises of property situated in Ireland. Our ordinary shares are regarded as property situated in Ireland for CAT proposes because our share register must be retained in Ireland. The person who receives the gift or inheritance is primarily liable for any CAT that may arise.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

Irish Stamp Duty

The rate of stamp duty (where applicable) on the transfer of shares in an Irish incorporated company is 1% of the price paid, or the market value of the shares acquired, whichever is greater. Where a charge to Irish stamp duty applies it is generally a liability for the transferee. Irish stamp duty may, depending on the manner in which our ordinary shares are held, be payable in respect of the transfer of our ordinary shares.

Irish Stamp Duty—DTC Arrangements

On the basis that most of our shares are expected to be held through DTC, or through brokers who hold shares on behalf of their customers through DTC, the transfer of such shares should be exempt from Irish stamp duty based on established practice of Irish Revenue Commissioners. We have received confirmation from the Irish Revenue Commissioners that a transfer of our shares held through DTC and transferred by means of a book-entry interest would be exempt from Irish stamp duty. We also received confirmation from the Irish Revenue Commissioners that certain transfers of our ordinary shares into (or out of) DTC would be exempt from Irish stamp duty.

Shares Held Through DTC

A transfer of our ordinary shares effected by means of the transfer of book-entry interests in DTC should not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any of the parties to the transfer hold the shares outside of DTC may be subject to Irish stamp duty. A shareholder should be entitled to transfer our ordinary shares into (or out of) DTC without giving rise to Irish stamp duty provided (i) there is no change in beneficial ownership of the shares; and (ii) at the time of the transfer into (or out of) DTC there is no agreement in place for the sale of the shares by the beneficial owner to a third party.

To avoid Irish stamp duty on transfers of our ordinary shares any directly registered shareholder may wish to consider opening a broker account, and any person who wishes to acquire our ordinary shares may wish to consider holding such shares through DTC.

DTC Requirement

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, we expect to enter into a composition agreement with the Irish Revenue Commissioners under which we will agree to pay or procure the payment of any obligation for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares, on (i) transfers to which any of the DTC Parties is a party or (ii) which may be processed through the services of any of the DTC Parties and the DTC Parties have received confirmation from the Irish Revenue Commissioners that during the period that such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty with respect to our ordinary shares.

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and our transfer agent expect to enter into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

We expect the DTC Eligibility Agreement to provide for certain indemnities of the DTC Parties by us and American Stock Transfer & Trust Company, LLC (as to which we expect to indemnify American Stock Transfer & Trust Company, LLC) and to provide that DTC may impose a global lock on our ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its continuous net settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in any such party’s sole discretion, that to continue to hold or process transactions in our ordinary shares will give rise to any Irish stamp duty or similar Irish transfer or documentary tax liability with respect to our ordinary shares on the part of any of the DTC Parties or (ii) otherwise as DTC’s rules or the NSCC’s rules provide.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Material United States Federal Income Tax Consequences to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares acquired in this offering. The discussion under this caption “Taxation—Material United States Federal Income Tax Consequences to U.S. Holders,” insofar as such discussion constitutes matters of U.S. tax law or legal conclusions, represents the opinion of DLA Piper LLP (US) as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of the ordinary shares.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that hold our ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules, including the following:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	insurance companies;

•	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our ordinary shares;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the Code, the United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations of the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged.

For purposes of this summary, a “U.S. Holder” means the beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

The following summary is not a substitute for careful tax planning and advice. Each prospective investor is urged to consult its tax advisor concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Status and Related Tax Consequences” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of its pro rata share of our earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares. In the event we make distributions to holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. If a U.S. Holder receives a distribution in Euros the amount of the distribution will be the U.S. dollar value on the date the distribution is received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders will generally be eligible for the preferential U.S. federal rate on qualified dividend income, provided that we are a “qualified foreign corporation,” the shares on which the dividend is paid are held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is not a PFIC in the year of the distribution or in the prior tax year and that is (i) eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department has determined that the treaty is satisfactory for purposes of the legislation or (ii) in the event (i) does not apply, a foreign corporation whose shares are readily traded on an established securities market in the United States.

The United States and Ireland have an income tax treaty which contains an exchange of information provision and the U.S. Treasury Department has made a determination that such treaty is satisfactory for purposes of an Irish corporation being a “qualified foreign corporation.” We expect to be eligible for the benefits of this treaty; however, it is uncertain at this time. In addition, we have applied to list our ordinary shares on Nasdaq, which is an established securities market in the United States and for the ordinary shares to be readily tradable on Nasdaq in the current year. Accordingly, dividends we pay on our ordinary shares may meet the conditions required for the reduced tax rate provided we are not a PFIC in the year in which the dividend is paid or in the preceding year. As discussed in greater detail below, we believe that we may be a PFIC for our current taxable year, and in future years we may be a PFIC. In addition, our ordinary shares may not be considered readily tradable on an established securities market in the United States. Potential investors should consult their own tax advisors as to the application and availability of these preferential tax rates.

Distributions to U.S. Holders generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. If the U.S. Holder receives Euros in the transaction, the amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the U.S. dollar value of the Euros received, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date). Subject to the discussion under “—Passive Foreign Investment Company Status and Related Tax Consequences” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to several limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Status and Related Tax Consequences

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, the foreign corporation must take into account its proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least 25%, by value, of the shares.

Based on current estimates of our gross income, gross assets and the nature of our business, we believe that we may be a PFIC for U.S. federal income tax purposes for our current taxable year and there is no assurance that we will not be a PFIC in any other taxable year. In particular, the proceeds from this offering would be a passive asset and could cause us to meet the asset test for our taxable year that includes this offering. In addition, we do not expect to generate gross income from operations during our current taxable year, which would cause us to meet the income test for our taxable year. If we fail to deploy sufficient cash in later taxable years to avoid meeting the asset test, or we are not generating sufficient active income, we could meet either or both PFIC tests in such later years.

A U.S. Holder will be subject to different taxation rules with respect to an investment in our ordinary shares depending on whether such U.S. Holder makes a Qualifying Election Fund, or QEF, election or a mark-to-market election with respect to his or her investment in our ordinary shares. Our status as a PFIC depends on meeting either the income test or the asset test described above. These tests are calculated on an annual basis; therefore, our counsel cannot definitively determine as of the date of this prospectus whether we will qualify as a PFIC for any particular year.

If a U.S. Holder makes a valid, timely QEF election with respect to our ordinary shares, the U.S. Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within its taxable year, regardless of whether or not it received any distributions on the ordinary shares it owns. No portion of any such inclusions of ordinary earnings would be eligible to be treated as “qualified dividend income.” If a U.S. Holder is a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gain tax rates. A U.S. Holder’s adjusted tax basis in its ordinary shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when a U.S. Holder receives such distribution (nor would distributions in excess of our earnings and profits), but it would result in a corresponding reduction in the adjusted tax basis in its ordinary shares. A U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any net losses that we incur with respect to any year. A U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares and would be taxed as described under “—Taxation of Sale, Exchange or Other Taxable Disposition of Ordinary Shares.”

A U.S. Holder may make a timely QEF election with respect to its investment in our ordinary shares by filing one copy of IRS Form 8621 with its U.S. federal income tax return for the first year in which it holds our ordinary shares. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If we are a PFIC with respect to any tax year, we intend to provide U.S. Holders with all necessary information on a timely basis in order to enable them to make and maintain a QEF election as described above. We will make the determination as to whether we meet the tests to be a PFIC on an annual basis as soon as reasonably practicable after the close of each taxable year and, if we meet such tests with respect to any taxable year, we expect to post all such necessary information on our website in a timely manner for our U.S. Holders making QEF elections to make and maintain such elections. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge.

If we are a PFIC and any of our subsidiaries are PFICs, a U.S. Holder may need to make the QEF election with respect to each such subsidiary in order to avoid the adverse tax consequences described below. We intend to provide U.S. Holders with all information necessary in order for them to make the QEF election with respect to any of our subsidiaries that may be classified as a PFIC in any tax year in the same manner as described above. The mark-to-market election described below generally will not be available with respect to any of our subsidiaries that are PFICs, rendering such election less beneficial to a U.S. Holder than the QEF election.

Provided that our ordinary shares are “marketable stock,” which we believe they would be, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares. If a U.S. Holder makes a valid, timely mark-to-market election with respect to our ordinary shares, it will include in income each year in which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of its taxable year over its adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of your taxable year for any year in which we are a PFIC. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in its income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election are treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss on the ordinary shares to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts and will be reduced by distributions received. Distributions will not be includable in income, except to the extent they exceed a U.S. Holder’s tax basis in its ordinary shares. Gain or loss recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income or loss unless we are not a PFIC for the taxable year in which such sale or other disposition occurs. If a U.S. Holder makes a mark-to-market election, it will be effective for our taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer marketable shares or the IRS consents to the revocation of the election.

If we or one of our subsidiaries is a PFIC and a U.S. Holder does not make a QEF or mark-to-market election with respect to its investment in our ordinary shares, it would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions it receives on our ordinary shares in a taxable year in excess of 125% of the average annual distributions it received in the three preceding taxable years, or, if shorter, its holding period for the ordinary shares), and (ii) any gain realized on the sale, exchange or other disposition of ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the holding period for the ordinary shares;

•	the amount allocated to the current taxable year (and any other year prior to the year in which we were a PFIC) would be taxed as ordinary income and would not be “qualified dividend income”; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax to which it would have been subject for that year, and an interest charge for the deemed tax deferral would be imposed with respect to the resulting tax attributable to each such other taxable year.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period. Such election also can be made by a U.S. Holder in order to make a QEF election other than for the first taxable year in which we are a PFIC (and in which the U.S. Holder owns our ordinary shares).

If a U.S. Holder owns ordinary shares during any taxable year that we are treated as a PFIC, it will be required to file IRS Form 8621 (regardless of whether a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Prospective investors should consult their own tax advisors regarding the application of the PFIC rules to our ordinary shares, the availability and advisability of making a QEF or mark-to-market election.

If we are not treated as a PFIC, and you paid taxes as if we were a PFIC, then you may be able to claim a refund for taxes you paid in excess of the taxes you actually owed. If you do not timely make such a refund claim, then your refund will be disallowed and you will bear more taxes than you actually owe.

Information Reporting and Backup Withholding

Distributions paid with respect to ordinary shares and proceeds from a sale, exchange or redemption of ordinary shares made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or entity that is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner. U.S. Holders of ordinary shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

U.S. Holders who (i) own immediately after the transfer at least 10% by vote or value of our ordinary shares or (ii) have transferred more than $100,000 in a 12-month period to a foreign corporation will be required to file an IRS Form 926. For purposes of determining the total dollar value of ordinary shares purchased by a U.S. Holder in this offering, ordinary shares purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder who fails to comply with this reporting obligation.

In addition, under U.S. federal income tax law and temporary and proposed United States Treasury Regulations, individual citizens or residents of the United States who hold certain “specified foreign financial assets” that exceed certain thresholds (the lowest being holding specified foreign financial assets with an aggregate value in excess of: (i) $50,000 on the last day of the tax year or (ii) $75,000 at any time during the tax year) are required to report information relating to such assets. The definition of “specified foreign financial assets” generally includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. Individual Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a U.S. financial institution. Significant penalties may apply for failure to satisfy the reporting obligations described above.

Additionally, a U.S. Holder holding our ordinary shares should consider their possible obligation to file FinCEN Report 114—Report of Foreign Bank and Financial Accounts—with respect to the ordinary shares.

U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their purchase, ownership or disposition of our ordinary shares.

3.8% Medicare Tax on Unearned Income

Individuals, estates and trusts are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. The specified amount is $250,000 for married individuals filing jointly, $125,000 for married individuals filing separately, $200,000 for other individuals and the dollar amount at which the highest income tax bracket for estates and trusts begins. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. Special rules apply and certain elections are available for certain U.S. Holders that are subject to the 3.8% tax on net investment income and hold shares in a PFIC. Potential investors should consult with their own tax advisors regarding the application of the net investment income tax to them as a result of their investment in our ordinary shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we will agree to sell to the underwriters, and each of the underwriters will agree, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Piper Jaffray & Co.
JMP Securities LLC

Total	4,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will agree, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement will provide that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Entities affiliated with Farallon, which hold more than 5% of our ordinary shares and are affiliates of a director nominee, and other existing holders of our ordinary shares have indicated an interest in purchasing up to an aggregate of $12.0 million of our ordinary shares in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to these entities, and such entities could determine to purchase more, less or no shares in this offering.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ordinary share. After the initial offering, the initial public offering price, concession or any other term of this offering may be changed.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $2.8 million, which includes an amount not to exceed $25,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

Option to Purchase Additional Ordinary Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 600,000 additional ordinary shares at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant to purchase any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to the ordinary shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In May 2014, we issued Cowen and Company, LLC warrants to purchase 96,000 ordinary shares as consideration for acting as placement agent in the private placement of our Series B preference shares in April and May 2014. Cowen and Company, LLC has entered into a lock-up agreement with FINRA whereby it has agreed that the warrants and the ordinary shares issuable upon exercise of the warrants will not be sold in this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales in this public offering, except as provided in FINRA Rule 5110(g)(2).

Nasdaq Global Market Listing

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “NVET.”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ordinary shares may not develop. It is also possible that after this offering the ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than five percent of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchased ordinary shares in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or a Relevant Member State, no offer of ordinary shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ordinary shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ordinary shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the “Exempt Investors,” who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances (i) where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or (ii) where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ordinary shares under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ordinary shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered ordinary shares, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued ordinary shares; (iv) that the ordinary shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the ordinary shares we are offering will be passed upon for us by ByrneWallace, Dublin, Ireland. Certain other legal matters relating to this offering will be passed upon for us by DLA Piper LLP (US), New York, New York. The underwriters are being represented by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements as of June 30, 2013 and 2014 and for each of fiscal years 2013 and 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, Melbourne, Australia, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the ordinary shares offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

In connection with this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our shareholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm. We maintain a website at www.nexvet.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus and references to our website in this prospectus are inactive textual references only. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2013 and 2014 and September 30, 2014 (unaudited)	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended June 30, 2013 and 2014 and the three months ended September 30, 2013 and 2014 (unaudited)	F-4

Consolidated Statements of Changes in Convertible Preference Shares and Shareholders’ (Deficit) Equity for the years ended June 30, 2013 and 2014 and the three months ended September 30, 2014 (unaudited)

F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2013 and 2014 and the three months ended September 30, 2013 and 2014 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nexvet Biopharma public limited company,

We have audited the accompanying consolidated balance sheets of Nexvet Biopharma public limited company and its subsidiaries as of June 30, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, of changes in convertible preference shares and shareholders’ deficit, and of cash flows for each of the two years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nexvet Biopharma public limited company and its subsidiaries as of June 30, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 16 of the consolidated financial statements, Nexvet Biopharma public limited company underwent a corporate reorganization by way of a share-for-share exchange and completed a share consolidation.

/s/ PricewaterhouseCoopers

Melbourne, Australia

September 4, 2014 (except for Notes 1 and 16, as to which the date is December 30, 2014)

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

CONSOLIDATED BALANCE SHEETS

	June 30,		September 30, 2014	Pro Forma September 30, 2014
	2013	2014
			(unaudited)
	(in thousands, except share and per share amounts)
Assets
Current assets
Cash	$483	$30,041	$26,388
Other income receivable	1,010	2,404	721
Prepaid expenses and other	374	643	1,003

Total current assets	1,867	33,088	28,112

Property, plant and equipment, net	47	514	626
Intangible assets, net	—	2	2

Total assets	$1,914	$33,604	$28,740

Liabilities, Convertible Preference Shares and Shareholders’ Deficit
Current liabilities
Accounts payable	$679	$870	$397
Accrued expenses	552	2,299	2,181
Lease incentive liability	—	28	26

Total current liabilities	1,231	3,197	2,604

Lease incentive liability	—	103	89
Warrants	—	5,435	—

Total noncurrent liabilities	—	5,538	89

Total liabilities	$1,231	$8,735	$2,693

Commitments and contingencies (Note 14)
Convertible preference shares
SIRPS, $0.125 nominal value per share, 4,000,000 authorized—792,117 and 1,737,132 shares issued and outstanding as of June 30, 2013 and 2014, respectively, actual	$3,597	$8,177	$—	$—
Series B, $0.125 nominal value per share, 8,000,000 authorized—nil and 4,200,006 shares issued and outstanding as of June 30, 2013 and 2014, respectively, actual	—	25,649	—	—

Total convertible preference shares	$3,597	$33,826	$—	$—

Shareholders’ (deficit) equity
Ordinary shares, $0.125 nominal value per share—20,000,000 shares authorized and 1,264,386, 1,268,810 and 1,142,858 shares issued and outstanding as of June 30, 2013 and 2014 and September 30, 2014 (unaudited), respectively, actual; 100,000,000 shares authorized and 7,079,996 shares issued and outstanding as of September 30, 2014, pro forma	$124	$126	$142	$885
Euro deferred shares, €100 nominal value per share, 400 authorized—nil, nil and 400 shares issued and outstanding as of June 30, 2013 and 2014 and September 30, 2014 (unaudited), respectively, actual; 400 shares issued and outstanding as of September 30, 2014, pro forma	—	—	13	13
Convertible preference shares
SIRPS, $0.125 nominal value per share, 4,000,000 authorized—1,737,132 shares issued and outstanding as of September 30, 2014 (unaudited), actual; nil shares issued and outstanding as of September 30, 2014, pro forma	—	—	8,177	—
Series B, $0.125 nominal value per share, 8,000,000 authorized—4,200,006 shares issued and outstanding as of September 30, 2014 (unaudited), actual; nil shares issued and outstanding as of September 30, 2014, pro forma	—	—	25,649	—
Additional paid-in capital	1,979	2,342	7,929	41,012
Accumulated other comprehensive income (loss)	71	373	(1,768)	(1,768)
Accumulated deficit	(5,088)	(11,798)	(14,095)	(14,095)

Total shareholders’ (deficit) equity	(2,914)	(8,957)	26,047	$26,047

Total liabilities, convertible preference shares and shareholders’ deficit	$1,914	$33,604	$28,740

The accompanying notes are an integral part of these consolidated financial statements.

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands, except share and per share amounts)
Revenue
License and collaboration	$244	$—	$—	$—
Other	85	13	—	25

Total revenue	329	13	—	25
Operating Expenses
Research and development	2,722	5,617	1,240	2,539
General and administrative	2,103	4,426	568	2,818

Total operating expenses	4,825	10,043	1,808	5,357

Loss from operations	(4,496)	(10,030)	(1,808)	(5,332)
Other Income (Expense)
Research and development incentive income	1,135	2,337	503	741
Government grant income	108	1,317	318	297
Exchange (loss) gain	—	(375)	(30)	1,984
Interest income	12	41	1	13

Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(3.62)	$(6.70)	$(1.02)	$(2.13)

Weighted-average ordinary shares outstanding, basic and diluted	894,794	1,000,872	1,000,000	1,078,166

Pro forma net loss attributable to ordinary shareholders, basic and diluted		$(6,710)		$(2,297)

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)		$(2.07)		$(0.33)

Pro forma weighted-average ordinary shares outstanding, basic and diluted (unaudited)		3,242,004		7,015,321

Comprehensive Loss
Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)
Net change in foreign currency translation adjustments	58	302	205	(2,141)

Total comprehensive loss	$(3,183)	$(6,408)	$(811)	$(4,438)

The accompanying notes are an integral part of these consolidated financial statements.

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY

(in thousands, except share amounts)

	Convertible Preference Shares		Ordinary Shares		Ordinary Shares Subject to Limited Recourse Loans		Euro Deferred Shares		Convertible Preference Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of July 1, 2012	—	$—	200,000	$25	—	$—	—	$—	—	$—	$(15)	$13	$(1,847)	$(1,824)
Subdivision of shares	—	—	265,455	33	—	—	—	—	—	—	(33)	—	—	—
Issuance of ordinary shares	—	—	534,545	66	—	—	—	—	—	—	1,396	—	—	1,462
Issuance of SIRPS convertible preference shares, nil issuance costs	498,199	2,093	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares subject to limited recourse loans	—	—	—	—	264,386	—	—	—	—	—	—	—	—	—
Issuance of SIRPS convertible preference shares, nil issuance costs	293,918	1,504	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	631	—	—	631
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,241)	(3,241)

Balance as of June 30, 2013	792,117	$3,597	1,000,000	$124	264,386	$—	—	$—	—	$—	$1,979	$71	$(5,088)	$(2,914)

Issuance of ordinary shares—payment of limited recourse loan	—	$—	9,706	$1	(9,706)	$—	—	$—	—	$—	$36	$—	$—	$37
Issuance of ordinary shares	—	—	4,424	1	—	—	—	—	—	—	21	—	—	22
Issuance of SIRPS convertible preference shares, net of issuance costs of $294	945,015	4,580	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preference shares, net of issuance costs of $1,021	4,200,006	25,649	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	306	—	—	306
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	—	—	—	—	302	—	302
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(6,710)	(6,710)

Balance as of June 30, 2014	5,937,138	$33,826	1,014,130	$126	254,680	$—	—	$—	—	$—	$2,342	$373	$(11,798)	$(8,957)

Issuance of ordinary shares and Euro deferred shares	—	$—	2	$—	—	$—	400	$13	—	$—	$—	$—	$—	$13
Ordinary shares no longer subject to limited recourse loan	—	—	109,611	14	(109,611)	—	—	—	—	—	(14)	—	—	—
Share repurchase	—	—	—	—	(145,069)	—	—	—	—	—	—	—	—	—
Issuance of share warrants	—	—	—	—	—	—	—	—	—	—	5,435	—	—	5,435
Issuance of ordinary shares—conversion of share-based compensation	—	—	19,115	2	—	—	—	—	—	—	(2)	—	—	—
Reclassification into shareholders’ equity	(5,937,138)	(33,826)	—	—	—	—	—	—	5,937,138	33,826	—	—	—	33,826
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	168	—	—	168
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	—	—	—	—	(2,141)	—	(2,141)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(2,297)	(2,297)

Balance as of September 30, 2014	—	$—	1,142,858	$142	—	$—	400	$13	5,937,138	$33,826	$7,929	$(1,768)	$(14,095)	$26,047

The accompanying notes are an integral part of these consolidated financial statements.

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Cash Flows from Operating Activities
Net loss	$(3,241)	$(6,710)	$(1,016)	$(2,297)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation expense	710	298	—	195
Depreciation and amortization expense	11	56	4	37
Other	—	22	—	—
Changes in assets and liabilities:
Other income receivable	(679)	(1,338)	(481)	1,683
Prepaid expenses and other	(377)	(250)	141	(360)
Accounts payable, accrued expenses and lease liability	614	1,978	355	(607)

Net cash used in operating activities	(2,962)	(5,944)	(997)	(1,349)

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(54)	(512)	(31)	(185)
Purchase of intangible assets	—	(2)	(1)	—

Net cash used in investing activities	(54)	(514)	(32)	(185)

Cash Flows from Financing Activities
Proceeds from issuance of ordinary shares	—	37	—	13
Proceeds from issuance of convertible preference shares and warrants	3,597	35,664	1,586	—
Repayments of note payable to related party	(205)	—	—	—

Net cash provided by financing activities	3,392	35,701	1,586	13

Effect of exchange rate changes on cash	88	315	53	(2,132)

Net increase (decrease) in cash	464	29,558	610	(3,653)
Cash at beginning of year	19	483	483	30,041

Cash at end of year	$483	$30,041	$1,093	$26,388

Supplemental Disclosure
Cash paid for interest during period	$27	$—	$—	$—
Conversion of note payable into ordinary shares	1,368	—	—	—
Offering costs in connection with (convertible preference shares and warrants) recorded in equity	—	1,315	110	—
Issuance of share options for accrued consulting services	—	22	—	102

The accompanying notes are an integral part of these consolidated financial statements.

NEXVET BIOPHARMA PUBLIC LIMITED COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Description of Business

Nexvet Biopharma public limited company and its subsidiaries (the “Company”) is a clinical stage biopharmaceutical company focused on transforming the therapeutic market for companion animals by developing and commercializing novel, species-specific biologics based on human biologics. As a class, biologics, which include monoclonal antibodies (“mAbs”) and fusion proteins, have transformed human medicine in recent decades and represent some of the top-selling therapies on the market today. The Company’s proprietary platform, which it refers to as “PETization,” is an algorithmic approach that enables the Company to rapidly create mAbs that are designed to be recognized as “self” or “native” by an animal’s immune system, a property referred to as “100% species-specificity.” PETization is also designed to build upon the safety and efficacy data from clinically tested human therapies to create new therapies for companion animals, thereby reducing clinical risk and development cost. The Company’s first product candidate, NV-01, is a mAb that is a nerve growth factor inhibitor for the control of pain associated with osteoarthritis in dogs. The Company’s second product candidate, NV-02, is a mAb that is a nerve growth factor inhibitor for the control of pain associated with degenerative joint disease in cats. The Company expects data from its pivotal safety and efficacy studies for NV-01 by the end of 2015 and for NV-02 in 2016. The Company’s third product candidate, NV-08, is a fusion protein that is a tumor necrosis factor inhibitor for the treatment of chronic inflammatory diseases, including atopic dermatitis, in dogs. If its proof-of-concept safety and efficacy studies for NV-08 are successful, the Company will progress this product into formal development. Using PETization, the Company is seeking to advance one new product candidate into development per year commencing in the second half of 2015.

The Company has experienced losses since its inception and had an accumulated deficit of $5.1 million, $11.8 million and $14.1 million as of June 30, 2013 and 2014 and September 30, 2014, respectively. For the foreseeable future, management expects the Company to continue to incur losses and negative cash flows, which will increase significantly from historical levels as the Company expands its development activities, seeks regulatory approvals for its lead product candidates and begins to commercialize any approved products. To date, the Company has been funded primarily through sales of capital shares. Management believes the Company’s cash of $26.4 million as of September 30, 2014 will be sufficient to fund its operations for at least the next 12 months.

The Company will require additional capital until such time as the Company can generate revenue in excess of operating expenses. The Company may seek such funding through public or private equity, debt financing or other sources, such as corporate collaborations and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all. The sale of additional equity would result in additional dilution to the Company’s shareholders, and the terms of any financing may adversely affect the rights of the Company’s shareholders. The incurrence of any debt financing could result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict the Company’s operations. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs or commercialization efforts, which could adversely affect its business prospects.

In August 2014, the Company completed a one-for-four share consolidation. Each holder of ordinary shares and preference shares received one ordinary share or preference share for every four ordinary shares or preference shares held by such holder. The number of ordinary shares that may be acquired upon exercise of options or warrants or upon conversion of restricted share units was similarly reduced on a one-for-four basis, with a proportionate adjustment to the exercise or conversion price, as applicable.

In September 2014, Nexvet Biopharma Limited, a newly-formed Irish private company, became the parent company of Nexvet Australia Pty Ltd, formerly known as Nexvet Biopharma Pty Ltd (“Nexvet Australia”), and its subsidiaries pursuant to a transaction in which all of the holders of ordinary shares, preference shares, restricted share units and options and warrants to purchase ordinary shares of Nexvet Australia exchanged their holdings for equivalent ordinary shares, preference shares, restricted share units or options or warrants to purchase ordinary shares, as applicable, of Nexvet Biopharma Limited. Nexvet Biopharma Limited then re-registered as an Irish public limited company in September 2014 (the “Irish Reorganization”). Nexvet Biopharma public limited company became the parent company of Nexvet Australia pursuant to the Irish Reorganization, and for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma public limited company and its subsidiaries as a continuation of the predecessor. The capital structure presented is that of Nexvet Biopharma public limited company.

In November 2014, the Company completed a four-for-five share consolidation. Each holder of ordinary shares and preference shares received four ordinary shares or four preference shares for every five ordinary shares or five preference shares held by such holder. The number of ordinary shares that may be acquired upon exercise of options or warrants or upon conversion of restricted share units was similarly reduced on a four-for-five basis, with a proportionate adjustment to the exercise or conversion price, as applicable.

2.    Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of the Company include the operations of all its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Such operations include the Company, Nexvet Australia, NVIP Pty Limited, Nexvet UK Limited and Nexvet US, Inc. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year ends on June 30, and references to any fiscal year are to the Company’s year ended June 30 in that year.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements and related disclosures as of September 30, 2014 and for the three months ended September 30, 2013 and 2014 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2014 and the results of its operations and comprehensive loss and its cash flows for the three months ended September 30, 2013 and 2014. The financial data and other information disclosed in these notes related to the three months ended September 30, 2013 and 2014 are unaudited. The results for the three months ended September 30, 2013 and 2014 are not necessarily indicative of results to be expected for fiscal year 2015, any other interim periods or any future year or period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include research and development incentive income, research and development accruals, share-based payments, intangibles, valuation of warrants, options and restricted share units and deferred income taxes. Actual results could differ from those estimates.

Unaudited Pro Forma Information

The Company’s board of directors has authorized the filing of a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed initial public offering. The holders of the Company’s convertible preference shares have consented to the automatic conversion of all outstanding convertible preference shares into ordinary shares upon the consummation of the initial public offering, which conversion will occur on a one-for-one basis. The accompanying unaudited pro forma balance sheet as of September 30, 2014 has been prepared to give effect to the automatic conversion of all outstanding preference shares into 5,937,138 ordinary shares as though the proposed initial public offering had occurred on September 30, 2014.

In the accompanying statements of operations and comprehensive loss, pro forma basic and diluted net loss per share attributable to ordinary shareholders for fiscal year 2014 and for the three months ended September 30, 2014 have been prepared to give effect to the automatic conversion of all outstanding convertible preference shares into ordinary shares, as though the proposed initial public offering had occurred at the beginning of the period presented or the issuance date of the convertible preference shares, if later.

Net Loss Per Share

Net loss per share information is determined using the two-class method, which includes the weighted-average number of ordinary shares outstanding during the period and other securities that participate in dividends (a participating security). The Company’s convertible preference shares are participating securities as defined by Accounting Standards Codification (“ASC”) Topic 260-10, Earnings Per Share. Net loss per share disclosures for all periods have been revised to give effect to the one-for-four share consolidation that took place in August 2014 and the four-for-five share consolidation that took place in November 2014.

Under the two-class method, basic net loss per share applicable to ordinary shareholders is computed by dividing the net loss applicable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the reporting period.

Diluted net loss per share gives effect to all potentially dilutive securities, including convertible preference shares and shares issuable upon the exercise or conversion, as applicable, of outstanding warrants, share options and restricted share units, using the treasury shares method. For fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, the Company has excluded the effects of all potentially dilutive shares, which include convertible preference shares, warrants to purchase ordinary shares, ordinary share options, restricted share units and the ordinary shares issued subject to limited recourse loans, from the weighted-average number of ordinary shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses.

Cash

As of June 30, 2013 and 2014 and September 30, 2014, the Company’s cash consisted of cash deposited in a business operating account or in short-term deposit accounts of less than 90 days’ duration.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company receives license and collaboration revenue from a single customer. The Company also receives research and development incentive income and grants from the Australian government.

The Company’s cash is deposited with several large commercial banks located in the United States and Australia that are federally insured or guaranteed, limiting the amount of credit exposure to any one financial institution. The Company’s cash balances with these financial institutions often exceed the amount insured.

The Company is subject to risks common to companies in the biotechnology industry. The Company’s research and development may not be successfully completed, adequate protection for the Company’s technology may not be obtained, any products developed may not obtain necessary government regulatory approval and any approved products may not be commercially viable. The Company operates in an environment of substantial competition from other animal health companies, some of which have substantially more resources at their disposal. In addition, the Company is dependent upon the services of its employees and consultants, as well as third-party contract research organizations and manufacturers.

Fair Value Measurements

The Company records certain assets and liabilities at fair value in accordance with the provisions of ASC Topic 820, Fair Value Measurements. As defined in the guidance, fair value, defined as an exit price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

•	Level 1—Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

•	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3—Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s material financial instruments include cash, other income receivables, accrued liabilities and warrants. The carrying amounts of these instruments are considered to be representative of their respective fair values because of the short-term nature of those investments. The Company has determined its warrants liability to be Level 3 fair value measurement.

Other Income Receivable

Other income receivable is recorded at the invoiced amount where available.

Nexvet Australia is eligible under the AusIndustry research and tax development tax incentive program to obtain a cash amount from the Australian Taxation Office (“ATO”). The tax incentive is available to Nexvet Australia on the basis of specific criteria with which Nexvet Australia must comply. Specifically, Nexvet Australia must have revenue of less than A$20 million and cannot be controlled by income tax exempt entities. Tax incentives are classified as other income receivables and were $1.0 million, $2.4 million and $0.7 million for fiscal years 2013 and 2014 and the three months ended September 30, 2014, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation and impairment. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is three to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Upon retirement or sale of an asset, its cost and related accumulated depreciation or accumulated amortization are removed from the property accounts and any gain or loss is included in the results of operations. Maintenance and repairs are expensed as incurred.

Intangible Assets

The Company accounts for intangible assets under ASC 350, Intangibles—Goodwill and Other, which consists of internal use computer software costs. Costs which include acquiring off the shelf software and licenses that are expected to provide future period financial benefits are capitalized to computer software intangibles. No material internal or external costs are incurred in making the software ready for use. Maintenance costs are expensed as incurred. Amortization is calculated on a straight-line basis over periods ranging from one to three years.

Impairment of Long-Lived Assets

The Company reviews its tangible and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge will be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments of long-lived assets during fiscal years 2013 or 2014 or during the three months ended September 30, 2013 or 2014.

Foreign Currency

Items included in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates, referred to as the functional currency. Financial statements of companies operating outside the United States generally are measured using the local currency as the functional currency. Adjustments to translate those statements into United States dollars are recorded in other comprehensive income (loss) (“OCI”) as a net change in foreign currency translation. Non-cash currency translation adjustments in accumulated OCI were a gain of $0.1 million, $0.3 million and $0.2 million as of June 30, 2013 and 2014 and September 30, 2013, respectively, and a loss of $2.1 million as of September 30, 2014, and primarily relate to translation of U.S. dollar-denominated bank accounts from Nexvet Australia’s Australian dollar functional currency to U.S. dollars.

Foreign currency transactions are translated into the functional currency using the current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date is used. For revenue and expenses and gains and losses, a weighted-average exchange rate for the period is used to translate those elements. The reporting currency of these consolidated financial statements is U.S. dollars. Losses from foreign currency translation for fiscal years 2013 and 2014 and the three months ended September 30, 2013 were nil, $0.4 million and $30,000, respectively, and gain from foreign currency translation for the three months ended September 30, 2014 was $2.0 million. These losses and gain relate to a translation of U.S. dollar-denominated bank accounts into the Company’s Australian dollar functional currency and are included in other income (expense).

Under U.S. GAAP, there is no offset of these two exchange-related items within the consolidated statements of operations and comprehensive loss. Net loss and associated calculations are impacted by this treatment.

Warrants

The Company’s liabilities primarily consist of warrants that were issued to investors and financial advisors in connection with private placements of the Company’s securities in May 2014. The warrants permit the holders to purchase ordinary shares at exercise prices of $8.625 and $7.50 per share on or before May 2019. Because the warrants may be net exercised and are exercisable in U.S. dollars, and the functional currency of Nexvet Australia, the original issuer of the warrants, is Australian dollars, they were classified as a liability as of June 30, 2014 and were reclassified as shareholders’ equity in September 2014 following the Irish Reorganization (in which the original warrants were exchanged for warrants issued by the Company) and the change in the functional currency of the Company to U.S. dollars.

Warrants recorded as liabilities ($5.4 million as of June 30, 2014) are valued at fair value using the binomial option-pricing model. The expected term used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. At each balance sheet date, the outstanding warrants are revalued to their current fair value, with the difference in fair value recorded in the consolidated statements of operations and comprehensive loss.

Warrants are classified within Level 3 of the fair value hierarchy wherein fair value is estimated using significant unobservable inputs. The significant assumptions used in estimating the fair value of the warrants include the estimated fair value of the underlying shares, exercise price, volatility of the shares underlying the warrant and the expected term of the warrant. The fair value of the underlying ordinary shares was estimated by reference to the price per share paid by investors for the Company’s Series B preference shares in May 2014. The fair values of the warrants were estimated using the following assumptions:

June 30, 2014
Fair value per ordinary share	$6.35
Risk free interest rate	1.7%
Expected term (in years)	4 years
Expected volatility	75%
Expected dividend yield	Nil

There were no warrants issued during fiscal year 2013. There were warrants to purchase 1,766,998 ordinary shares issued during fiscal year 2014 and no warrants issued during the three months ended September 30, 2014.

The Company reclassified the warrants to shareholders’ (deficit) equity in September 2014 following the Irish Reorganization and the change in the Company’s functional currency to U.S. dollars.

Income Taxes

The Company has historically filed income tax returns in Australia and has not been required to file income tax returns in any other jurisdiction.

The Company applies ASC Topic 740, Income Taxes, which establishes financial accounting and reporting requirements for the effects of income taxes that result from the Company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities on their respective tax bases, and operating losses and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the jurisdictions and years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

When the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that the Company determines is more likely than not to be realized.

License and Collaboration Agreement Revenue Recognition

License and collaboration revenue was $0.2 million for fiscal year 2013 and was nil for each of fiscal year 2014 and the three months ended September 30, 2013 and 2014. Future revenue under a license and collaboration agreement is expected to consist of fees for services, royalties for product sales or payments when specific milestones are met and match underlying activities occurring during the term of the arrangement.

In fiscal year 2013, the Company entered into a license and collaboration agreement with a third party for the research and development of animal health products in Japan. The terms of the agreement include non-refundable signing and license fees, development milestone payments, the potential for manufacturing and supply services and royalties on any product sales derived from the collaboration. The Company analyzed this arrangement to determine whether the deliverables, which included license and performance obligations such as research and steering committee services, can be separated or whether these must be accounted for as a single unit of accounting. The Company recognizes license payments as revenue upon delivery of the license only if the license has stand-alone value and there are no undelivered performance obligations related to the license. During fiscal year 2013, the Company recorded one up-front payment totaling $0.2 million in association with a license and collaboration agreement, since the license was transferred to the counter-party and had stand-alone value.

If the license is considered not to have stand-alone value, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations would be recognized as revenue over the estimated period of when the performance obligations are performed. When the Company determines that an arrangement should be accounted for as a single unit of accounting, it determines the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. The Company recognizes revenue using the proportional performance method when the level of effort required to complete its performance obligations under an arrangement can be reasonably estimated, and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measurement of performance. If the Company cannot reasonably estimate the level of effort to complete its performance obligations under an arrangement, then revenue under the arrangement would be recognized on a straight-line basis over the period the Company is expected to complete its performance obligations.

The Company’s license and collaboration agreement entitles it to additional payments upon the achievement of performance-based milestones. Milestones that involve substantial effort on the Company’s part are considered “substantive milestones.” A substantive milestone is included in the Company’s revenue model when the milestone is achieved. Revenue recognized under this model is limited to the amount of cash received or to which the Company is entitled. To date, no milestone payments have been received, since proof-of-concept has not yet been achieved.

Royalty revenue is recognized upon the sale of the related products, provided the Company has no remaining performance obligations under the arrangement.

Research and Development Expense

Research and development costs are expensed as incurred and consist primarily of (i) payroll and related expense for all employees engaged in scientific research and development functions, including wages, related benefits, and share-based compensation, (ii) fees for regulatory, professional and other consultants and (iii) development costs, including costs of drug discovery, safety, and proof-of-concept and pivotal safety and efficacy studies, development of biological materials, and service providers. The Company is currently pursuing its NV-01, NV-02 and NV-08 lead product candidates and typically uses its employee and infrastructure resources across multiple development programs. The Company tracks outsourced development costs by lead product candidates but does not allocate personnel or other internal costs related to development to specific product candidates.

General and Administrative Expense

General and administrative expense consists primarily of non-research and development-related payroll and related expense for employees, consultants and directors, including wages, related benefits and share-based compensation. General and administrative expense also includes professional and consulting fees for legal, accounting, tax services and other general business services, as well other expenses such as travel, rent and facilities costs.

Other Income (Expense)

Nexvet Australia is eligible under the AusIndustry research and development tax incentive program to obtain a cash amount from the ATO. The tax incentive is available to Nexvet Australia on the basis of specific criteria with which Nexvet Australia must comply. Although the tax incentive is administered through the ATO, the Company has accounted for the tax incentive outside the scope of ASC Topic 740, Income Taxes, as an income tax benefit since Nexvet Australia meets the applicable requirements to participate in the program and the incentive is not linked to Nexvet Australia’s income tax liability and can be realized regardless of whether Nexvet Australia has generated taxable income. Research and development incentive income is recognized when the research and development activities have been undertaken and the Company has completed its assessment of whether such activities meet the relevant qualifying criteria.

The Company recognizes government grant income at the fair value of the grant when it is received and all substantive conditions have been satisfied. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Exchange (loss) gain consists primarily of gains or losses due to foreign exchange translation, primarily reflecting changes in Australian and U.S. foreign exchange rates. Under U.S. GAAP, these losses relate to a translation of U.S. dollar-denominated bank accounts into Nexvet Australia’s Australian dollar functional currency and represent a non-cash item.

Comprehensive Loss

Comprehensive loss is defined as the total change in shareholders’ deficit during the period other than from transactions with shareholders, which for the Company, includes net change in foreign currency translation adjustments.

Share-Based Compensation

The Company’s share-based compensation plan (see Note 12) provides for the grant of share options, restricted share units and other share-based awards. The fair value of share options is determined as of the date of grant using the binomial option-pricing model. This method incorporates the fair value of the Company’s ordinary shares at the date of each grant and various assumptions such as the risk-free interest rate, expected volatility based on the historic volatility of peer companies, expected dividend yield, and expected term of the share option. Restricted share units are valued at the fair value of the underlying ordinary shares as of the date of grant. To date, the Company has granted options to purchase ordinary shares with an exercise price of their nominal value of $0.125 per ordinary share and restricted share units to acquire ordinary shares with a conversion price of the nominal value of $0.125 per ordinary share on the date of grant. The Company classifies share-based compensation expense in the statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified.

Equity instruments issued to non-employees, including consultants, are accounted for in accordance with Financial Accounting Standards Board (“FASB”) guidance. All transactions in which services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

For transactions where the fair value of the equity instrument issued to non-employees is the more reliable measurement and a measurement date has not been reached, the fair value is re-measured at each balance sheet date using the binomial option-pricing model. Compensation expense for these share-based awards is recognized over the term of the consulting agreement or until the award is approved and settled. All such services were provided in fiscal year 2014 or 2015.

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is a clinical stage biopharmaceutical company focusing on developing therapies for companion animals. As of June 30, 2014 and September 30, 2014, all major assets were held in Australia.

Recently Adopted Accounting Pronouncements

The Company has early adopted the provisions of ASU 2014-10, Elimination of Certain Financial Requirements, Including an Amendment to Variable Interest Entities Guidance Topic in Topic 810, Consolidation, starting in fiscal year 2014. In June 2014, the FASB issued guidance removing the definition of a development stage entity from the Master Glossary of the ASC, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. This guidance also eliminates an exception provided to development stage entities in ASC Topic 810, Consolidation, for determining whether an entity is a variable interest entity on the basis of the amount of the investment equity that is at risk. On adoption, the Company was not required to present or disclose any information required by ASC Topic 915, Development Stage Entities.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

•	Contracts with customers—including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations).

•	Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations.

•	Certain assets—assets recognized from the costs to obtain or fulfill a contract.

This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the impact that this guidance will have on the Company’s consolidated results of operations, financial position and cash flows.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation. This guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply the existing guidance in ASC Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This guidance will be effective for annual reporting periods beginning after December 15, 2015. The Company is currently evaluating the impact that this guidance will have on the Company’s consolidated results of operations, financial position and cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This guidance defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under the guidance, management is required to evaluate, for each annual and interim reporting period, whether it is probable that the entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued or are available to be issued. When management identifies substantial doubt about the entity’s ability to continue as a going concern, additional disclosures are required. This guidance will be effective for annual reporting periods beginning after December 15, 2016. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial condition, results of operations or cash flows.

3.    Property, Plant and Equipment

Property, plant and equipment, net consisted of the following as of the dates indicated:

	Useful Lives	June 30,		September 30, 2014
		2013	2014
				(unaudited)
	(in years)	(in thousands)
Computer equipment	3-7	$3	$68	$78
Other equipment	4	21	43	40
Research and development equipment	5-10	26	199	354
Office equipment	5-20	8	100	92
Leasehold improvements	5	—	162	150
Less: Accumulated depreciation and amortization		(11)	(58)	(88)

Property, plant and equipment, net		$47	$514	$626

Depreciation expense was $10,000, $45,000, $4,000 and $29,000 for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively. Amortization expense was nil, $11,000, nil and $8,000 for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively.

4.    Intangible Assets

Intangible assets, net consisted of the following as of the dates indicated:

	Useful Lives	June 30,		September 30, 2014
		2013	2014
				(unaudited)
	(in years)	(in thousands)
Computer software	1-3	$—	$2	$2
Less: Accumulated amortization		—	—	—

Intangible assets, net		$—	$2	$2

Intangible assets will be fully amortized over their useful lives.

5.    Accrued Expenses

Accrued expenses consisted of the following as of the dates indicated:

	June 30,		September 30, 2014
	2013	2014
			(unaudited)
	(in thousands)
Accrued payroll and related expenses	$73	$502	$397
Accrued professional fees	83	355	581
Accrued research and development costs	396	1,442	1,203

Accrued expenses	$552	$2,299	$2,181

6.    Lease Incentive Liability

Lease incentive liability consisted of the following as of the dates indicated:

	June 30,		September 30, 2014
	2013	2014
			(unaudited)
	(in thousands)
Current	$—	$28	$26

Non-Current	$—	$103	$89

In June 2014, a build-out incentive was recorded based on the agreement with the landlord to reimburse the Company for the build-out of the Company’s Melbourne, Australia office space. The Company expects to offset such amounts within rental expense over the lease term.

7.    Warrants

	June 30,		September 30, 2014
	2013	2014
			(unaudited)
	(in thousands)
Warrants	$—	$5,435	$—

In May 2014, the Company issued warrants to purchase 1,574,998 ordinary shares to purchasers of its Series B preference shares with an exercise price of $8.625 per share. In addition, the Company issued warrants to purchase 192,000 ordinary shares to financial advisors with an exercise price of $7.50 per share.

All warrants have a five year contractual life, are exercisable in U.S. dollars and are revalued to fair value at each balance sheet date using the appropriate exchange rate.

8.    Convertible Preference Shares

The Company has issued Series A investment preference shares (“SIRPS Preference Shares”) and Series B convertible preference shares (“Series B Preference Shares”) (collectively, the “Preference Shares”). The Company’s Memorandum and Articles of Association authorize 12,000,000 Preference Shares with a nominal value of $0.125 per Preference Share.

Preference Shares consisted of the following as of June 30, 2013 and 2014 and September 30, 2014 (unaudited):

June 30, 2013	Preference Shares Issued and Outstanding	Liquidation Preference	Carrying Value
		(in thousands)
SIRPS preference shares	792,117	$7,194	$3,597

June 30, 2014	Preference Shares Issued and Outstanding	Liquidation Preference	Carrying Value
		(in thousands)
SIRPS preference shares	1,737,132	$16,353	$8,177
Series B preference shares	4,200,006	51,298	25,649

	5,937,138	$67,651	$33,826

September 30, 2014	Preference Shares Issued and Outstanding	Liquidation Preference	Carrying Value
		(in thousands)
SIRPS preference shares	1,737,132	$16,353	$8,177
Series B preference shares	4,200,006	51,298	25,649

	5,937,138	$67,651	$33,826

Following changes to redemption criteria of the Preference Shares in August 2014, the Preference Shares have been reclassified into shareholders’ equity.

Voting Rights

Each Preference Share is entitled to the number of votes equal to the number of ordinary shares into which the Preference Share could be converted as of the applicable record date. Holders of Preference Shares have the same rights to receive notices to vote at general meetings of the Company as if they were holders of ordinary shares.

Dividends

Subject to preferences that may be attributable to any then outstanding Preference Shares, the holders of such Preference Shares are entitled to receive dividends, if any, as may be declared by the Company’s board of directors out of legally available funds.

Liquidation Preference

In the event of any liquidation or winding up of the Company, whether voluntary or involuntary, that does not follow a trade sale (being a sale of the main operating subsidiaries, all or a substantial part of the

Company’s business, or all or substantially all of the assets of the Company) (each, a “Liquidating Event”), each holder of Preference Shares then outstanding shall be paid a liquidation preference per share, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares. The liquidation preference of each SIRPS Preference Share equals the issue price of each share multiplied by two plus any declared but unpaid dividends in respect of that SIRPS Preference Share. The liquidation preference for each Series B Preference Share is equal to its issue price multiplied by two, plus eight percent of its issue price per annum, compounded quarterly (such amount only payable and accumulating starting from October 1, 2015), plus any declared but unpaid dividends with respect to the Series B Preference Shares. If, upon the occurrence of a Liquidating Event, the assets and funds thus distributed among the holders of the Preference Shares are insufficient to permit the payment to such holders of the full liquidation preference, then the entire assets and funds to the Company legally available for distribution shall be distributed pro rata among the holders of the then outstanding Preference Shares on an equal priority, pari passu basis, according to their respective liquidation preferences.

After payment to the holders of the Preference Shares of the liquidation preference, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the holders of the ordinary shares with the Preference Shares participating pro rata with the ordinary shareholders on an as-converted basis.

A liquidation or winding up of the Company shall be deemed to be occasioned by, or to include the Company’s sale of its main operating subsidiaries, all or a substantial part of the business or all or substantially all of its assets, the appointment of a receiver, manager, administrator, trustee or similar official over the Company or any of its assets, the Company’s suspension of payment of its debts generally or inability to pay its debts when they become due, or other insolvency events.

Conversion

Holders of Preference Shares may at any time in their discretion convert all or part of their Preference Shares into ordinary shares by written notice to the Company specifying the number of shares to be converted.

The Company must convert the SIRPS Preference Shares at the applicable conversion ratio, which is determined by dividing the issue price for the SIRPS Preference Share by the conversion price. The conversion price for a SIRPS Preference Share means the issue price for that SIRPS Preference Share subject to anti-dilution adjustments.

The Company must convert the Series B Preference Shares at the applicable conversion ratio, which is determined by dividing the Series B Preference Share conversion amount by the conversion price. The conversion price equals the issue price for the Series B Preference Share as subject to anti-dilution adjustments. The Series B Preference Share conversion amount equals the issue price, plus eight percent of the issue price per annum, compounded quarterly (such amount only payable and accumulating starting from October 1, 2015) plus any accrued but unpaid dividends with respect to the Series B Preference Shares.

Each SIRPS Preference Share will automatically be converted into ordinary shares on: (i) completion of an initial public offering; (ii) completion of the sale of all of the shares in the Company, including a trade sale; (iii) a return of capital by the Company; or (iv) a transfer or exchange of all or substantially all of the assets of the Company, except for a license of intellectual property rights.

Each Series B Preference Share will automatically be converted into ordinary shares on completion of an initial public offering, on the completion of the sale of all of the shares in the Company where the holders of Series B Preference Shares would receive an amount not less than the Series B liquidation preference, or if approved by holders representing 75% of the Series B Preference Shares.

Redemption Rights

Since August 2014, there have been no redemption rights afforded to the holders of the Preference Shares. Accordingly, due to the lack of redemption features, such amounts have been reclassified from mezzanine to shareholders’ (deficit) equity. Prior to August 2014, upon certain insolvency and other events, the holders of the Preference Shares could require its redemption. Therefore, the Preference Shares were classified outside of shareholders’ deficit in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

Split or Reconstruction

If the capital in the Company is subject to a split, reconstruction or any other event that increases the total share capital, the Company must make adjustment to the conversion ratio, the conversion price or the numbers of Preference Shares to give full effect to the event while maintaining parity between the holders of the Preferred Shares and other shareholders of the Company.

Registration Rights

If the Company undertakes a qualifying initial public offering or other initial public offering in the United States, each holder of Series B Preference Shares will have the right to enter into an agreement with the Company that would grant the holder of the Series B Preference Shares registration rights.

9.    Ordinary Shares

The Company’s Memorandum and Articles of Association authorize 20,000,000 ordinary shares with a $0.125 nominal value per ordinary share. As of June 30, 2013 and 2014, there were 1,264,386 and 1,268,810 ordinary shares outstanding, respectively, which included 264,386 and 254,680 ordinary shares subject to limited recourse loans, respectively. As of September 30, 2013 and 2014, there were 1,264,386 and 1,142,858 ordinary shares outstanding, respectively, which included 264,386 and nil ordinary shares subject to limited recourse loans, respectively. The terms, rights, preferences and privileges of the ordinary shares are as follows:

Voting Rights

Each holder of ordinary shares is entitled to one vote for each ordinary share held on all matters submitted to a vote of the shareholders, including the election of directors. The Company’s Memorandum and Articles of Association do not provide for cumulative voting rights.

Dividends

Subject to preferences that may be attributable to any then outstanding Preference Shares, the holders of the Company’s outstanding ordinary shares are entitled to receive dividends, if any, as may be declared by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all the Company’s debts and other liabilities, subject to satisfaction of the liquidation preferences granted to the holders of any outstanding Preference Shares.

Rights and Preference

Before issuing shares or options to any person, the Company must offer to issue them to existing holders. Otherwise, holders of the Company’s ordinary shares have no preemptive, conversion or subscription rights, and there is no redemption or other related provisions attributable to ordinary shares. The rights, preferences and privileges of the holder of ordinary shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preference Shares that may be issued.

10.    Fair Value Measurement

Assets and liabilities carried at fair value on a recurring basis as of June 30, 2013 and 2014 and September 30, 2014, including financial instruments which the Company accounts for under the fair value option, are summarized in the following tables.

June 30, 2013	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
	(in thousands)
Assets
Cash	$483	$—	$—	$483

June 30, 2014
Assets
Cash	$30,041	$—	$—	$30,041
Liabilities
Warrants	—	—	5,435	5,435

September 30, 2014 (unaudited)
Assets
Cash	$26,388	$—	$—	$26,388

During fiscal years 2013 and 2014 and the three months ended September 30, 2014, there were no transfers between the levels.

The following table present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2013 and 2014 and September 30, 2014 (unaudited), including net realized and unrealized gains (losses) included in earnings and accumulated OCI.

Warrants (in thousands)
Balance as of June 30, 2012	$—
Issuances	—

Balance as of June 30, 2013	—
Issuances	5,435

Balance as of June 30, 2014	5,435
Reclassification into shareholders’ equity	(5,435)

Balance September 30, 2014	$—

The following table present information about significant unobservable inputs related to the Company’s material categories of Level 3 assets and liabilities as of June 30, 2014.

Financial Instruments	Fair Value	Valuation Technique	Significant Unobservable Input	Range of Inputs
	(in thousands)
Warrants	$5,435	Binomial option-pricing model	Volatility	70-80%
			Expected term	4 years

The warrants were reclassified as shareholders’ equity in September 2014 following the Irish Reorganization and the change in the functional currency of Nexvet Biopharma public limited company to U.S. dollars.

Sensitivity of Fair Value Measures to Changes in Unobservable Inputs

The volatility assumption is representative of the level of uncertainty expected in the movements of the Company’s share price over the expected term of the warrant. A significant increase in volatility would increase the fair value of the warrants while a significant decrease in volatility would decrease the fair value of the warrants.

The highest value of a warrant instrument is attained if it is assumed to be held to expiry. Due to risk aversion, wealth diversification and the lack of marketability, warrant holders occasionally exercise prior to expiry. Based on the market value approach adopted for the valuation of the warrants, it is assumed that the warrants will be held on average for four years. An increase in the expected term of the warrants by one year would increase the fair value of the warrants by $0.5 million, or 10%, while similarly a decrease by one year would decrease the fair value of the warrants by $0.7 million, or 12%.

11.    Net Loss Per Share and Pro Forma Net Loss Per Share

The calculation of net loss per participating securities (“EPS”) for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014 is presented below. For more information on the calculation of EPS, see Note 2.

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands, except share and per share amounts)
Net loss (in thousands)	$(3,241)	$(6,710)	$(1,016)	$(2,297)

Weighted-average ordinary shares issued and outstanding—basic and diluted	894,794	1,000,872	1,000,000	1,078,166

Net loss per ordinary share—basic and diluted	$(3.62)	$(6.70)	$(1.02)	$(2.13)

The following ordinary share equivalents were excluded from the calculation of diluted net loss per share for the periods ended on the dates indicated because including them would have an anti-dilutive effect:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
Preference shares	792,117	5,937,138	1,112,805	5,937,138
Share-based awards	—	245,020	—	225,904
Warrants	—	1,766,998	—	1,766,998
Shares subject to limited recourse loans (see Note 12)	264,386	254,680	264,386	—

Total	1,056,503	8,203,836	1,377,191	7,930,040

Unaudited pro forma net loss per share is calculated as follows:

	Year Ended June 30, 2014	Three Months Ended September 30, 2014
	(unaudited)
Net loss (in thousands)	$(6,710)	$(2,297)

Weighted-average ordinary shares outstanding	1,000,872	1,078,166
Adjustment for conversion of convertible preference shares	2,241,132	5,937,155

Pro forma weighted-average ordinary shares outstanding, basic and diluted	3,242,004	7,015,321

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted	$(2.07)	$(0.33)

Unaudited pro forma basic and diluted net loss per share for fiscal year 2014 and for the three months ended September 30, 2014 is computed using the weighted-average number of ordinary shares outstanding after giving effect to the conversion of all convertible preference shares into ordinary shares as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later. Outstanding share options, restricted share units and warrants were excluded from the calculation of pro forma net loss per share because including them would have had an anti-dilutive effect.

12.    Share-Based Awards

As permitted by Australian law, the Company’s board of directors has historically granted share options and restricted share units with an exercise or conversion price, as applicable, of nil to recipients in Australia. Contemporaneously with these awards and based upon information available at the time of grant, the Company’s board of directors, with the assistance of management, also determined the fair value of the shares underlying these share options for financial reporting purposes. To determine the best estimate of the fair value of the Company’s ordinary shares at each grant date, the Company’s board of directors considered numerous factors, including contemporaneous third-party valuations, current business conditions and projections, risks inherent to the development of the Company’s research and development programs, including the status of pivotal safety and efficacy studies for its lead product candidates, the Company’s financial condition, the Company’s need for future financing to fund its research and development efforts and the commercialization of its lead product candidates, and other relevant factors.

2012 Employee Share Option Plan

In August 2012, the Company’s board of directors adopted the Company’s Employee Share Option Plan (the “2012 Plan”). Pursuant to the 2012 Plan, the Company issued 264,386 ordinary shares at $4.20 per share to employees (including executive officers), consultants and each member of the Company’s board of directors who could purchase such ordinary shares with an interest-free, limited recourse loan payable to the Company. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. Because the loans were the sole consideration for the shares issued, the Company accounted for these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share options was expensed in fiscal year 2013 when vested with a corresponding credit to additional paid-in capital.

The limited recourse loans were repayable within 30 days of the termination of service to the Company of the employee, director or consultant. Failure to pay back the loan within that time frame would have resulted in relinquishing of those shares by the shareholder. The balance of loans outstanding as of June 30, 2013 and 2014 and September 30, 2013 and 2014 was $1.0 million, $1.0 million, $1.0 million and nil, respectively. As discussed in Note 2, the Company does not recognize a separate receivable for limited recourse loans.

The 2012 Plan is no longer in use. Between June 30, 2014 and September 30, 2014, all of the limited recourse loans were repaid in cash or satisfied by the repurchase by the Company of certain ordinary shares issued subject to such loans.

2013 Long Term Incentive Plan

In September 2013, the Company’s board of directors approved a long-term incentive plan for its employees (including executive officers), directors and consultants pursuant to which in November 2013 the Company issued share options to purchase 215,799 ordinary shares and restricted share units to acquire 29,214 ordinary shares to employees, directors and consultants. The underlying ordinary shares had a fair value of $5.15 per share, but the awards had an exercise or conversion price, as applicable, of nil, as permitted under Australian law. Because Irish law requires the payment to an issuer of at least the nominal value of shares in order to acquire such shares from the issuer, any options or restricted share units with a nil exercise or conversion price became exercisable or convertible, as applicable, at their nominal value in August 2014 in anticipation of the Irish Exchange. This nominal value became $0.10 per ordinary share in September 2014 in connection with the Irish Exchange and was revised to $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014. In September 2014, the Company also issued share options to purchase 16,800 ordinary shares and restricted share units to acquire 21,240 ordinary shares to employees, directors and consultants. The underlying ordinary shares had a fair value of $6.35 per ordinary share, but the awards had an exercise or conversion price of the nominal value of $0.10 per ordinary share, which nominal value became $0.125 per ordinary share in connection with the four-for five share consolidation in November 2014. Except for share options and restricted share units held by directors (which vested in November 2014), share options and restricted share units held by employees and consultants vested or will vest, as applicable, in three equal tranches in November 2014, November 2015 and November 2016. The Company revised this plan in September 2014 and refers to this plan as its “2013 Plan.”

Share Awards to Consultants or Advisors for Services Provided

In December 2012, the Company entered into an agreement with Robert Gearing under which the Company agreed to pay to him a commission for arranging certain research and development services. The Company issued Mr. Gearing 6,250 ordinary shares in fiscal year 2013 and 4,424 ordinary shares in fiscal year 2014. The ordinary shares had an aggregate value of $48,000 and the Company recognized share-based compensation expense of $26,000, $22,000, nil and $2,000 in fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively.

In November 2013, the Company entered into an agreement with a financial advisor for the provision of certain financial services. Pursuant to the agreement, the financial advisor elected to receive payment of fees in ordinary shares. In November 2013, the Company issued 8,849 SIRPS Preference Shares at $5.18 per share to the financial advisor.

Related Party Transactions

In May 2012, David Gearing, a co-founder of the Company and its Chief Scientific Officer, loaned the Company $0.2 million, accruing interest at 15% per annum. In February 2013, the Company repaid the loan together with $21,000 in accrued interest.

Dr. Andrew Gearing is a former director, a co-founder of the Company and a brother of David Gearing, a co-founder of the Company and its Chief Scientific Officer. Dr. Andrew Gearing serves on the board of directors of Biocomm Squared Pty Ltd. In August 2010 and August 2013, the Company entered into consulting agreements with Biocomm Squared Pty Ltd for research and development support services. These agreements were superseded by a new consulting agreement in December 2013, which was amended in April 2014. In addition, the Company entered into an agreement with Biocomm Squared Pty Ltd in November 2011 for assistance in obtaining partnering arrangements with Japanese entities. The Company recorded research and development expense of $0.1 million, $0.2 million, $31,000 and $39,000 in fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, related to these agreements. As of June 30, 2013 and 2014 and September 30, 2013 and 2014, there was $8,000, $23,000, $12,000 and $19,000 payable to Biocomm Squared Pty Ltd, respectively.

Ridge Biotechnology Consulting, LLC is owned and operated by Dr. Robert Gearing, the brother of David Gearing, a co-founder of the Company and its Chief Scientific Officer. In October 2010, the Company entered into a consulting agreement with Ridge Biotechnology Consulting, LLC for the provision of services to the Company. The agreement was superseded by agreements entered into in April 2011 and April 2012, and a new consulting agreement with Ridge Biotechnology Consulting, LLC was entered into in January 2014. The Company recorded general and administrative expense of $51,000, $0.1 million, $9,000 and $52,000 in fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, related to these agreements. As of June 30, 2013 and 2014 and September 30, 2013 and 2014, there was $9,000, $19,000, $5,400 and nil payable to Ridge Biotechnology Consulting, LLC, respectively. Dr. Robert Gearing was also a party to a 2012 agreement with the Company pursuant to which the Company issued Dr. Gearing 6,250 ordinary shares in fiscal year 2013 and 4,424 ordinary shares in fiscal year 2014, with an aggregate value of $48,000, for arranging certain research and development services.

Peter Howard is a former director of the Company. In July 2011, the Company entered into a consultancy agreement with Mr. Howard for financial advisory services. The Company recorded expense of nil, $30,000, $8,000 and $29,000 in fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, related to this agreement.

Dr. Paul Wood is a former director of the Company. In May 2013, the Company entered into a consultancy agreement with Dr. Wood for consulting services. The Company recorded expense of $8,000, $23,000, $14,000 and $3,000 in fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively, related to this agreement.

13.    Valuation of Share Awards

The fair value of each share option is estimated on the date of grant using the binomial option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The expected term of the Company’s share options has been determined utilizing the “simplified” method as the Company has insufficient historical experience for share options overall, rendering existing historical experience irrelevant to expectations for current grants. The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The fair value of the underlying ordinary shares considered the price per share paid by investors in the Company’s private financings, including the Series B Preference Shares in May 2014. The fair value of the share options was estimated using the following assumptions:

	Year Ended June 30,		Three Months Ended September 30, 2014
	2013	2014
Fair value per ordinary share upon date of grant	$4.20	$5.15	$6.35
Risk free interest rate	2.7%	4.0%	1.7%
Expected term (in years)	5 years	5-10 years	5 years
Expected volatility	80%	80%	75%
Expected dividend yield	nil	nil	nil

The following table summarizes share option activity for fiscal years 2013 and 2014 and the three months ended September 30, 2014 (unaudited):

	Shares Issuable Under Options		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2012
Granted	264,386	(1)	$4.20	5	$708
Exercised	—		—	—	—
Expired or forfeited	—		—	—	—

Outstanding as of June 30, 2013	264,386		4.20	5	708
Granted	215,799		0.125	4.75	1,115
Exercised	—		—	—	—
Ordinary shares no longer subject to limited recourse loans	(9,706	)(1)	4.20	5	(26)
Expired or forfeited	—		—	—	—

Outstanding as of June 30, 2014	470,479		$2.33	5	$1,797

Granted	161,869		$5.70	5	$1,026
Exercised	(19,115)		0.125	5	(2)
Ordinary shares no longer subject to limited recourse loans	(109,611	)(1)	4.20	5	(460)
Repurchased	(145,069	)(1)	6.35	5	(222)
Expired or forfeited	—		—	—	—

Outstanding as of September 30, 2014	358,553		$2.64	5	$2,139

Options vested and expected to vest, as of June 30, 2013	—		$—

Options vested and expected to vest, as of June 30, 2014	6,195		$0.125

Options vested and expected to vest, as of September 30, 2014	147,769		$6.24

(1)	Reflects ordinary shares issued subject to limited recourse loans. See Note 12.

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

In addition to the share options described above, the Company has granted restricted share units to its directors, employees and consultants. Restricted share units are valued at the fair value of the underlying ordinary shares as of the date of grant. The fair value of the ordinary shares issuable upon conversion of restricted share units considered the price per share paid by investors in the Company’s private financings, including the SIRPS Preference Shares in July 2013. The ordinary shares subject to the restricted share units are generally issued when they vest. The table below presents the Company’s restricted share unit activity for fiscal years 2013 and 2014 and the three months ended September 30, 2014 (unaudited):

	Number of Restricted Share Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2012
Granted	—	$—	—	$—
Converted	—	—	—	—
Forfeited	—	—	—	—

Outstanding as of June 30, 2013	—	—	—	—
Granted	29,214	5.15	2.4	151
Converted	—	—	—	—
Forfeited	—	—	—	—

Outstanding as of June 30, 2014	29,214	5.15	2.4	151

Granted	21,240	6.35		135
Converted	—	—	—	—
Forfeited	—	—	—	—

Outstanding as of September 30, 2014	50,454	$5.66	2.1	$286

Converted and expected to convert, as of June 30, 2013	—	$—

Converted and expected to convert, as of June 30, 2014	—	$—

Converted and expected to convert, as of September 30, 2014	2,140	$6.35

As of June 30, 2014 and September 30, 2014, the Company had approximately $0.1 million and $0.2 million, respectively, of unrecognized compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 2.4 years and 2.3 years, respectively.

Share-Based Compensation

The Company recognizes share-based compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to share-based compensation expense in future periods.

The Company recorded share-based compensation expense related to share options and restricted share units for the fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014 as follows:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Research and development	$298	$74	$—	$42
General and administrative	412	224	—	153

Total	$710	$298	$—	$195

The Company had an aggregate of $1.0 million and $1.0 million, respectively, of unrecognized share-based compensation expense for share options and restricted share units outstanding as of June 30, 2014 and September 30, 2014, which is expected to be recognized over an estimated period of 2.4 years and 2.3 years, respectively, for share options and restricted share units under the 2013 Plan.

14.    Commitments and Contingencies

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Victoria, Australia. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

Operating Lease

The Company entered into a lease for its office in Melbourne, Australia commencing December 2013 for a period of five years. As of June 30, 2014 and September 30, 2014 commitments totaled $0.5 million and $0.4 million, respectively. There were no rental commitments as of June 30, 2013 or September 30, 2013. Rent expense was $22,000, $0.1 million, $20,000 and $24,000 for fiscal years 2013 and 2014 and the three months ended September 30, 2013 and 2014, respectively. Included in rent expense is a build-out incentive of $11,000. A portion of the incentive paid by the landlord is to be repaid by the Company if the lease is early terminated, determined by the unexpired term of the lease over the original 60-month lease term. There are no escalation clauses in the lease agreement.

In connection with the development of animal biopharmaceuticals the Company has open contracts with suppliers for goods and services of $1.7 million and $1.5 million as of June 30, 2014 and September 30, 2014, respectively. As of June 30, 2014, future payments under these non-cancellable operating leases and non-cancellable purchase obligations were as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Operating leases	$475	$97	$205	$173	$—
Purchase obligations	1,670	1,670	—	—	—

Total	$2,145	$1,767	$205	$173	$—

As of September 30, 2014, future payments under these non-cancellable operating leases and purchase obligations were as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(unaudited)
	(in thousands)
Operating leases	$443	$96	$204	$143	$—
Purchase obligations	1,483	1,483	—	—	—

Total	$1,926	$1,579	$204	$143	$—

15.    Income Taxes

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance. In all periods presented, all revenue was earned in Australia.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended June 30,		Three Months Ended September 30,
	2013	2014	2013	2014
			(unaudited)
	(in thousands)
Federal statutory income tax rate	$972	$1,988	$305	$696
Research and development	(415)	(914)	(146)	(300)
Non-deductible expenses	(281)	(70)	—	(88)
Changes in deferred tax asset valuation allowance	(276)	(1,004)	(159)	(308)

Effective income tax rate	$—	$—	$—	$—

Net deferred tax assets as of June 30, 2013 and 2014 and September 30, 2014 consisted of the following:

	June 30,		September 30, 2014
	2013	2014
			(unaudited)
	(in thousands)
Tax loss carry forwards	$1,079	$4,196	$6,566
Accrued expenses	129	503	518

Total deferred tax assets	1,208	4,699	7,084
Valuation allowance	(1,208)	(4,699)	(7,084)

Net deferred tax assets	$—	$—	$—

As of June 30, 2014 and September 30, 2014, the Company had total deferred tax assets of $4.7 million and $7.1 million, respectively. Management has evaluated the factors bearing upon the reliability of its deferred tax assets, which consist principally of tax loss carry forwards for Australian income tax purposes of $4.2 million and $6.6 million, respectively. Management concluded that uncertainty of realizing any tax benefits as of June 30, 2014 and September 30, 2014, a full valuation allowance was necessary to offset its net deferred tax assets due to the Company’s lack of taxable income prospects for the foreseeable future.

Utilization of tax loss carry forwards is subject to potential limitation as a consequence of the Australian loss recoupment rules and future ownership changes, future capital raisings or ongoing changes in the Company’s business. Given the change of ownership that occurred in September 2014 (see Note 16), the

Australian tax authorities could argue that there has been a change in the Company’s underlying business in Australia, which may result in these tax losses never being recoverable. Should this occur, future Australian taxable profits would be taxed at the full corporate rate, which is currently 30%. Depending on the actual amount of any limitation on the Company’s ability to use its tax loss carry forwards, a significant portion of its future taxable income could be taxable.

Changes in the valuation allowance for deferred tax assets during fiscal year 2014 and the three months ended September 30, 2014 were as follows:

	June 30, 2014	September 30, 2014
		(unaudited)
	(in thousands)
Valuation allowance as of beginning of year	$1,208	$4,699
Increases recorded to income tax provision	3,491	2,385

Valuation allowance as of end of year	$4,699	$7,084

The Company has not recorded any amounts for unrecognized tax benefits as of June 30, 2013 or 2014 or September 30, 2013 or 2014. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2011 to the present. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

16.    Subsequent Events

The Company evaluated subsequent events through December 30, 2014, which is the date the unaudited interim financial statements were available to be issued.

In August 2014, the Company completed a one-for-four share consolidation, and in November 2014, the Company completed a four-for-five share consolidation. All share and per share figures have been adjusted to reflect these consolidations. The adjustments exclude, as an immaterial amount, 32 shares outstanding following the November 2014 four-for-five share consolidation, which represent certain shares that would have become fractional shares in the consolidation and new issuances to prevent any fractional shares as a result of the consolidation, all of which shares are being held in trust pending their redemption or sale.

In August 2014, the board of directors approved a reincorporation of the Company from Australia to Ireland pursuant to a transaction in which all of the holders of ordinary shares, Preference Shares, restricted share units and options and warrants to purchase ordinary shares of Nexvet Australia would exchange their holdings for equivalent ordinary shares, Preference Shares, restricted share units or options or warrants to purchase ordinary shares, as applicable, of Nexvet Biopharma Limited, a newly-formed Irish private company, which was re-registered as a public limited company in September 2014. In September 2014, Nexvet Biopharma public limited company became the parent company of Nexvet Australia pursuant to the Irish Reorganization. The change in ownership of Nexvet Australia may result in loss of the ability to utilize tax loss carry forwards of $6.2 million subject to the application of the Australian loss recoupment rules.

Following the Irish Reorganization, for financial reporting purposes the historical consolidated financial statements of Nexvet Australia became the historical consolidated financial statements of Nexvet Biopharma public company limited and its subsidiaries as a continuation of the predecessor. The capital structure presented is that of Nexvet Biopharma public limited company.

The Company entered into a master collaboration, supply and distribution agreement, and a specific distribution agreement for NV-01, with Virbac S.A., an animal health pharmaceutical company, in November

2014. No consideration was exchanged on execution. Pursuant to these agreements, the Company appointed Virbac as its sole and exclusive distributor of NV-01 and any other products for which it enters into a specific distribution agreement with Virbac in the veterinary field worldwide except for the United States and Canada (and for NV-08, also except for Japan, South Korea, Taiwan, the Philippines, Malaysia, Singapore, the People’s Republic of China, Indonesia, Thailand, India, Vietnam and Myanmar, because of pre-existing distribution rights). Virbac must provide clinical, regulatory, marketing and sales input via a joint steering committee, advise the Company in the drafting of regulatory submissions in the countries within the applicable territory, sell the Company’s products, meet or exceed minimum annual net sales obligations for each product, manage local complaints and transfer drug safety data, not apply for the registration of any trademark that is the same as or similar to any of the Company’s trademarks and launch the product within a specified time period after marketing authorization. Virbac may terminate these agreements if, among other things, the Company does not timely obtain a marketing authorization for NV-01 in Europe, there is a material failure to comply with the target product profiles for NV-01, there is a material deviation from a development plan for NV-01 or the distribution of all products covered by these agreements is prevented in certain important countries specified in these agreements as a result of a potential infringement of a third party’s intellectual property rights. In the future, the Company may be entitled to certain milestone payments for its research and development work for its products, as well as fees based on Virbac’s net sales of the product reduced by specified amounts intended to reflect certain costs of goods and costs of selling, each as provided in the agreements.

Through January 2015, the holders of the Preference Shares adopted waivers and consents pursuant to the shareholders agreement. The holders of the Preference Shares have consented to the automatic conversion of all outstanding Preference Shares into ordinary shares upon the consummation of an initial public offering.

Nexvet
Transforming animal medicine

Ordinary Shares

BofA Merrill Lynch

Cowen and Company

Piper Jaffray

JMP Securities

, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses, other than the underwriting discount, to be incurred in connection with the offering described in this registration statement all of which will be paid by Nexvet Biopharma public limited company (the “Registrant”). All of the amounts are estimated except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be paid
SEC registration fee	$8,553
Printing and mailing	500,000
FINRA filing fee	11,540
Nasdaq listing fee	100,000
Legal fees and expenses	1,485,000
Accounting fees and expenses	685,000
Transfer agent and registrar	25,000
Miscellaneous	19,907

Total	$2,835,000

Item 14.	Indemnification of Directors and Officers.

The Registrant’s memorandum and articles of association contain indemnification for the benefit of the Registrant’s directors and executive officers to the fullest extent permitted by Irish law. However, as to the Registrant’s directors and company secretary, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Acts will be void, whether contained in its articles of association or any contract between the Registrant and the director or company secretary. This restriction does not apply to the Registrant’s executive officers who are not directors, the company secretary or other persons who would be considered “officers” within the meaning of the Irish Companies Acts.

The Registrant is permitted under its articles of association and the Irish Companies Acts to purchase directors’ and officers’ liability insurance, as well as other types of insurance, for its directors, officers, employees and agents.

The Registrant has entered into indemnification agreements with each of its directors and officers. These indemnification agreements may subject to the provisions of the Irish Companies Acts require the Registrant, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of its directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at its request.

Reference is made to Item 17 of the Registrant’s undertakings with respect to liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between the Registrant and the underwriters.

Item 15.	Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by Nexvet Australia Pty Ltd, formerly known as Nexvet Biopharma Pty Ltd (“Nexvet Australia”), and the Registrant since July 1, 2011, after giving effect to the one-for-four share consolidation that occurred in August 2014 and the four-for-five share consolidation that occurred in November 2014:

Issuances by Nexvet Australia

1.    From August 2010 through January 2012, Nexvet Australia issued $1.5 million in an aggregate amount of convertible notes to nine investors without any general solicitation or advertising. The convertible notes converted into 534,545 ordinary shares upon the closing of the SIRPS preference share offering in September 2012. In August 2011, Nexvet Australia issued 179,998 ordinary shares to new and existing investors, without any general solicitation or advertising, at a price per share of $0.05 for gross proceeds of $9,500, and in connection with a share split in September 2012, Nexvet Australia issued 265,454 ordinary shares to existing investors for no consideration.

2.    In September 2012 and November 2012, Nexvet Australia issued an aggregate of 250,000 SIRPS preference shares in two equal tranches, to one investor without any general solicitation or advertising, at a price per share of $4.19 for gross proceeds of $1.0 million. In June 2013, the investor transferred 12,500 and 237,500 of its SIRPS preference shares to two investors. In addition, in November 2012 and December 2012, Nexvet Australia issued an aggregate of 248,199 SIRPS preference shares to four investors without any general solicitation or advertising, at a price per share of $4.23 for gross proceeds of $1.0 million.

3.    In May 2013, Nexvet Australia issued an aggregate of 264,386 ordinary shares, without any general solicitation or advertising, to then-existing employees, directors and consultants under the 2012 Employee Share Option Plan at a price per share of $4.20 for gross proceeds of $1.0 million payable by limited recourse loans. Of the shares issued under the 2012 Employee Share Option Plan, 4,424 ordinary shares were issued to a consultant as compensation for services for an aggregate value of $26,000.

4.    From March 2013 to December 2013, Nexvet Australia issued, without any general solicitation or advertising, an aggregate of 1,230,083 SIRPS preference shares at a weighted-average price per share of $5.15 to 25 investors for gross proceeds of $6.3 million. In addition, in November 2013 Nexvet Australia issued 8,849 SIRPS preference shares to an entity for professional services rendered in connection with the financing.

5.    In April 2014, Nexvet Australia issued 4,424 ordinary shares, without any general solicitation or advertising, to a consultant as compensation for services for an aggregate of $22,000, or $4.97 per ordinary share.

6.    In April and May 2014, Nexvet Australia issued, without any general solicitation or advertising, an aggregate of 4,200,006 Series B preference shares at a price per share of $7.50 and an aggregate of 1,574,998 warrants to purchase ordinary shares with an exercise price of $8.625 per ordinary share to 27 investors for gross proceeds of $31.5 million. In addition, Nexvet Australia issued warrants to purchase 192,000 ordinary shares to advisors with an exercise price of $7.50 per ordinary share.

7.    From July 1, 2011 to August 2014, Nexvet Australia issued share options to purchase 215,799 ordinary shares at a nil exercise price and restricted share units to acquire 29,214 ordinary shares at a nil conversion price to then-existing employees, directors and consultants under its 2013 Long Term Incentive Plan, without any general solicitation or advertising. In August 2014, Nexvet Australia, the share option holders and the restricted share unit holders agreed to revise the exercise or conversion price, as applicable, to the nominal value per ordinary share.

8.    From July 1, 2011 to August 2014, Nexvet Australia issued an aggregate of 19,115 ordinary shares, without any general solicitation or advertising, to then-existing employees, directors and consultants upon the exercise of share options issued under its 2013 Long Term Incentive Plan at a nil exercise price, as permitted by Australian law, for aggregate cash consideration of nil.

The offers and sales of the securities described in paragraphs 1 through 8 were not registered under the Securities Act in reliance on, and in compliance with, Regulation S as issuances to non-U.S. investors outside the United States, Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder. All persons acquiring these securities were either accredited investors (as defined in Rule 501 of Regulation D) or non-U.S. persons (as defined in Rule 902 of Regulation S).

The offers and sales of the securities described in paragraphs 3, 7 and 8 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as transactions under compensatory benefit plans and contracts relating to compensation.

Issuances by the Registrant

1.    In August 2014, the Registrant issued one ordinary share at a price per share of the nominal value of $0.10 per ordinary share (which nominal value became $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014) in connection with the formation of the Registrant, without any general solicitation or advertising.

2.    In September 2014, pursuant to share exchange agreements, the Registrant allotted 1,142,858 ordinary shares, 1,737,132 SIRPS preference shares and 4,200,006 Series B preference shares to shareholders of Nexvet Australia in exchange for 100% of the issued and outstanding capital shares of Nexvet Australia. In addition, in connection with the share exchange agreements, the Registrant issued warrants to purchase 1,574,998 ordinary shares of the Registrant’s ordinary shares with an exercise price of $8.625 per ordinary share and warrants to purchase 192,000 of the Registrant’s ordinary shares with an exercise price of $7.50 per ordinary share in exchange for the equivalent warrants issued by Nexvet Australia. In connection with the share exchange agreements, the Registrant also issued share options to purchase 470,479 of the Registrant’s ordinary shares with an exercise price of the nominal value of $0.10 per ordinary share and restricted share units to acquire 29,215 of the Registrant’s ordinary shares with a conversion price of the nominal value of $0.10 per ordinary share under its 2013 Long Term Incentive Plan in exchange for the equivalent share options and restricted share units issued by Nexvet Australia. Such exercise or conversion price, as applicable, was revised to the nominal value of $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

3.    In August 2014, Nexvet Australia repurchased 145,069 ordinary shares subject to limited recourse loans from then-existing employees, directors and consultants. As consideration for such repurchase, Nexvet Australia forgave the remaining loan amounts, aggregating to $0.9 million, and, in September 2014, the Registrant issued share options to purchase 145,069 ordinary shares at an exercise price of $6.35 per ordinary share to such employees, directors and consultants, without any general solicitation or advertising.

4.    From September to October 2014, the Registrant issued share options to purchase an aggregate of 158,592 ordinary shares at an exercise price of the nominal value of $0.10 per ordinary share and restricted share units to acquire 37,667 ordinary shares at a conversion price of the nominal value of $0.10 per ordinary share to then-existing employees and directors under its 2013 Long Term Incentive Plan, without any general solicitation or advertising. Such exercise or conversion price, as applicable, was revised to the nominal value of $0.125 per ordinary share in connection with the four-for-five share consolidation in November 2014.

5.    In November 2014, the Registrant issued one ordinary share, two SIRPS preference shares and three Series B preference shares, each at a price per share of $12.00, in connection with the four-for-five share consolidation, without any general solicitation or advertising.

6.    In October and November 2014, the Registrant issued an aggregate of 16,009 ordinary shares, without any general solicitation or advertising, to then-existing employees, directors and consultants upon the conversion of restricted share units issued under its 2013 Long Term Incentive Plan at a conversion price per share of $0.125, for aggregate consideration of $2,001.

7.    In November 2014, the Registrant issued an aggregate of 73,825 ordinary shares, without any general solicitation or advertising, to then-existing employees, directors and consultants upon the exercise of share options issued under its 2013 Long Term Incentive Plan at an exercise price per share of $0.125, for aggregate consideration of $9,228.

8.    In January 2015, the Registrant issued an aggregate of 3,700 ordinary shares, without any general solicitation or advertising, to then-existing directors upon the conversion of restricted share units issued under its 2013 Long Term Incentive Plan at a conversion price per share of $0.125, for aggregate consideration of $462.50.

9.    In January 2015, the Registrant issued 380 ordinary shares, without any general solicitation or advertising, to a director in lieu of a cash payment of his director fees.

The offers and sales of securities described in paragraphs 1 through 9 were not registered under the Securities Act in reliance on, and in compliance with, Regulation S as issuances to non-U.S. investors outside the United States, Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder. All persons acquiring these securities were either accredited investors (as defined in Rule 501 of Regulation D) or non-U.S. persons (as defined in Rule 902 of Regulation S).

The offers and sales of the securities described in paragraphs 4 and 6 through 9 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 as transactions under compensatory benefit plans and contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules.

(a)    See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules: All schedules have been omitted because they are not required or are not applicable or the required information is shown in the Registrant’s consolidated financial statements or related notes.

Item 17.	Undertakings

(a)    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on January 26, 2015.

Nexvet Biopharma public limited company

By:	/s/ Mark Heffernan
Name: Mark Heffernan, Ph.D.
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Mark Heffernan Mark Heffernan, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	January 26, 2015

/s/ Damian Lismore Damian Lismore	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 26, 2015

* Chris Brown	Chairman of the Board	January 26, 2015

* Ashraf Hanna, Ph.D., M.D.	Director	January 26, 2015

* Cormac Kilty, Ph.D.	Director	January 26, 2015

* Joseph McCracken, DVM	Director	January 26, 2015

* John Payne	Director	January 26, 2015

* Graeme Wald, Ph.D.	Director	January 26, 2015

* Pursuant to Power of Attorney

By:	/s/ Mark Heffernan
Mark Heffernan
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement.

3.1*	Form of Memorandum and Articles of Association, to become effective upon completion of this offering.

3.2*	Memorandum and Articles of Association, as currently in effect.

4.1	Form of Share Certificate.

4.2	Shareholders Agreement, dated September 4, 2014, by and between the Registrant and the parties listed on Schedule 9 thereto, as amended.

4.3*	Form of Warrant to Purchase Ordinary Shares.

5.1	Opinion of ByrneWallace regarding the legality of the securities being registered.

8.1	Tax Opinion of DLA Piper LLP (US).

8.2	Tax Opinion of Ernst & Young Business Advisors.

10.1†*	Agreement, dated December 21, 2012, by and between Nexvet Australia and Lonza Sales AG.

10.2†*	Amendment No. 1 to Agreement, dated May 13, 2013, by and between Nexvet Australia and Lonza Sales AG.

10.3†*	Amendment No. 2 to Agreement, dated June 17, 2013, by and between Nexvet Australia and Lonza Sales AG.

10.4†*	Amendment No. 3 to Agreement, dated June 9, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.5†*	Amendment No. 6 to Agreement, dated September 4, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.6†*	Amendment No. 8 to Agreement, dated October 10, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.7†	Amendment No. 10 to Agreement, dated December 23, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.8†*	License Agreement, dated December 21, 2012, by and between Nexvet Australia and Lonza Sales AG.

10.9†*	Agreement, dated December 16, 2013, by and between Nexvet Australia and Lonza Sales AG.

10.10†*	Amendment No. 1 to Agreement, dated June 17, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.11†*	Amendment No. 2 to Agreement, dated October 10, 2014, by and between Nexvet Australia and Lonza Sales AG.

10.12†*	License Agreement, dated December 16, 2013, by and between Nexvet Australia and Lonza Sales AG.

10.13†*	Master Collaboration, Supply and Distribution Agreement, dated November 24, 2014, by and between Nexvet Ireland Limited and Virbac S.A.

10.14†*	Specific Distribution Agreement for NV-01 Product, dated November 24, 2014, by and between Nexvet Ireland Limited and Virbac S.A.

10.15+*	Employment Agreement, dated December 22, 2014, by and between the Registrant and Mark Heffernan, Ph.D.

10.16+*	Employment Agreement, dated December 22, 2014, by and between the Registrant and David Gearing, Ph.D.

10.17+*	Employment Agreement, dated December 22, 2014, by and between the Registrant and Damian Lismore.

10.18+*	2013 Long Term Incentive Plan.

Exhibit Number	Description of Exhibits

10.19+	2015 Equity Incentive Plan.

10.20*	Form of Deed of Indemnity, Insurance and Access entered into or to be entered into by directors and officers.

10.21	Registration Rights Agreement, dated January 22, 2015, by and between the Registrant and the parties listed on Schedule A thereto.

16.1*	Letter from Ernst & Young to the Securities and Exchange Commission dated September 5, 2014.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of ByrneWallace (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers, independent registered public accounting firm.

24.1*	Power of Attorney (included in the signature page).

99.1*	Consent of Rajiv Patel to be named as a director nominee.

+	Indicates management compensation plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.
*	Previously filed.